FAMOUS FOR
Steak 'n Shake
STEAKBURGERS

The Steak 'n Shake Company™

ANNUAL REPORT 2007

Dear Fellow Shareholders:

Fiscal 2007 was a very difficult year for the Steak 'n Shake Company and we view the operating results for the year as unacceptable. The year was characterized by a difficult operating environment that significantly impacted restaurant sales. To provide some context for fiscal 2007 and more importantly, the future of the Company, we would like to review with you the results of the fiscal year, the key drivers of the disappointing results, what we are doing to address the current difficult operating environment and why we continue to be optimistic about the future of this great brand.

Fiscal 2007 was primarily impacted by a difficult sales environment which saw same store sales decline by 3.8%. This decline in same store sales limited overall revenue growth for the year to 2.4% resulting in full year revenues of $654.1 million compared to $638.8 million in the prior year. The resulting net earnings were $11.8 million, or $0.42 per diluted share, compared to $28.0 million, or $1.00 per diluted share in the prior year. The net earnings included $1.2 million, or $0.04 per diluted share, of restructuring and severance expenses related to general and administrative expense reductions, as well as a $3.3 million, or $0.12 per diluted share, non-cash impairment charge primarily related to fourteen underperforming restaurants.

The difficult operating environment experienced during the year was the result of several factors including internal issues related to the execution of the Steak 'n Shake brand promise. Those internal issues were coupled with consumer economic issues that included gasoline price increases, housing related issues and falling consumer confidence. In addition, we were also impacted by significant minimum wage rate increases in most of our largest markets.

Despite the numerous factors contributing to the difficult operating environment, we are very clear that the single largest issue was our own inadequate store level execution of the Steak 'n Shake brand promise. This brand promise is based on the powerful combination of our unique, cooked to order food, combined with a great service experience that creates satisfied, regular guests that return often and recommend us to others. Whenever these elements are not well executed, the value equation does not work for our guests.

During the year several factors combined to impact store level service execution. These included the introduction of new chicken sandwiches, new entrée salads and Fruit 'n Frozen Yogurt Milk Shakes. While these new product introductions were strategically on target in providing customers with lighter menu options, they significantly increased the level of complexity and training required to successfully execute these menu items. The added complexity diverted management attention away from store level execution fundamentals, including prompt, courteous service and restaurant cleanliness. This was compounded by diverting some of the television advertising message away from core steakburgers and milk shakes to focus on non-core, new product introductions.

Also contributing to the service challenges were on-going issues with milk shake fountain capacity. The complexity arising from the introduction of numerous products and ingredients in recent years has made it increasingly difficult to execute milk shakes with the level of speed and consistency necessary to delight guests. This is particularly true as the incidence of milk shakes purchased has grown from 35% to more that 50% of our guests over the past several years.

Plans for Fiscal 2008

To address the fundamental operating issues facing the Company, we are taking aggressive and decisive action to simplify all business initiatives, intensify the focus on field leadership, critically review the Company's cost structure, and evolve the new unit prototype.

A. Simplifying Business Initiatives

The efforts to simplify business initiatives include a combination of strategic marketing programs as well as select new product development, menu simplification, and process changes. All of these initiatives are aimed at improving store level execution and increasing guest traffic.

In the near term, we are executing several marketing initiatives that focus on promoting our core steakburger sandwiches and milk shakes. We are also engaging in aggressive price promotion to remain competitive in the current environment of extraordinary value-based price initiatives in both the quick service and casual dine segments of the restaurant industry. In addition, we are continuing to rebalance our television advertising and couponing to deliver the most competitive response that will enable us to address current guest count challenges.

As a part of our efforts to provide more appealing and value-oriented offerings, we are launching a new breakfast menu in March 2008. The new breakfast menu includes improvements to our current bagel breakfast sandwiches and the introduction of three breakfast melts that leverage the Steak 'n Shake melt heritage. With the new breakfast menu, we will simultaneously launch Seattle's Best™ coffee in all corporate Steak 'n Shake locations. We are excited about our relationship with Seattle's Best™ coffee, which provides us with an opportunity to leverage the expertise of a recognized leader in coffee with a strong brand name that is complimentary to the Steak 'n Shake brand heritage of "a cut above."

We are also addressing improved operational efficiency through the broader testing of our improved milk shake fountain design. The new design reduces variation and production time without changing the hand dipped uniqueness of our milk shakes by automating milk and syrup dispensing in controlled portions. The new design also improves mixing speed by a third and provides better temperature control for the ice cream. All of these improvements should result in more prompt service and a more consistent experience for our guests, which we believe will increase visit frequency.

Complimenting the improved fountain design is our continuing work on menu simplification, the goal of which is to reduce complexity and increase service speed and consistency. Included in this work is a continuous evaluation of all menu items for relevance, sales potential and the ability to enhance execution consistency. Based on our initial review, between ten and twelve items have already been identified for deletion with our next menu printing in June and additional opportunities continue to be reviewed.

B. Intensifying Focus on Field Leadership

We continue our intense focus on our top priority of improving store level execution. This work includes the implementation of an integrated store plan which contains several elements:

- Leading from the front, which emphasizes manager visibility in the dining room to improve execution of the seven steps of guest service;
- Full utilization of the recently completed Company-wide roll-out of the guest recovery 800 number that enables resolution of customer issues promptly and satisfactorily to promote guest retention; and
- Enhanced success routines for general managers and district managers, including simplified store level performance scorecards.

We have seen these efforts beginning to make a difference in the form of improved guest satisfaction scores, which have increased over the past several months as the success routines have become institutionalized.

We are also enhancing our efforts to provide outstanding service to support our improved offerings through the implementation of "Personalized Service." This service initiative couples an updated dining room service process with improved associate selection and orientation processes. These integrated processes will enable the deliberate improvement in the guest service experience critical to executing the Steak 'n Shake brand promise and addressing the current guest value equation gap.

C. Critically Reviewing Company Cost Structure

In this difficult operating environment, we also continue to aggressively review our cost structure and are on track to fully deliver the $8.1 million of General & Administrative cost savings we outlined at the end of the fiscal year. We also continue to execute aggressive productivity initiatives in supply chain to help offset increased commodity costs and the impact of minimum wage increases.

D. New Building Prototype

We continue to work on evolving our store prototype to ensure profitable future growth, superior return on invested capital, and greater franchising potential. The new store prototype design is nearing completion and we anticipate testing of the new design with four to six remodels of existing stores later this fiscal year to understand consumer acceptance and sales improvements that can result from the evolved design. The new prototype is an evolution of our current design that we believe will increase average unit sales, reduce the cost of new units and provide an economical remodel option. We anticipate building our first new unit prototype in fiscal 2009 and will not engage in new unit growth until we have established a new prototype that provides improved unit economics. This approach to new unit growth is also consistent with our primary focus during the remainder of 2008 and fiscal 2009 on improving store level execution and driving same store sales.

Commitment to the Future

Despite the recent difficult period, we remain very confident about the long-term future of the Steak 'n Shake Company. Recent research confirms that our loyal customers value the brand in all of its current elements including our distinctive, cooked to order food, our dine-in and drive-thru service options and the overall "cut above" nature of the experience. We remain strategically well positioned; the opportunity lies in executing in a manner that delights our guests.

To that end, we continue to work on several important initiatives to drive long-term shareholder value, including the work of the Special Committee of the Board of Directors and our national search for a new Chief Executive Officer.

In fiscal 2007, the Board of Directors appointed a Special Committee of independent directors to examine all potential strategic opportunities to increase shareholder value. The Special Committee continues to actively work with Merrill Lynch & Co., its financial advisor, to identify opportunities to do so. While this work is in progress, the Board is proceeding on a parallel path and conducting a search for a new Chief Executive Officer to lead this Company in the future. We look forward to providing an update on the work of the Special Committee, including the progress of the Chief Executive Officer search, in the future.

In closing, I would like to emphasize that the Management Team remains intensely committed to reversing the recent negative same store sales trend. We are confident that our aggressive near-term plans to address the current operating realities will be successful and look forward to continuing our work to unlock the full potential of this great brand. We remain confident in the long-term future of Steak 'n Shake as we intensify our efforts to improve store level execution and fully realize its role in delivering a consistent guest experience and a value proposition that brings customers back. We share your disappointment with the past fiscal year and thank you as a shareholder of this Company for your continued support.

Sincerely,

Alan B. Gilman

Alan B. Gilman,
Chairman, Interim President and
Chief Executive Officer

Jeffrey A. Blade

Jeffrey A. Blade
Executive Vice President, Chief Financial and Administrative Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 26, 2007

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-8445

THE STEAK N SHAKE COMPANY

(Exact name of registrant as specified in its charter)

INDIANA (State or other jurisdiction of incorporation or organization)	37-0684070 (I.R.S. Employer Identification No.)
36 S. Pennsylvania Street, Suite 500 Indianapolis, Indiana (Address of principal executive offices)	46204 (Zip code)

(317) 633-4100
(Registrant's telephone number, including area code)

Securities registered pursuant to Sec. 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, stated value $.50 per share	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act:
Title of class
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ____ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ____ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _[X]_

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer _____Accelerated filer _X_Non-accelerated filer ____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ____ No _X_

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of the last day of the second fiscal quarter ended April 11, 2007 was approximately $450,885,788 based on the closing stock price of $16.70 per share on that day.

The number of shares of Common Stock outstanding at December 6, 2007 was 28,388,014.

DOCUMENTS INCORPORATED BY REFERENCE

None.

The Steak n Shake Company
Form 10-K
Year ended September 26, 2007
Table of Contents

PART I.

ITEM 1. BUSINESS

General

The Steak n Shake Company ("we", "us" or "Steak n Shake") is engaged primarily in the ownership, operation and franchising of Steak n Shake restaurants. Founded in 1934 in Normal, Illinois, Steak n Shake is one of the oldest restaurant chains in the country. As of September 26, 2007, we had 435 Company-owned restaurants and 56 franchised restaurants located in 21 states. Most Steak n Shake restaurants are open 24 hours a day, seven days a week, and in addition to the core menu featuring STEAKBURGER™ sandwiches and milk shakes, offer a breakfast menu during breakfast hours. Lunch and dinner sales account for approximately 37% and 46% of sales, respectively, while breakfast and late night sales account for 6% and 11% of sales, respectively.

Our fiscal year ends on the last Wednesday in September. Accordingly, every five or six years, our fiscal year contains 53 weeks. Fiscal years 2007, 2006, and 2005 each contained 52 weeks. Our first, third, and fourth quarters contain 12 weeks and the second quarter contains 16 weeks (except in fiscal years when there are 53 weeks, in which case the fourth quarter contains 13 weeks).

The Steak n Shake Concept

We strive to be the best restaurant in the world at providing guests a genuine, classic community diner experience with STEAKBURGER™ sandwiches and hand-dipped milk shakes. We occupy a distinct niche in the restaurant industry by offering full-service dining with counter and dining room seating, as well as drive-thru and carry-out service. Counter and dining room sales represent approximately 60% of the sales mix, while sales for off-premises dining represent approximately 40% of the sales mix. Unlike some quick service restaurants ("QSR"), all Steak n Shake food is freshly prepared, cooked-to-order in view of the guest, and served promptly on china with flatware and glassware by a friendly team of wait staff. Our prices are generally less than most casual dining and family-style concepts, with an average check of approximately $7.10 per person. The average check during the peak lunch and dinner hours is approximately $7.03 and $7.37, respectively.

We believe that Steak n Shake offers a compelling value and core menu items with a higher level of quality than competing restaurant chains. Our menu features core items such as STEAKBURGER™ sandwiches, thin and crispy french fries and hand-dipped milk shakes. During fiscal 2007 we supplemented the core menu with high-quality chicken sandwiches, low-fat Fruit n Frozen Yogurt shakes and improved entrée salad offerings. We believe that the core items of high-quality food have built brand loyalty with our guests, while newer menu items have met consumer demand for healthier menu items. All menu items are prepared in accordance with our strict specifications using high-quality ingredients, including 100% pure beef in our STEAKBURGER™ sandwiches.

Over the years, we have responded to changing guest tastes by providing greater menu variety, while maintaining the core items to ensure continued guest appeal. While we plan to focus on our core menu items, we will periodically add complementary items to the menu. For example, we are currently testing upgraded coffee and new breakfast menu items in select markets.

Expanding the Concept

Continuing to grow in both new and existing trade areas is an important part of our strategy to enhance the Steak n Shake brand and increase shareholder value. During fiscal year 2007, we opened 16 new Company-owned units and franchisees opened six new units. The new Company-owned units and franchise openings were in current and new markets. This level of expansion is less than in prior years. We currently expect the opening of approximately nine Company-owned and six franchised Steak n Shake restaurants in fiscal year 2008. The actual number of openings will depend on many factors, including the ability to locate appropriate sites, negotiate acceptable purchase or lease terms, obtain necessary local governmental permits, complete construction and recruit and train restaurant management and hourly associates. We will also rebuild two older units and remodel four to six units utilizing an updated restaurant design which adds the historic winged logo to the building exterior, reduces construction costs, maximizes the use of available space and can potentially be located on smaller parcels of land. The updated design will be used for new unit construction beginning in fiscal 2009.

In fiscal years 2005 and 2006, we acquired a total of 25 restaurants from former franchisees. During the fourth quarter of fiscal 2006, we acquired eight restaurants from Creative Restaurants, Inc. ("CRI"), and in fiscal 2005, we acquired 17 restaurants from Kelley Restaurants, Inc. ("KRI"). The purchases of franchised restaurants allow us to build on the success achieved by our franchisees while giving us the opportunity to further develop the markets in which these restaurants are located.

Because the site selection process is critical to the success of our restaurants, our senior management devotes significant time and resources to analyzing each prospective site. We consider a variety of factors in the site selection process, including local market demographics, site visibility and accessibility, highway interchanges and proximity to significant generators of potential guests, such as major retailers, housing communities and businesses. Our site selection tool, Thompson MapInfo, allows us to be more analytic in our real estate site selections. This site selection tool provides a sophisticated view of the sales potential for each prospective site as well as insight into markets around the country. In 2008 and beyond, we will continue to be selective in choosing markets and individual sites for both Company-owned and franchise expansion.

Our Strategy for 2008

Our primary focus in fiscal 2008 is reversing our negative prior years' same store sales trends. In furtherance of that goal we are focused on three core activities: simplifying business initiatives, intensifying the focus on store level execution and critically reviewing our cost structure. We will also be implementing a modest incremental price increase of 2% over the year to cover some of the commodity and minimum wage cost increases we will face in fiscal 2008. In addition, during the first quarter of fiscal 2008, we will decrease the volume of coupon distribution in most markets as compared to the first quarter of fiscal 2007.

Simplification

Relative to simplification, we have rigorously evaluated all recent initiatives and eliminated anything that would not contribute to improved store level execution in a cost efficient manner. Our commitment to simplification and focus on core products is exemplified by our 2008 marketing programming, which is balanced between product and brand focus, with primary emphasis on core STEAKBURGER™ and milk shake messaging. This message will focus on core product promotions that utilize existing ingredients and proven limited time offers, such as the black peppercorn bacon premium topping STEAKBURGER™ sandwiches currently being marketed.

The development efforts that we will undertake during the year will focus on a few initiatives that we believe represent the best potential to drive future sales, including upgraded coffee and breakfast, improved milk shake fountain deployment and menu simplification and reengineering.

Execution

We intend to improve store level execution and field accountability in the coming year. Among the initiatives in this area is the implementation of an integrated store level execution plan which includes several core elements. The first, and perhaps the most important, is the "Leading from the Front" initiative, under which store General Managers work almost exclusively within the sight of their guests. This allows them to focus on the guest service experience and eliminate any dissatisfaction in the dining room. Attention to and follow-up on the enhanced customer service program, "Seven Steps of Service," which provides a renewed focus on cleanliness, training and coaching, are central to making this initiative successful.

Another initiative tied to successful execution is the roll-out of the "Guest Recovery" 800 number capability for resolution of customer issues. This system enables guests to alert us to complaints in real time via toll-free hotline and enables our senior leaders to promptly address complaints and ensure that guests return. An added benefit of this system is that it provides significant insight into operational issues in particular restaurants or areas while creating a database of learning and coaching material to enable focus on continuous improvement.

Finally, we are simplifying the performance scorecards for store level managers and will compensate them based on their ability to execute our strategy. Their bonus will be based primarily on store level improvements. We will support them in this regard by implementing a few initiatives which will not distract them from their primary focus. These include implementing a new point-of-sale ("POS") system, simplifying the milk shake fountain process, streamlining the drive-thru and dine-in menus and enhancing the hiring and career development process to increase the bench strength for both field leaders and associates.

Cost Structure

We expect a difficult cost environment in fiscal 2008 with rapidly rising commodity costs, especially dairy, and the incremental annual impact of minimum wage increases. We are attempting to manage this cost environment with limited price increases, labor management efficiencies and supply chain cost savings initiatives. In addition, during fiscal 2007 we undertook a critical review of all general and administrative expenses to ensure that all expenses support our strategic direction. Any spending not directly related to execution of our core strategies was reduced or eliminated. As a result, we reduced general and administrative spending by a net $8.1 million for fiscal 2008. This includes reductions in staffing, salaries and outside consulting services as well as tightening of overall general and administrative spending. We believe that further cost reduction opportunities exist. We are also performing a critical analysis of our new unit construction costs, which have become increasingly expensive in the last few years. This focus is primarily on reducing the overall development and operating costs of our building prototype, as well as developing a new building refresh prototype. We will continue building new stores in 2008 in existing markets and will pilot the new refresh prototype. This new prototype is an appealing evolution of the current style that is less expensive to build, increases the use of available space and can potentially be located on smaller parcels of land. In addition, retrofits to this design will cost approximately $225,000 to $300,000 each, with significant returns expected on this investment. The new prototype will be used in 2008 refreshes and 2009 new unit construction.

Restaurant Locations

The following table lists the locations of the 491 Steak n Shake restaurants, including 56 franchised units, as of September 26, 2007:

	Company-Owned	Franchised	Total
Alabama	5	—	5
Arkansas	—	1	1
Florida	85	—	85
Georgia	25	3	28
Illinois	63	6	69
Indiana	69	2	71
Iowa	4	—	4
Kansas	3	1	4
Kentucky	14	1	15
Michigan	20	—	20
Mississippi	—	1	1
Missouri	42	17	59
North Carolina	6	5	11
Ohio	64	—	64
Oklahoma	—	5	5
Pennsylvania	5	1	6
South Carolina	1	2	3
Tennessee	9	9	18
Texas	20	—	20
West Virginia	—	1	1
Wisconsin	—	1	1
Total	**435**	**56**	**491**

Restaurant Operations

The key to growing our customer base is ensuring our guests have an enjoyable dine-in, carry-out or drive-thru experience. To ensure this positive guest experience, we must have competent and skilled restaurant management at each of our locations. A typical Steak n Shake restaurant's management team consists of a General Manager, a restaurant manager and from one to four secondary managers. The number of managers varies depending upon the sales volume of the unit. Each restaurant's General Manager has primary responsibility for the day-to-day operations of the restaurant and is responsible for maintaining our operating standards and procedures. The General Manager holds the responsibility for the unit's profitability and their bonus is partially based on meeting or exceeding the financial plan's expected store sales and profitability. In addition to day-to-day operations, the General Manager is involved in the planning and budgeting process for their restaurant. An experienced, well-trained General Manager promotes compliance with our high standards for food quality and guest service, ensures that all health and safety requirements are met and ensures compliance with applicable state labor laws. We seek to employ managers who focus on delivering superior guest service.

We foster a "promote from within" approach. To develop the talented bench strength needed for continued internal promotions, developing our associates into competent managers is one of our highest priorities. As part of our commitment to improving our standards of execution, we emphasize strengthening each management team's skills and capabilities through innovative selection, development, evaluation and reward systems. Associates are encouraged to learn new skills to aid in their professional growth and to create greater opportunities for advancement. The management development process is designed to not only meet our current management needs, but to provide for our future growth needs as well.

Guest Satisfaction and Quality Control

Our future success depends on our associates' consistent commitment to exceeding the guests' expectations. This commitment is monitored at Company-owned units through the use of guest satisfaction surveys, a mystery shopping program, frequent on-site visits and formal inspections by management and training personnel. In the first quarter of fiscal 2008, we will complete the roll-out of a new "Guest Recovery" 800 number to resolve customer issues in a timely manner and encourage return visits. Franchised restaurants are monitored through periodic inspections by franchise field operations personnel, guest satisfaction surveys and a mystery shopping program, in addition to their own internal management oversight procedures. These guest satisfaction measurement tools provide data for both continuing and improving our excellence in customer service.

Purchasing and Distribution Center Operations

We operate one distribution center in Bloomington, Illinois from which food products (except for items purchased by the restaurants locally such as bakery goods, produce and dairy products) and restaurant supplies are delivered to 107 Company-owned and 10 franchised restaurants. The restaurants served by the distribution center are located in the Midwest (primarily in Illinois, Missouri, Iowa and Wisconsin). Our semi-trailers handle refrigerated products, frozen products and dry goods in the same delivery trip. The restaurants that are not serviced by the distribution center obtain Company-approved food products and supplies from two separate independent distributors; one with locations in Orlando, Florida and Pryor, Oklahoma, and the other with a location in Zanesville, Ohio.

Purchases are negotiated centrally for most food and beverage products and supplies to ensure uniform quality, adequate quantities and competitive prices. Short-term forward buying contracts are utilized to facilitate the availability of products that meet our specifications and to lessen our exposure to fluctuating prices. Food and supply items undergo ongoing research, development and testing in an effort to maintain the highest quality products and to be responsive to changing consumer tastes.

Branding

Our marketing thrust for 2008 will be driven by a focus on our core menu items, including STEAKBURGER™ sandwiches, french fries and milk shakes. Its goal is to build brand loyalty and increase purchase frequency. Marketing platforms are product directed and explain why Steak n Shake is superior to alternatives by using a fun, irreverent, tongue-in-cheek approach in our advertising campaigns. This "voice of the restaurant" defines our brand personality. By coupling this branding approach with real consumer benefits, existing guests are encouraged to visit more often and new guests are encouraged to give our concept a try. Television and radio, outdoor billboards, and coupon inserts are the mediums on which we focus our advertising.

Franchising

Our franchising program extends our brand name recognition to areas where we have no current development plans and generates additional revenues without substantial investment. Our expansion plans include seeking qualified new franchisees and expanding our relationships with current franchisees.

Franchisees undergo a selection process supervised by the Vice President, Franchising, and require final approval by senior management. We typically seek franchisees with both the financial resources necessary to fund successful development and significant experience in the restaurant/retail business. We assist franchisees with the development and ongoing operation of their restaurants. Our management personnel assist franchisees with site selection, approve all restaurant sites and provide prototype plans and construction support and specifications. Our staff provides both on-site and off-site instruction to franchised restaurant management and associates.

All franchised restaurants are required to serve only Steak n Shake approved menu items. Access to services such as our distribution center and POS system enables franchisees to benefit from our purchasing power and assists us in monitoring compliance with our quality standards and specifications.

The standard Steak n Shake unit franchise agreement has an initial term of 20 years. Among other obligations, the standard agreement requires franchisees to pay an initial franchise fee of $40,000 for the first restaurant in a market, $35,000 for the second unit and $30,000 for each subsequent unit, as well as continuing royalty fees and service fees based on gross receipts. The standard franchise agreement also requires the franchisee to pay 5% of gross sales for advertising. For more information on franchising opportunities, visit our web site at **www.steaknshake.com/franchise** .

Competition

The restaurant business is one of the most intensely competitive industries in the United States, with price, menu offerings, location and service all being significant competitive factors. Our competitors include national, regional and local establishments. In all of our current and proposed future market areas, there are established competitors with financial and other resources which are greater than ours. We face competition for sites on which to locate new restaurants, as well as for restaurant associates and guests. The restaurant business is often affected by changes in consumer tastes and by national, regional and local economic conditions and demographic trends. The performance of individual restaurants may be affected by factors such as traffic patterns, demographics, harsh weather conditions, and the type, number and location of competing restaurants. Additional factors that may adversely affect the restaurant industry in general, and our restaurants in particular, are increases in food, labor and associate benefit costs, negative publicity surrounding food quality or safety issues and difficulty in attracting qualified management personnel and hourly associates.

Seasonal Aspects

We have substantial fixed costs which do not decline as a result of a decline in sales. Our first and second fiscal quarters, which include the winter months, usually reflect lower average weekly unit volumes as compared to the third and fourth fiscal quarters. Additionally, sales in the first two fiscal quarters can be adversely affected by severe winter weather. We may also be negatively affected by potential adverse weather during the first and fourth fiscal quarters due to hurricanes and tropical storms that may impact the Southeastern portion of the United States, where we have a significant number of restaurants.

Employees

As of September 26, 2007, we employed approximately 22,000 associates, of which approximately two-thirds were part-time hourly associates. We consider our employee relations to be good and believe that we are providing working conditions and wages that compare favorably with the industry.

Trademarks

"Steak n Shake®", "Steak 'n Shake Famous For Steakburgers®", "Famous For Steakburgers®", "Takhomasak®", "Faxasak®", "Original Steakburgers®", "In Sight It Must Be Right®", "Steak n Shake It's a Meal®", "The Original Steakburger®", "The "Wing and Circle"® logo", "Steak n Shake In Sight it Must be Right®", "Takhomacup®", "Takhomasak®", "Takhomacard®", "Banawberry®", "Banocolate®", "Strawnilla®", "Vanocha®", "Sippable Sundaes®", "Side-by-Side®" and the Company's "storefront design"® are among the federally registered trademarks and servicemarks we own. "Bits 'n Pieces™", "Original Double Steakburger™", "Exactly The Way You Want It™", "Food And Service Exactly The Way You Want It™" and "Create Your Own Steakburger™" are among the trademarks and service marks we own or for which federal registration applications are currently pending. We protect our trademark rights by appropriate legal action whenever necessary.

Government Regulation

We are subject to various federal, state and local laws and regulations that might impact our business. Each of our restaurants is subject to licensing and regulation by a number of governmental authorities, including health and safety and fire agencies in the state and municipality in which the restaurant is located. The development and construction of restaurants is subject to compliance with applicable zoning, land use and environmental regulations. Difficulties in obtaining, or failure to obtain, the required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.

Our restaurant operations are also subject to federal and state minimum wage laws and laws governing such matters as working conditions, child labor, overtime and tip credits. Many of our restaurant associates are paid at rates related to the federal and state minimum wage laws, and accordingly, further increases in the minimum wage would increase our labor costs. During 2007 we experienced federal and state mandated minimum wage rate increases in a number of states where we operate numerous stores, including Florida, Georgia, Illinois, Indiana, Missouri and Ohio, resulting in a collective fiscal 2007 impact of approximately $3.7 million. The total impact of these federal and state minimum wage increases for fiscal 2008 is expected to be approximately $3.5 million.

As of September 26, 2007, we had franchise operations in 15 states and are subject to certain federal and state laws controlling the offering and conduct of the franchise business in those states. In addition, we are subject to franchise registration requirements in several states in which we are now conducting or will conduct franchise business in the future.

Geographic Concentration

During fiscal 2007, approximately 42.1% of our net sales were derived from five defined market areas ("DMA"): Indianapolis, Indiana (11.7%); St. Louis, Missouri (11.3%); Orlando, Florida (7.0%); Chicago, Illinois (6.5%); and Tampa, Florida (5.6%). As a result, operations may be materially affected by weather, economic or business conditions within these markets. Also, given our present geographic concentration, adverse publicity relating to Steak n Shake restaurants could have a more pronounced overall adverse effect on our sales than might be the case if our restaurants were more broadly dispersed.

Information Available on our Web Site

We make available through our web site, free of charge, our filings with the Securities and Exchange Commission ("SEC") as soon as reasonably practicable after we file them electronically with, or furnish them to, the SEC. The reports we make available include annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, registration statements and any amendments to those documents. In addition, corporate governance documents such as our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Whistleblower Policy, Nominating and Corporate Governance Committee Charter, Compensation Committee Charter and Audit Committee Charter are posted on our web site and are available without charge upon written request. Our web site link is **www.steaknshake.com** and the link to SEC filings and corporate governance documents is **www.steaknshake.com/investing.html** . Our web site and the information contained therein or connected thereto is not intended to be incorporated into this report on Form 10-K.

Executive Officers of the Registrant

The following table sets forth information regarding our executive officers effective as of September 26, 2007:

Name	Age	Position with Company	Since
Jeffrey A. Blade	46	Executive Vice President,	
		Chief Financial and Administrative Officer -	
		The Steak n Shake Company	2004
		Steak n Shake Enterprises, Inc.	2006
Duane E. Geiger	44	Vice President, Controller -	
		The Steak n Shake Company	2000
		Steak n Shake Enterprises, Inc.	2006
Alan B. Gilman(1)	77	Interim President -	
		The Steak n Shake Company	2007
		Steak n Shake Operations, Inc.	2007
		Interim Chief Executive Officer -	
		The Steak n Shake Company	2007
		Steak n Shake Enterprises, Inc.	2007
		Chairman -	
		The Steak n Shake Company	2003
		Steak n Shake Operations, Inc.	2003
		Steak n Shake Enterprises, Inc	2006
Omar Janjua	49	Executive Vice President, Operations -	
		The Steak n Shake Company	2007
		Steak n Shake Operations, Inc.	2007
David C. Milne	40	Vice President -	
		The Steak n Shake Company	2007
		Steak n Shake Enterprises, Inc.	2007
		General Counsel -	
		The Steak n Shake Company	2003
		Steak n Shake Enterprises, Inc.	2006
		Corporate Secretary -	
		The Steak n Shake Company	2004
		Steak n Shake Enterprises, Inc.	2006
Thomas Murrill	58	Senior Vice President, Human Resources -	
		The Steak n Shake Company	2007
		Steak n Shake Operations, Inc.	2007
Gary T. Reinwald	59	Executive Vice President, Development -	
		The Steak n Shake Company	2004
		Steak n Shake Operations, Inc.	2004
Steven M. Schiller	42	Senior Vice President, Chief Marketing Officer-	
		The Steak n Shake Company	2005
		Steak n Shake Enterprises, Inc.	2006
J. Michael Vance	38	Vice President, Strategic Planning and	
		Chief Information Officer -	
		The Steak n Shake Company	2006
		Steak n Shake Enterprises, Inc.	2006

(1) Member of the Board of Directors of the Company.

Mr. Blade joined us as Senior Vice President and Chief Financial Officer in 2004 and was promoted to Executive Vice President, Chief Financial and Administrative Officer in 2007. From 1999 to 2004, Mr. Blade was Vice President of Finance for the U.S. operations of Cott Corporation. Prior thereto, Mr. Blade served in various financial roles for the Kraft Foods Corporation from 1988 to 1999.

Mr. Geiger was appointed Vice President, Controller in 2004. Prior thereto, Mr. Geiger was Vice President, Information Systems, Financial Planning and Treasurer and served in various other capacities within the Company since 1993.

Mr. Gilman was appointed interim President and Chief Executive Officer in 2007. Mr. Gilman was elected Chairman during 2003 and has been a Director of the Company since 1992. He served as Chief Executive Officer from 1992 until 2004 and as President from 1992 until 2002.

Mr. Janjua joined us as Executive Vice President, Operations in 2007. Prior to joining Steak n Shake, he served in various executive positions with Yum Brands, Inc. in its Pizza Hut operations since joining Yum in 1989.

Mr. Milne was promoted to General Counsel in 2003, to Secretary in 2004 and to Vice President in 2007 after joining us in 2000. Prior to joining Steak n Shake, Mr. Milne was in the private practice of law with two large Indianapolis law firms.

Mr. Murrill joined us as Senior Vice President, Human Resources in 2007. Prior to joining Steak n Shake he served as Executive Vice President of Total Access Speakers Bureau, Inc. in 2006 and Vice President of Human Resources and Administration at Royal Caribbean Cruise Lines, LTD from 1995 through 2006.

Mr. Reinwald was appointed Executive Vice President of the Company in 2004. Prior thereto, Mr. Reinwald was Senior Vice President, Operations and National General Manager, and he has served in various management and senior management capacities during his 43-year tenure with Steak n Shake.

Mr. Schiller joined us as Senior Vice President and Chief Marketing Officer in 2005. Prior to joining Steak n Shake, Mr. Schiller was the Group Director for the Marketing Organization for The Coca-Cola Company since joining in 1996.

Mr. Vance was promoted to Chief Information Officer and Vice President, Strategic Planning in 2007 after having served as Vice President, Information Technology and Director of Information Technology since joining us in 2003. Prior to joining Steak n Shake he served as Director of Consulting Services with Inrange Global Consulting from 2002 through 2003 and was a Senior Manager with Arthur Anderson/Accenture from 1997 through 2002.

Our executive officers are appointed annually by the Board of Directors.

ITEM 1A. RISK FACTORS

An investment in our common stock involves a degree of risk. These risks should be considered carefully with the uncertainties described below, and all other information included in this Annual Report on Form 10-K, as well as other filings that we make from time to time with the SEC, before deciding whether to purchase our common stock. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also become important factors that may harm our business, financial condition, results of operations or cash flows. The occurrence of any of the following risks could harm our business, financial condition, results of operations or cash flows. The trading price of our common stock could decline due to any of these risks and uncertainties, and you may lose part or all of your investment.

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements include estimates of future revenues, cash flows, capital expenditures or other financial items, and assumptions underlying any of the foregoing. Forward-looking statements reflect management's current expectations regarding future events and use words such as "anticipate," "believe," "expect," "may," and other similar terminology. A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. Investors should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. These forward-looking statements are all based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. Our actual future results and trends may differ materially depending on a variety of factors, many beyond our control, including, but not limited to, the risks and uncertainties discussed below. Accordingly, such forward-looking statements do not purport to be predictions of future events or circumstances and may not be realized. We undertake no obligation to publicly update or revise them, except as may be required by law.

Our new stores may not perform up to expectations.
We are currently planning to open fewer new restaurants in fiscal 2008 than in recent years. Our ability to open and profitably operate restaurants is subject to risks such as identifying and securing suitable and economically viable locations, negotiating acceptable lease or purchase terms for new locations, obtaining required governmental permits (including zoning approvals) on a timely basis, complying with other regulatory requirements, securing necessary contractors, subcontractors and labor, meeting construction schedules and budgets, increasing labor and building materials costs and adverse weather conditions or other acts of God that could result in construction delays. If we are unable to successfully manage these risks, we could face increased costs and lower than anticipated revenues and earnings in future periods.

We face continually increasing competition in the restaurant industry for locations, guests, staff, supplies and new products, which may prevent us from reversing negative same store sales trends.
Our business is subject to intense competition with respect to prices, services, locations, qualified management personnel and quality of food. We compete with other food service operations, with locally-owned restaurants and with other national and regional restaurant chains that offer the same or similar types of services and products. Some of our competitors may be better established in the markets where our restaurants are or may be located. Changes in consumer tastes, national, regional, or local economic conditions, demographic trends, traffic patterns and the types and numbers and locations of competing restaurants often affect the restaurant business. There is active competition for management personnel and for attractive commercial real estate sites suitable for restaurants. In addition, factors such as inflation, increased food, labor, equipment, fixture and benefit costs, as well as difficulty in attracting qualified management and hourly employees may adversely affect the restaurant industry in general and our restaurants in particular. We expect our first quarter fiscal 2008 same store sales to be down more than the low end of our annual range of down 1% to 5%. If our strategy does not improve same store sales, our operating results and business would be adversely affected.

The inability of our franchises to operate profitable restaurants may negatively impact our continued financial success.
We operate a franchise program and collect royalties, marketing and service fees from the franchisees. The ability of franchisees to generate profits impacts our overall profitability and brand recognition.

Growth within the existing franchise base is dependent upon many of the same factors that apply to our Company-owned restaurants, and sometimes the challenges of opening profitable restaurants prove to be more difficult for our franchisees. For example, franchisees may not have access to the financial or management resources that they need to open or continue operating the restaurants contemplated by their franchise agreements with us. In addition, our continued growth is also partially dependent upon our ability to find and retain qualified franchisees in new markets, which may include markets in which the Steak n Shake brand is less well known. Furthermore, the loss of any of our franchisees due to financial concerns and/or operational inefficiencies could impact our profitability and brand.

Our franchisees are required to operate their restaurants according to our guidelines. We provide training opportunities to our franchise operators to fully integrate them into our operating strategy. However, since we do not have control over these restaurants, we cannot give assurance that there will not be differences in product quality or that there will be adherence to all of our guidelines at these franchised restaurants. In order to mitigate these risks, we do require that our franchisees focus on the quality of their operations, and we expect full compliance with our standards.

Due to our smaller restaurant base, our operating results could be materially and adversely affected by the negative performance of or the decision to close a small number of restaurants.

Our restaurant base is smaller than many other restaurant chains. Accordingly, poor operating results in one or more of our markets or the decision to close even a relatively small number of underperforming restaurants could materially and adversely affect our business, financial conditions, results of operations or cash flows.

Our operating results could vary significantly if we are unable to attract guests to our restaurants and earn their repeat business.

We take pride in our ability to attract and retain our guests, however if we do not deliver an enjoyable dining experience for our guests or are unable to provide them with the food quality they expect, they may not return to our restaurants, and results may be negatively affected.

Changes in guest preferences for casual dining styles or menu items could adversely affect our financial performance.

Changing guest preferences, tastes and dietary habits can adversely impact our business and financial performance. We offer a large variety of entrees, side dishes and desserts, and our continued success depends, in part, on the popularity of our product offerings and casual style of dining. A change in guest preferences away from this dining style or our offerings in favor of other dining styles or offerings may have an adverse effect on our business.

Increases in the minimum wage rates by federal or state governments could adversely affect our business.

Many of our associates are paid wages that relate to federal and state minimum wage rates. Any increases in the minimum wage rates may significantly increase our restaurant operating costs. In addition, since our business is labor-intensive, shortages in the labor pool or other inflationary pressure could increase labor costs, which could harm our financial performance.

Ownership and leasing of significant amounts of real estate exposes us to possible liabilities

We own the land and building or lease the land and/or the building for our restaurants. Accordingly, we are subject to all of the risks associated with owning and leasing real estate. In particular, the value of our assets could decrease and our costs could increase because of changes in the investment climate for real estate, demographic trends, supply or demand for the use of restaurants in an area, or liabilities for environmental conditions. We generally cannot cancel our leases. If we decide to close an underperforming existing store, or if we decide not to open a planned future store, we may, nonetheless, be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the remainder of the lease term. In addition, as each of the leases expires, we may fail to negotiate renewals either on commercially acceptable terms or at all, which could cause us to close stores in desirable locations.

Labor shortages, an increase in labor costs, or the inability to attract qualified associates could harm our business.

Our associates are essential to the operation of our restaurants and our ability to deliver an enjoyable dining experience to our guests. If we are unable to attract and retain enough qualified restaurant personnel at a reasonable cost, or if they do not deliver an enjoyable dining experience to our guests, our results may be negatively affected. Additionally, competition for qualified employees could require us to pay higher wages or provide greater benefits, which could result in higher labor costs.

Fluctuations in commodity and energy prices and the availability of commodities, including beef, poultry and dairy, could affect our business.

A significant component of our costs is related to food commodities, including beef, poultry and dairy products, which can be subject to significant price fluctuations due to seasonal shifts, climate conditions, industry demand, changes in international commodity markets and other factors. If there is a substantial increase in prices for these food commodities, and we are unable to offset the increases with changes in our menu pricing, our results of operations may be negatively affected. In addition, we are dependent on frequent deliveries of perishable food products that meet certain specifications. Shortages or interruptions in the supply of perishable food products caused by unanticipated demand, problems in production or distribution, disease or food-borne illnesses, inclement weather or other conditions could adversely affect the availability, quality and cost of ingredients, which would likely lower revenues, damage our reputation and otherwise harm our business.

We must purchase energy-related products such as electricity, oil and natural gas for use in each of our restaurants.Our suppliers must purchase gasoline in order to transport food and supplies to us. Our guests purchase energy to heat and cool their homes and fuel their automobiles. When energy prices increase, we incur greater costs to operate our restaurants. Likewise, our guests have lower disposable income and thus may reduce the frequency in which they dine out and/or feel compelled to choose more inexpensive restaurants when eating outside the home.

Due to our geographic locations, certain restaurants are subject to climate conditions that could affect operations.

Many of our restaurants are located in the Midwest and Southeast portions of the United States. During the first and second fiscal quarters, restaurants in the Midwest may face harsh winter weather conditions. During the first and fourth fiscal quarters, restaurants in the Southeast may face harsh weather associated with hurricanes or tropical storms. These harsh weather conditions may make it more difficult for guests to visit our restaurants or may necessitate the closure of our restaurants for a period of time. If guests are unable to visit our restaurants, or if our restaurants are closed as the result of inclement weather, our sales and operating results may be negatively affected.

Unfavorable publicity could harm our business.

Restaurant chains such as ours can be adversely affected by publicity resulting from complaints or litigation alleging poor food quality, food-borne illness, personal injury caused by food tampering, adverse health effects (including obesity) or other concerns stemming from one or a limited number of restaurants. Regardless of whether the allegations or complaints are valid, unfavorable publicity relating to even just one of our restaurants, could adversely affect public perception of the entire brand, which could immediately and severely hurt sales and accordingly, revenues and profits. If guests become ill from food-borne illnesses, we could also be forced to temporarily close some restaurants. In addition, instances of food-borne illnesses or food tampering, even those occurring solely at the restaurants of competitors, could, due to negative publicity about the restaurant industry, adversely affect sales.

We are subject to health, employment, environmental and other government regulations, and failure to comply with existing or future government regulations could expose us to litigation, damage our reputation and lower profits.

We are subject to various federal, state and local laws affecting our business. Restaurant operations are also subject to licensing and regulation by state and local departments relating to health, food preparation, sanitation and safety standards, federal and state labor laws (including applicable minimum wage requirements, overtime, working and safety conditions and citizenship requirements), federal and state laws prohibiting discrimination and other laws regulating the design and operation of facilities, such as the Americans with Disabilities Act of 1990. If we fail to comply with any of these laws, we may be subject to governmental action or litigation, and our reputation could be accordingly harmed. Injury to our reputation would, in turn, likely reduce revenues and profits.

In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. As a result, we may become subject to regulatory initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food products, which could increase expenses. The operation of our franchise system is also subject to franchise laws and regulations enacted by a number of states and to rules promulgated by the U.S. Federal Trade Commission. Any future legislation regulating franchise relationships may negatively affect our operations, particularly our relationship with franchisees. Failure to comply with new or existing franchise laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales.

We may not be able to adequately protect our intellectual property, which could decrease the value of our brand and products.

The success of our business depends on the continued ability to use the existing trademarks, service marks and other components of our brand to increase brand awareness and further develop branded products. While we take steps to protect our intellectual property, our rights to our trademarks could be challenged by third parties or our use of these trademarks may result in liability for trademark infringement, trademark dilution or unfair competition, adversely affecting our profitability.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We currently lease 57,066 square feet of executive office space in Indianapolis, Indiana, under a lease expiring June 30, 2013.

We also have a complex of three buildings located in Bloomington, Illinois, where we own 38,900 square feet of office/warehouse space in two separate buildings (one of which has cold storage facilities), and we lease a 26,300 square foot distribution center and division office facility. We lease division offices in Orlando, Florida; Cincinnati, Ohio; Columbus, Ohio; Chicago, Illinois; and Indianapolis, Indiana. We own division office facilities in St. Louis, Missouri. At September 26, 2007, we owned one restaurant location that had been leased to a third party. In addition, there were six restaurants under construction and we owned four parcels of land that are being held for future development at September 26, 2007.

As of September 26, 2007, we operated 266 leased and 169 owned restaurants. Restaurant leases for land and building typically are non-cancelable, have an initial term of 18 to 25 years, renewal terms aggregating twenty years or more and require us to pay real estate taxes, insurance and maintenance costs. Of our leases, 185 contain clauses requiring the payment of a percentage of sales in excess of a certain threshold as rent in addition to base rent requirements. Restaurants are generally 3,900 square feet and seat approximately 100 customers, while a minimal percentage of restaurants have a similar style but seat 54 to 198 customers and occupy between 1,000 and 6,000 square feet. We have lease obligations on three former restaurants which have been subleased to others as of September 26, 2007. These obligations primarily relate to restaurant locations disposed of in the late 1970's and the sublease rentals cover substantially all of our obligations under the primary leases.

Our wholly owned subsidiary, SNS Investment Company ("SIC"), assists qualified franchisees with financing by purchasing or leasing land, constructing the restaurant and then leasing or subleasing the land and building to the franchisee. SIC leases the land and building for these properties as the primary lessee. These leases typically have an initial term of 18 years, renewal options aggregating 20 years or more and require SIC to pay real estate taxes, insurance and maintenance costs. As of September 26, 2007, SIC had three land and building leases for properties located in Chattanooga, Tennessee; Columbia, Missouri; and Topeka, Kansas; which are being operated by franchisees pursuant to sublease agreements. All lease and sublease agreements between SIC and its franchisees specifically include triple net lease provisions whereby the franchisee is responsible for all real estate taxes, insurance and maintenance costs. Additionally, SIC has a ground lease for a property in Bloomington, Indiana, which is subleased to a third party.

Restaurant Lease Expirations

Restaurant leases are scheduled to expire as follows, assuming the exercise of all renewal options:

	Number of Leases Expiring	
Calendar Year	SNS	SIC
2008 - 2012	1	—
2013 - 2017	3	—
2018 - 2022	17	1
2023 - 2027	11	1
2028 - 2032	23	—
Beyond	211	2
	266	4

ITEM 3. LEGAL PROCEEDINGS

We are engaged in various legal proceedings and have certain unresolved claims pending. The ultimate liability, if any, for the aggregate amounts claimed cannot be determined at this time. However, management believes, based on examination of these matters and experiences to date, that the ultimate liability, if any, in excess of amounts already provided in our consolidated financial statements is not likely to have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of shareholders during the fourth quarter of the fiscal year covered by this Report.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price Range/Stock Trading

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol SNS. Stock price quotations can be found in major daily newspapers, in The Wall Street Journal and on our web site. The high and low closing sales prices for our common stock, as reported on the NYSE for each quarter of the past two fiscal years, are shown below:

	2007		2006	
	High	Low	High	Low
First Quarter	**$ 19.25**	**$ 16.53**	$ 19.39	$ 16.87
Second Quarter	**$ 18.08**	**$ 16.43**	$ 21.10	$ 16.60
Third Quarter	**$ 17.13**	**$ 14.78**	$ 20.08	$ 14.79
Fourth Quarter	**$ 17.22**	**$ 13.46**	$ 17.41	$ 13.46

We did not pay cash dividends on our common stock during the last two fiscal years and do not expect to pay cash dividends in the near future. As of December 5, 2007, there were approximately 8,000 record holders of our common stock.

Share Repurchases

The following table presents a summary of share repurchases made by us:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
July 5, 2007-August 1, 2007	—	—	—	2,979,600
August 2, 2007-August 29, 2007	—	—	—	2,979,600
August 30, 2007-September 26, 2007	—	—	—	2,979,600

The share repurchase program previously authorized by the Board of Directors was announced on November 16, 2005. The program allowed for the repurchase of up to three million shares for a period of two years. There were no further repurchases of shares subsequent to year-end through the expiration of the program on November 16, 2007.

See Item 12 for the "Equity Compensation Plan Information" required by Item 201(d) of Regulation S-K.

ITEM 6. SELECTED FINANCIAL DATA

SELECTED FINANCIAL AND OPERATING DATA

The Steak n Shake Company
(Amounts in 000s, except per share data)

	2007	2006	2005	2004	2003
Statement of Earnings Data:					
Total Revenues	**$ 654,142**	$ 638,822	$ 606,912	$ 553,692	$ 499,104
Net Earnings (1)	**$ 11,808**	$ 28,001	$ 30,222	$ 27,591	$ 20,861
Per Share Data:					
Basic Earnings Per Common Share:					
Basic earnings per share (1)	**$ 0.42**	$ 1.01	$ 1.10	$ 1.01	$ 0.77
Diluted Earnings Per Common and Common Equivalent Share:					
Diluted earnings per share (1)	**$ 0.42**	$ 1.00	$ 1.08	$ 1.00	$ 0.77
Basic Weighted Average Shares (in thousands)	**28,018**	27,723	27,500	27,385	27,010
Diluted Weighted Average Shares and Share Equivalents (in thousands)	**28,216**	28,039	28,059	27,711	27,110
Statement of Financial Position Data:					
Total assets	**$ 565,214**	$ 542,521	$ 474,657	$ 435,853	$ 417,174
Long-term debt:					
Obligations under leases	**139,493**	143,996	147,615	144,647	147,957
Other long-term debt	**16,522**	18,802	6,315	9,429	16,203
Shareholders' equity	**$ 303,864**	$ 287,035	$ 252,975	$ 218,932	$ 187,903

SELECTED FINANCIAL AND OPERATING DATA

The Steak n Shake Company

	2007	2006	2005	2004	2003
Other Data:					
Number of Restaurants:					
Company-owned	**435**	429	399	365	356
Franchised	**56**	48	49	60	57
	491	477	448	425	413
Approximate Number of Employees	**22,000**	23,000	21,500	20,000	20,000
Approximate Number of Shareholders	**8,000**	12,000	13,500	13,500	13,500

(1) Fiscal 2007 and 2006 net income and earnings per share include the impact of the adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share Based Payment" ("SFAS 123(R)"). Net after-tax effect was $0.04 and $0.07 per diluted share, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Steak n Shake Company
(Years ended September 26, 2007, September 27, 2006 and September 28, 2005)
(Amounts in $000s, except per share data)

In the following discussion, the term "same store sales" refers to the sales of only those units open eighteen months as of the beginning of the current fiscal period being discussed and which remained open through the end of the fiscal period.

We have a 52/53 week fiscal year ending on the last Wednesday in September. Fiscal years 2007, 2006 and 2005, which ended on September 26, 2007, September 27, 2006 and September 28, 2005, respectively, each contained 52 weeks.

For an understanding of the significant factors that influenced our performance during the past three fiscal years, the following discussion should be read in conjunction with the consolidated financial statements and related notes found elsewhere in this Annual Report.

Overview

Business Profile

In fiscal 2007, we opened 16 new Company-owned restaurants, closed eight underperforming restaurants and sold two restaurants to franchisees, which brings the total Company-owned restaurants to 435. Additionally, six new franchised units were opened during fiscal 2007, bringing the total number of franchised restaurants to 56.

Company Performance

We reported higher revenues and lower net earnings and diluted earnings per share in the year ended September 26, 2007 as compared to the prior year. Total revenues increased by 2.4% to $654,142, compared to $638,822 for the same period last year. Net earnings decreased 57.8% to $11,808 from $28,001 in the prior year, while diluted earnings per share decreased to $0.42 from $1.00. Included in 2007 earnings per share is a charge of $5,369 ($3,329 or $0.12 per diluted share, net of tax) primarily related to the impairment of 14 Company-owned restaurants. During the fourth quarter of fiscal 2007, we closed eight of these impaired restaurants. We do not anticipate any material Company-owned store closures during 2008. Also included in 2007 earnings per share was a charge of $1,900 ($1,178 or $0.04 per diluted share, net of tax) related to restructuring and severance expenses.

The keys to revenue growth in fiscal 2007 were the addition of 16 new Company-owned stores and a full year of revenues earned from eight stores acquired from CRI at the beginning of the fourth quarter of fiscal 2006. These increased revenues were offset by a decline in same store sales of 3.8% for the full year. The decrease in same store sales was the result of a decrease in guest counts of 5.6% offset by an increase in average guest expenditure of 1.8%, aided by a 2.0% weighted average menu price increase in the current year.

We believe the decline in guest counts is due to a number of factors, including the impact of rising fuel prices, rising interest rates, high home foreclosure rates in some of our core markets, poor store level execution, the underperformance of stores opened in recent years and falling consumer confidence that diverted these guests to more traditional QSR. We are committed to improving both our execution and the concept to enable us to gain same store sales, even in difficult environments. We understand that the outlook for several external environmental factors that affect casual dining trends (such as gas prices, foreclosures and interest rates) remains uncertain.

Fiscal 2008

We anticipate full-year diluted earnings per share in the range of $0.32 to $0.42. The earnings per share estimate is based on a same store sales decline of 1.0% to 5.0%, given the continued difficult operating environment and the resulting impact on same store sales performance. This estimate includes a 2% incremental price increase taken in November 2008. We expect first quarter fiscal 2008 same store sales to be down potentially more than the low end of the annual range, reflecting the current challenging business environment and the impact of a decrease in the volume of coupon distribution in most markets as compared to the first quarter of fiscal 2007.

We anticipate opening approximately nine new Company-owned stores in established markets during fiscal 2008 with the expectation that at least two-thirds of the openings will be completed in the first half of the fiscal year. This represents fewer openings than in recent years, which will permit us to focus on improving execution and same store sales. Fiscal 2008 capital spending is anticipated to be in a range of $37,000 to $45,000. Relative to franchising, we expect franchisees to open approximately six units during fiscal 2008.

Critical Accounting Estimates

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate these estimates and our assumptions based on historical experience and other factors that are believed to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions or circumstances.

We believe the following critical accounting estimates represent our more significant judgments and estimates used in preparation of our consolidated financial statements.

Long-lived Assets - Impairment and Classification as Held for Sale

We review our restaurants for impairment on a restaurant-by-restaurant basis when events or circumstances indicate a possible impairment. We test for impairment by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total estimated future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value, and a loss is recognized in earnings.

We sell restaurants that have been closed due to underperformance and land parcels that we do not intend to develop in the future. We classify an asset as held for sale in the period during which each of the following conditions is met: (a) management has committed to a plan to sell the asset; (b) the asset is available for immediate sale in its present condition; (c) an active search for a buyer has been initiated; (d) completion of the sale of the asset within one year is probable; (e) the asset is being marketed at a reasonable price; and (f) no significant changes to the plan of sale are expected.

Because depreciation and amortization expense is based upon useful lives of assets and the net salvage value at the end of their lives, significant judgment is required in estimating this expense. Additionally, determining the future cash flows expected to be generated by an asset requires significant judgment regarding future performance of the asset, fair market value if the asset were to be sold and other financial and economic assumptions. There is also judgment involved in estimating the timing of completing the sale of an asset. Accordingly, we believe that accounting estimates related to long-lived assets are critical.

Insurance Reserves

We self-insure a significant portion of expected losses under our workers' compensation, general liability and auto liability insurance programs. In 2006, we began to self-insure our group health insurance risk. We purchase reinsurance for individual and aggregate claims that exceed predetermined limits. We record a liability for all unresolved claims and our estimates of incurred but not reported ("IBNR") claims at the anticipated cost to us. The liability estimate is based on information received from insurance companies, combined with management's judgments regarding frequency and severity of claims, claims development history and settlement practices. Significant judgment is required to estimate IBNR claims as parties have yet to assert a claim and therefore, the degree to which injuries have been incurred and the related costs have not yet been determined. Additionally, estimates about future costs involve significant judgment regarding legislation, case jurisdictions and other matters. Accordingly, management believes that estimates related to self-insurance reserves are critical. Our reserve for self-insured liabilities at September 26, 2007 and September 27, 2006 were $7,037 and $10,521, respectively. The reduction in insurance liability is the result of favorable claims experience over prior years, timing of payments made due to our efforts to close claims related to prior years and a shift in our prepayment of estimated reserves from the fourth quarter of fiscal 2006 to the first quarter of fiscal 2007.

Income Taxes

We record deferred tax assets or liabilities based on differences between financial reporting and tax basis of assets and liabilities using currently enacted rates and laws that will be in effect when the differences are expected to reverse. We record deferred tax assets to the extent we believe there will be sufficient future taxable income to utilize those assets prior to their expiration. To the extent deferred tax assets would be unable to be utilized, we would record a valuation allowance against the unrealizable amount and record that amount as a charge against earnings. Due to changing tax laws and state income tax rates, significant judgment is required to estimate the effective tax rate expected to apply to tax differences that are expected to reverse in the future. We must also make estimates about the sufficiency of taxable income in future periods to offset any deductions related to deferred tax assets currently recorded. Accordingly, we believe estimates related to income taxes are critical. Based on 2007 results, a change of 1% in the annual effective tax rate would have an impact of $149 on net earnings.

Goodwill and Other Intangible Assets

We evaluate goodwill and other indefinite life intangible assets annually, or more frequently if indicators of impairment are present. If the determined fair values of these assets are less than the related carrying amounts an impairment loss is recognized. The methods used to estimate fair value may include future cash flow assumptions, which may differ from actual cash flows due to, among other things, economic conditions or changes in operating performance. Determining the future cash flows expected to be generated by an asset requires significant judgment regarding future performance of the asset and other financial and economic assumptions. Accordingly, we believe that accounting estimates related to goodwill and other intangible assets are critical.

Leases

We lease certain properties under operating leases. We also have many lease agreements that contain rent holidays, rent escalation clauses and/or contingent rent provisions. We recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods when failure to exercise such options would result in an economic penalty. We use a time period for our straight-line rent expense calculation that equals or exceeds the time period used for depreciation. In addition, the rent commencement date of the lease term is the earlier of the date when we become legally obligated for the rent payments or the date when we take access to the grounds for buildout. As the assumptions inherent in determining lease commencement and lease expiration dates and other related complexities of accounting for leases involve significant judgment, management has determined that lease accounting is critical.

Results of Operations

In the following table is set forth the percentage relationship to total revenues, unless otherwise noted, of items included in consolidated statements of earnings for the periods indicated:

	2007	2006	2005
Revenues:			
Net sales	**99.4%**	99.4%	99.4%
Franchise fees	**0.6**	0.6	0.6
Total Revenues	**100.0**	100.0	100.0
Costs and Expenses:			
Cost of sales (1)	**23.1**	22.6	23.2
Restaurant operating costs (1)	**51.8**	50.3	49.0
General and administrative	**8.8**	8.3	7.9
Depreciation and amortization	**4.9**	4.5	4.4
Marketing	**4.4**	4.3	4.4
Interest	**2.1**	1.8	2.1
Rent	**2.1**	1.9	1.7
Pre-opening costs	**0.4**	0.6	0.5
Provision for restaurant closings	**0.8**	—	0.2
Other income, net	**(0.3)**	(0.4)	(0.3)
Earnings Before Income Taxes	**2.3**	6.6	7.3
Income Taxes	**0.5**	2.2	2.3
Net Earnings	**1.8%**	4.4%	5.0%

(1) Cost of sales and restaurant operating costs are expressed as a percentage of net sales.

(Amounts in $000s)

Fiscal 2007 compared with Fiscal 2006

Net Earnings

Net earnings decreased in the current year by 57.8% or $16,193 to $11,808, or $0.42 per diluted share compared with $28,001 or $1.00 per diluted share, for fiscal 2006. The decrease was primarily driven by the decline in same store sales noted below, a $5,369 ($3,329, net of tax) non-cash impairment charge which had an impact of $0.12 per diluted share and $1,900 ($1,178, net of tax) of restructuring and severance expenses which had an impact of $0.04 per diluted share.

Net Sales

For the year, net sales increased 2.4% from $634,941 to $650,416. The net sales gains were due to the opening of 16 new Company-owned stores, partially offset by a 3.8% same store sales decline. That decrease in same store sales was due to a declining guest count of 5.6% partially offset by a 1.8% increase in average guest expenditure. As noted, fiscal 2007 net sales also benefited from a full year of sales relating to the acquisition of eight franchised restaurants from CRI in the fourth quarter of fiscal 2006. CRI sales during 2007 and 2006 were $15,842 and $3,990, respectively.

Cost and Expenses

In 2007, cost of sales was $150,286 or 23.1% of net sales, compared with $143,360 or 22.6% of net sales in fiscal 2006. The increase as a percentage of net sales was primarily due to new menu items with higher percentage food cost, including improved entrée salads, chicken sandwiches and Fruit n Frozen yogurt shakes, and to operational inefficiencies from implementing the new product mix.

Restaurant operating costs were $336,955 or 51.8% of net sales compared to $319,070 or 50.3% of net sales in the prior year. The largest portion of the increase related to labor and fringes, which increased $10,144 or 0.7% as a percentage of net sales over the prior year. The increase in labor costs was primarily due to federal and state mandated minimum wage rate increases in states where we operate numerous stores, including Florida, Georgia, Illinois, Indiana, Missouri and Ohio, resulting in a collective fiscal 2007 impact of $3,722. Other restaurant operating costs including utilities and repairs and maintenance increased as a percentage of net sales due to the impact of negative same store sales on fixed costs.

General and administrative expenses for fiscal 2007 were $57,525 or 8.8% of total revenues compared to $52,949 or 8.3% of total revenues in fiscal 2006. The increase in general and administrative expenses as a percentage of revenues was attributable to $1,900 of restructuring and severance expenses not incurred in fiscal 2006 and to approximately $1,600 of compensation and $1,400 of incremental consulting expenses including "Guest Winning Promise" research. Planned general and administrative spending for fiscal 2008 is anticipated to be approximately $8.1 million lower than in fiscal 2007 due to decreases in staffing, salaries, outside consulting services and overall general and administrative spending.

Depreciation and amortization expense for fiscal 2007 was $32,185 or 4.9% of total revenues, versus $28,967 or 4.5% of total revenues in the prior year. The increase was primarily due to the addition of units, including the eight restaurants acquired from CRI in the fourth quarter of fiscal 2006, to software placed in service during fiscal 2007 and to the impact of negative same store sales on fixed costs.

Rent expense increased slightly as a percentage of total revenues primarily as a result of the decline in same store sales, as well as increases in rental rates for new unit leases.

Interest expense in fiscal 2007 was $14,015 or 2.1% of total revenues, versus $11,373 or 1.8% of total revenues in the prior year. The increase in interest expense was due to increased borrowings under the Senior Note Agreement and Private Shelf Facility ("Senior Note Agreement") and to lower capitalized interest from decreased land acquisition and unit construction, partially offset by lower average borrowings under leases.

In fiscal 2007, provision for restaurant closings was $5,176, which represented a charge of $5,369 for impairment of assets and store closure reserve related to 14 underperforming units, offset by the gain on the sale of two units that had been closed during a prior year. Fiscal 2006 provision was a credit of $103 as a result of the gain on the sale of one unit that had been closed during a prior year.

Pre-opening expense was $2,689 or 0.4% of total revenues, versus $3,579 or 0.6% of total revenues in the prior year. The reduction was driven by a decrease in new units from 26 last year to 16 in fiscal year 2007. Pre-opening costs per restaurant increased slightly over the prior year due to differences in the timing of when pre-opening costs are incurred compared to when the stores are opened.

Income tax expense was recorded at an effective tax rate of 20.6%, versus 33.8% in the prior year. The decrease in the tax rate in the current year is due primarily to the proportionate effect of federal income tax credits when compared to annual pre-tax earnings and the impact of the extension of the Work Opportunity and Welfare to Work tax credits retroactive to January 1, 2006. The benefit recorded related to the tax credit extension totaled approximately $650.

Fiscal 2006 compared with Fiscal 2005

Net Earnings

Net earnings decreased in fiscal 2006 by 7.3% or $2,221 to $28,001, or $1.00 per diluted share compared with $30,222 or $1.08 per diluted share, for fiscal 2005. The decrease was primarily driven by the impact of the adoption of SFAS 123(R), which had an impact of $0.07 per diluted share coupled with the decrease in same stores sales as noted below.

Net Sales

For 2006, net sales increased 5.3% from $603,068 to $634,941. The net sales gains were due to new Company-owned stores and the acquisition of franchise units partially offset by a 2.1% same store sales decline. That decline in same store sales was due to a declining guest count of 6.2% partially offset by a 4.1% increase in average guest expenditure. In 2006, we opened 26 new Company-owned stores and acquired eight restaurants in the fourth quarter from CRI, a franchisee. Fiscal 2006 net sales also benefited from a full year of sales relating to the acquisition of 17 franchised restaurants from KRI during December 2004. KRI sales during 2006 and 2005 were $37,765 and $29,750, respectively. CRI sales during the fourth quarter and full year of 2006 were $3,990.

Cost and Expenses

In 2006, cost of sales were $143,360 or 22.6% of net sales, compared with $140,078 or 23.2% of net sales in fiscal 2005. The decrease as a percentage of sales was due primarily to lower commodity costs, the positive impact of pricing actions and food cost control measures. These reductions were partially offset by unfavorable mix for premium topping STEAKBURGER™ sandwiches and premium milk shakes.

Restaurant operating costs were $319,070 or 50.3% of net sales compared to $295,202 or 49.0% of net sales in 2005. The increase in absolute dollars for labor and fringes was $13,867 or 0.4% as a percentage of net sales over 2005, an increase in utilities of $3,131 or 0.3% as a percentage of net sales over 2005 and an increase in repairs and maintenance of $1,898 or 0.2% as a percentage of net sales over 2005.

General and administrative expenses for fiscal 2006 were $52,949 or 8.3% of total revenues compared to $47,902 or 7.9% of total revenues in 2005. The increase in general and administrative expenses as a percentage of sales was attributable to the $2,200 expense related to the expensing of stock options and shares issued from our employee stock purchase plan pursuant to SFAS 123(R).

Occupancy costs including depreciation and rent expense increased slightly as a percentage of total revenues primarily as a result of the decline in same store sales as well as the addition of capital assets owned, which increased depreciation expense. Rental rates for new unit leases also increased, which affected overall rent expense.

Interest expense as a percentage of revenues in fiscal 2006 was $11,373 or 1.8%, versus $12,641 or 2.1% in 2005. The decrease in interest expense was due to reduced debt under the Senior Note Agreement, lower capital lease balances and higher capitalized interest from increased land acquisition and unit construction.

In fiscal 2006, provision for restaurant closings was a credit of $103 as a result of the gain on the sale of one unit that had been closed during a prior year. The fiscal 2005 provision of $1,400 was charged as a result of the decision to close two restaurants.

Pre-opening expense was $3,579 or 0.6% of total revenues versus $3,247 or 0.5% of revenues in 2005. The fluctuation is driven by an increase in new units from 19 in fiscal 2005 to 26 in fiscal year 2006. Pre-opening costs per restaurant continued to average approximately $150.

Income tax expense was recorded at an effective tax rate of 33.8%, versus 32.0% in the prior year. The increase in the tax rate in 2006 is due to a benefit recorded in the fourth quarter of 2005 of $900 due primarily to the favorable resolution of state income tax amounts accrued in prior years. In addition, the increase in the effective tax rate over prior year was also due to the tax effects of the adoption of SFAS 123(R) and an increase in state income tax expense.

Restaurant Closings

During the fourth quarter of fiscal 2007, we permanently closed eight Company-owned restaurants. The net book value of these assets was transferred to Assets held for sale in the Statement of Financial Position during the quarter ended September 26, 2007.

Six of the closed restaurants were located near other Company-owned stores that will continue to operate, and we expect significant sales to transfer to the other existing locations. Therefore, the results of operations of these six restaurants are not presented as discontinued operations and continue to be included in continuing operations in the Statement of Earnings. The assets of the other two restaurants were not located near other Company-owned stores, and we do not expect to have significant continuing involvement in the operations after disposal. Although these restaurants meet the definition of "discontinued operations" as defined in Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we have not segregated the results of operations as the amounts are immaterial. Net loss after tax related to the two restaurants totaled approximately $582, $151 and $116 for fiscal years 2007, 2006 and 2005, respectively. The after-tax loss in fiscal 2007 includes $515 after-tax of asset impairment charges.

Effects of Governmental Regulations and Inflation

Most Steak n Shake employees are paid hourly rates related to federal and state minimum wage laws. Any increase in the legal minimum wage would directly increase our operating costs. We are also subject to various federal, state and local laws related to zoning, land use, safety standards, working conditions and accessibility standards. Any changes in these laws that require improvements to our restaurants would increase our operating costs. In addition, we are subject to franchise registration requirements and certain related federal and state laws regarding franchise operations. Any changes in these laws could affect our ability to attract and retain franchisees.

Inflation in food, labor, fringe benefits, energy costs, transportation costs and other operating costs directly affect our operations. Our results of operations have not been significantly affected by inflation during the last three fiscal years.

Liquidity and Capital Resources

We generated $43,431 and $69,578 in cash flows from operations during fiscal 2007 and fiscal 2006, respectively, based upon timing of receipts and payment of disbursements related to operating activities.

Net cash used in investing activities of $60,110 during fiscal 2007 resulted primarily from capital expenditures of $68,643. We opened 16 new restaurants in 2007. Additionally, we rebuilt three restaurants and replaced two restaurants during 2007. Net cash used in investing activities of $87,314 during 2006 resulted primarily from capital expenditures of $80,840 and the acquisition of CRI, a franchisee, for $9,598. During 2006, there were 26 new restaurants opened, eight restaurants that were acquired and two restaurants that were rebuilt. We expect to open approximately nine Company-owned Steak n Shake restaurants during fiscal 2008 at an average cost of approximately $2,000 to $2,500, which includes the land, site improvements, building, equipment and pre-opening costs. Additionally, we plan to rebuild two older restaurants and remodel four to six restaurants utilizing an updated restaurant design. The new design is an appealing evolution of the current design with the potential to reduce building costs and to build on smaller plots of land. The updated store design will be used for new restaurant construction beginning in fiscal 2009. We intend to fund future capital expenditures and meet our working capital needs from a variety of sources including cash flows from operations, borrowings on our existing credit facilities and proceeds from possible sale-leaseback transactions. We currently own the land and buildings of approximately one-third of our restaurant sites.

As of September 26, 2007 and September 27, 2006, we had one remaining mortgage that we assumed upon acquisition of KRI in fiscal 2005 with a balance of $659 and $742, respectively, at a fixed interest rate of 5%.

We had outstanding borrowings under our Senior Note Agreement of $18,143 at an average fixed rate of 6.1% as of September 26, 2007, and $5,572 at an average fixed rate of 7.6% at September 27, 2006. Our Senior Note Agreement was amended in the prior fiscal year to allow us to extend the term of the remaining borrowing capacity of $75,000 through September 30, 2008. We plan to request another extension of the term of this facility.

We also maintain a $50,000 Revolving Credit Agreement that, as of September 26, 2007, bore interest based on LIBOR plus 55 basis points, or the prime rate minus 100 basis points, at our election, and was scheduled to mature on January 30, 2008. As of September 26, 2007, we had borrowings under the Revolving Credit Agreement of $27,185 at an interest rate of 5.4%. As of September 27, 2006, we had borrowings under the Revolving Credit Agreement of $25,065 at a blended borrowing rate of 5.9%. On December 7, 2007, we amended our Revolving Credit Agreement to extend the term through January 30, 2009 and change the interest rate. We had $3,327 in standby letters of credit outstanding as of September 26, 2007 and September 27, 2006.

Our debt agreements contain restrictions, which, among other things, require us to maintain certain financial ratios. During 2007 and 2006, we were in compliance with the covenants and anticipate compliance in future periods based on expected earnings and debt repayment terms. Subsequent to year-end, we amended our Senior Note Agreement to lessen the restrictions on our covenants through the next fiscal year.

Contractual Obligations

Our significant contractual obligations and commitments as of September 26, 2007 are shown in the following table.

	Payments due by period				
Contractual Obligations	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**	**Total**
Long-term debt(1)	$ 30,670	$ 8,074	$ 10,396	$ 8	$ 49,148
Capital leases and finance obligations(1)	14,990	31,827	30,137	69,634	146,588
Operating leases(2)	10,749	20,210	18,124	63,288	112,371
Purchase commitments(3)	3,420	463	—	—	3,883
Other Long-term liabilities(4)	—	—	—	2,660	2,660
Total	$ 59,829	$ 60,574	$ 58,657	$ 135,590	$ 314,650

(1) Payments include principal and interest for long-term debt and exclude interest for the Revolving Credit Agreement.
(2) Payments exclude amounts to be paid for contingent rents.
(3) Includes agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms. Excludes agreements that are cancelable without penalty.
(4) Includes liabilities for our Non-Qualified Deferred Compensation Plan.

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements other than operating leases entered into in the normal course of business.

New Accounting Standards

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 was effective in our current fiscal year. There was no impact of adoption in fiscal 2007 as there were no accounting changes or corrections of errors.

In June 2006, the Emerging Issues Task Force reached a consensus on Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement" ("EITF 06-3"). The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 states that a company should disclose its accounting policy (i.e., gross or net presentation) regarding the presentation of taxes within its scope, and if significant, these disclosures should be applied retrospectively to the financial statements for all periods represented. EITF 06-3 was effective in our second fiscal quarter. We have historically presented, and will continue to present, such taxes on a net basis.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. This Interpretation requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The accounting provisions of FIN 48 will be effective for us as of the beginning of fiscal 2008. We estimate that the cumulative effect of the change in accounting principle upon adoption will be between $250 and $1,000 and will be recorded as an adjustment to opening retained earnings. We continue to evaluate the estimated liability.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108"), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 was effective in our current fiscal year. The adoption of this statement did not have a material impact on our financial position or results of operations in fiscal 2007.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a formal framework for measuring fair value and expands disclosures about fair value measurements. The Statement is effective beginning in fiscal 2009. We are in the process of determining the effect, if any, that the adoption of SFAS 157 will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007, our fiscal 2009. We are in the process of determining the effect, if any, that the adoption of SFAS 159 will have on our financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposure with regard to financial instruments is to changes in interest rates. We invest excess cash primarily in cash equivalents due to their relatively low credit risk. Interest rates on these securities are based upon market rates at the time of purchase and remain fixed until maturity.

Pursuant to the terms of our Senior Note Agreement, we may from time to time borrow in increments of at least $5,000. The interest rate on the notes is based upon market rates at the time of the borrowing. Once the interest rate is established at the time of the initial borrowing, the interest rate remains fixed over the term of the underlying note. The Revolving Credit Agreement bears interest at a rate based upon LIBOR plus 55 basis points or the prime rate minus 100 basis points, at our election. Historically, we have not used derivative financial instruments to manage exposure to interest rate changes. At September 26, 2007, a hypothetical 100 basis point increase in short-term interest rates would have an impact of approximately $169 on our earnings.

We purchase certain food products which may be affected by volatility in commodity prices due to weather conditions, supply levels, and other market conditions. We utilize various purchasing and contract pricing techniques to minimize volatility, but do not enter into financial derivative contracts.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Steak n Shake Company
Indianapolis, Indiana

We have audited the accompanying consolidated statements of financial position of The Steak n Shake Company and subsidiaries (the "Company") as of September 26, 2007 and September 27, 2006, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years ended September 26, 2007, September 27, 2006, and September 28, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Steak n Shake Company and subsidiaries as of September 26, 2007 and September 27, 2006, and the results of their operations and their cash flows for the years ended September 26, 2007, September 27, 2006, and September 28, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective September 29, 2005, the Company changed its method of accounting for share-based payments as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 26, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 7, 2007 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP
Indianapolis, Indiana
December 7, 2007

Consolidated Statements of Earnings

The Steak n Shake Company
(Years ended September 26, 2007, September 27, 2006, and September 28, 2005)
(Amounts in $000s except share and per share data)

	2007 (52 Weeks)	2006 (52 Weeks)	2005 (52 Weeks)
Revenues:			
Net sales	**$ 650,416**	$ 634,941	$ 603,068
Franchise fees	**3,726**	3,881	3,844
Total revenues	**654,142**	638,822	606,912
Costs and Expenses:			
Cost of sales	**150,286**	143,360	140,078
Restaurant operating costs	**336,955**	319,070	295,202
General and administrative	**57,525**	52,949	47,902
Depreciation and amortization	**32,185**	28,967	26,945
Marketing	**28,644**	27,473	26,771
Interest	**14,015**	11,373	12,641
Rent	**13,961**	12,233	10,250
Pre-opening costs	**2,689**	3,579	3,247
Asset impairments and provision for restaurant closings	**5,176**	(103)	1,400
Other income, net	**(2,165)**	(2,371)	(1,968)
Total costs and expenses	**639,271**	596,530	562,468
Earnings Before Income Taxes	**14,871**	42,292	44,444
Income Taxes	**3,063**	14,291	14,222
Net Earnings	**$ 11,808**	$ 28,001	$ 30,222
Basic Earnings Per Common and Common Equivalent Share	**$ 0.42**	$ 1.01	$ 1.10
Diluted Earnings Per Common and Common Equivalent Share	**$ 0.42**	$ 1.00	$ 1.08
Weighted Average Shares and Equivalents:			
Basic	**28,018,014**	27,723,282	27,499,982
Diluted	**28,215,647**	28,038,545	28,059,152

See accompanying notes.

Consolidated Statements of Financial Position

The Steak n Shake Company
(Years ended September 26, 2007 and September 27, 2006)
(Amounts in $000s except share and per share data)

	2007	2006
Assets:		
Current Assets		
Cash and cash equivalents	$ 1,497	$ 4,820
Receivables, net	6,289	5,858
Inventories	7,226	7,018
Deferred income taxes	3,616	3,873
Assets held for sale	18,571	4,514
Other current assets	10,998	4,837
Total current assets	48,197	30,920
Net property and equipment	492,610	490,142
Goodwill	14,503	14,485
Other intangible assets, net	1,959	2,152
Other assets	7,945	4,822
Total assets	$565,214	$542,521
Liabilities and Shareholders' Equity:		
Current Liabilities		
Accounts payable	$ 28,195	$ 28,262
Accrued expenses	32,624	38,023
Current portion of long-term debt	2,390	2,512
Line of credit	27,185	10,065
Current portion of obligations under leases	4,180	4,221
Total current liabilities	94,574	83,083
Deferred income taxes	5,060	5,800
Other long-term liabilities	5,701	3,805
Obligations under leases	139,493	143,996
Long-term debt	16,522	18,802
Commitments and Contingencies		
Shareholders' Equity:		
Common stock - $0.50 stated value, 50,000,000 shares authorized - shares issued: 30,332,839 in 2007 and 2006	15,166	15,166
Additional paid-in capital	126,415	123,860
Retained earnings	185,024	173,216
Treasury stock - at cost: 1,959,931 shares in 2007; 2,170,332 shares in 2006	(22,741)	(25,207)
Total shareholders' equity	303,864	287,035
Total liabilities and shareholders'equity	$565,214	$542,521

See accompanying notes.

Consolidated Statements of Cash Flows

The Steak n Shake Company
(Years ended September 26, 2007, September 27, 2006, and September 28, 2005)
(Amounts in $000s except share and per share data)

	2007 (52 Weeks)	2006 (52 Weeks)	2005 (52 Weeks)
Operating Activities:			
Net earnings	**$ 11,808**	$ 28,001	$ 30,222
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**32,185**	28,967	26,945
Provision for deferred income taxes	**(483)**	(956)	1,769
Provision for restaurant closings	**5,176**	(103)	1,400
Non-cash expense for stock-based compensation and deferred rent	**3,322**	4,560	1,798
Loss on disposal of property	**601**	911	650
Changes in receivables and inventories	**(639)**	(3,773)	1,575
Changes in other assets	**(265)**	(259)	(935)
Changes in accounts payable and accrued expenses	**(8,274)**	12,230	855
Net cash provided by operating activities	**43,431**	69,578	64,279
Investing Activities:			
Additions of property and equipment	**(68,643)**	(80,840)	(63,622)
Purchase of franchisees	**—**	(9,598)	(16,082)
Proceeds from property and equipment disposals	**8,533**	3,124	4,365
Proceeds from sale of short-term investments	**—**	—	466
Net cash used in investing activities	**(60,110)**	(87,314)	(74,873)
Financing Activities:			
Net proceeds from line of credit facility	**2,120**	25,065	—
Proceeds from issuance of long-term debt	**15,000**	—	—
Principal payments on long-term debt	**(2,511)**	(3,941)	(9,910)
Proceeds from equipment and property sale-leasebacks	**800**	700	650
Principal payments on lease obligations	**(4,149)**	(4,082)	(4,494)
Proceeds from exercise of stock options	**660**	646	688
Stock repurchases	**—**	(312)	—
Excess tax benefits from stock-based awards	**202**	72	—
Proceeds from employee stock purchase plan	**1,234**	1,345	1,573
Net cash provided by (used in) financing activities	**13,356**	19,493	(11,493)
(Decrease) Increase in Cash and Cash Equivalents	**(3,323)**	1,757	(22,087)
Cash and Cash Equivalents at Beginning of Year	**4,820**	3,063	25,150
Cash and Cash Equivalents at End of Year	**$ 1,497**	$ 4,820	$ 3,063

See accompanying notes.

Consolidated Statements of Shareholders' Equity

The Steak n Shake Company
(Years ended September 26, 2007, September 27, 2006, and September 28, 2005)
(Amounts in $000s except share and per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unamortized Value of Restricted Shares	Treasury Stock Shares	Treasury Stock Amount
Balance at September 29, 2004	$15,166	$123,787	$114,993	$(1,393)	2,846,560	$(33,621)
Net earnings			30,222			
Shares exchanged to exercise stock options					156,280	(3,120)
Shares reissued to exercise stock options					(314,284)	3,808
Shares granted under Capital Appreciation Plan				(2,478)	(139,700)	2,478
Shares forfeited under Capital Appreciation Plan				224	14,000	(224)
Changes in unamortized value of shares granted under Capital Appreciation Plan				1,347		
Tax effect relating to stock awards		213				
Shares issued for Employee Stock Purchase Plan					(102,830)	1,573
Balance at September 28, 2005	15,166	124,000	145,215	(2,300)	2,460,026	(29,106)
Net earnings			28,001			
Reclass of unamortized value of restricted shares		(2,300)		2,300	156,280	(3,120)
Compensation expense for share-based payments		3,992				
Shares exchanged to exercise stock options					74,547	(1,345)
Shares reissued to exercise stock options					(165,532)	1,991
Shares repurchased under stock buyback program					20,400	(312)
Shares granted under Capital Appreciation Plan		(2,381)			(135,500)	2,381
Shares forfeited under Capital Appreciation Plan		161			9,700	(161)
Tax effect relating to stock awards		388				
Shares issued for Employee Stock Purchase Plan					(93,309)	1,345
Balance at September 27,2006	15,166	123,860	173,216	—	2,170,332	(25,207)
Net earnings			**11,808**			
Compensation expense for share-based payments		**2,955**				
Shares exchanged to exercise stock options					**121,477**	**(2,087)**
Shares reissued to exercise stock options					**(205,355)**	**2,747**
Shares granted under Capital Appreciation Plan		**(3,023)**			**(178,050)**	**3,023**
Shares forfeited under Capital Appreciation Plan		**2,451**			**138,300**	**(2,451)**
Tax effect relating to stock awards		**172**				
Shares issued for Employee Stock Purchase Plan					**(86,773)**	**1,234**
Balance at September 28, 2005	**$ 15,166**	**$ 126,415**	**$ 185,024**	**$ —**	**$1,959,931**	**$ (22,741)**

Notes to Consolidated Financial Statements
The Steak n Shake Company
(Years ended September 26, 2007, September 27, 2006, and September 28, 2005)
(Amounts in $000s except share and per share data)

1. Summary of Significant Accounting Policies

Description of Business
The Steak n Shake Company's principal business is the operation, development and franchising of full service, casual dining restaurants. As of September 26, 2007, we operated 435 Steak n Shake restaurants through our wholly owned subsidiary, Steak n Shake Operations, Inc., and franchisees operated 56 restaurants.

Fiscal Year
Our fiscal year ends on the last Wednesday in September. Fiscal years 2007, 2006 and 2005 contain 52 weeks.

Principles of Consolidation
The consolidated financial statements include the accounts of The Steak n Shake Company (parent) and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents
Our policy is to invest cash in excess of operating requirements in income-producing investments. Cash equivalents primarily consist of bank repurchase agreements, U.S. Government securities and money market accounts, all of which have maturities of three months or less. Cash equivalents are carried at cost, which approximates market value due to their short maturities.

Receivables
We carry our accounts receivable at cost less an allowance for doubtful accounts, which is based on a history of past write-offs and collections and current credit conditions. The allowance for doubtful accounts was $68 at September 26, 2007 and $74 at September 27, 2006.

Inventories
Inventories are valued at the lower of cost (first-in, first-out method) or market, and consist primarily of restaurant food items and supply inventory.

Assets Held for Sale
Assets held for sale consists of property and equipment related to underperforming restaurants and land that is currently being marketed for disposal. Assets held for sale are reported at the lower of carrying value or estimated fair value less costs to sell.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the assets (10 to 25 years for buildings and land improvements, and 3 to 10 years for equipment). Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases. Interest costs associated with the construction of new restaurants are capitalized. Major improvements are also capitalized, while repairs and maintenance are expensed as incurred. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of this assessment, assets are evaluated on a restaurant-by-restaurant basis, the lowest level for which there are identifiable cash flows. If the future undiscounted cash flows of an asset are less than the recorded value, an impairment is recorded for the difference between the carrying value and the estimated fair value of the asset. During fiscal 2007, we recorded a pre-tax, non-cash impairment of $5,369, which was offset by a $193 gain on the sale of two units that had been closed during a prior year. The current year impairment charge related primarily to 14 underperforming restaurants, including eight restaurants permanently closed during the fourth quarter of fiscal 2007. Of the total charge of $5,369 in fiscal 2007, $1,916 was recorded as an adjustment to Property and equipment for assets held and used, and $3,453 has been recorded as an adjustment to Assets held for sale. No impairments were recorded during fiscal 2006. In fiscal 2005, we recorded a pre-tax, non-cash impairment of $1,400 related to two underperforming restaurants.

Goodwill and Purchased Intangible Assets
Goodwill and indefinite life intangibles are not amortized, but are tested for potential impairment on an annual basis, or more often if events or circumstances change that could cause goodwill or indefinite life intangibles to become impaired. Other purchased intangible assets are amortized on a straight-line basis over their estimated useful lives. We perform reviews for impairment of other intangible assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When an impairment is identified, we reduce the carrying amount of the asset to its estimated fair value. No impairments were recorded on goodwill or intangible assets during fiscal 2007, 2006 or 2005.

Capitalized Software

Internal-use software is stated at cost less accumulated amortization and is amortized using the straight-line method over its estimated useful life ranging from three to five years. Software assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable over the remaining lives of the assets. During the software application development stage, capitalized costs include external consulting costs, cost of software licenses and internal payroll and payroll-related costs for employees who are directly associated with a software project. Upgrades and enhancements are capitalized if they result in added functionality which enables the software to perform tasks it was previously incapable of performing. Software maintenance, training, data conversion and business process reengineering costs are expensed in the period in which they are incurred. Capitalized software is included in the balance of Other assets in the Statement of Financial Position.

Revenue Recognition

We record revenues from restaurant sales at the time of sale, net of discounts. Revenues from the sale of gift cards are deferred at the time of sale and recognized upon redemption by the customer, or at expiration of the gift cards. Sales revenues are presented net of sales taxes. Cost of sales primarily includes the cost of food used in preparing menu items and excludes depreciation and amortization, which is presented as a separate line item on the Statement of Earnings.

Franchise Fees

Unit franchise fees and area development fees are recorded as revenue when the related restaurant begins operations. Royalty fees and administrative services fees are based on franchise sales and are recognized as revenue as earned.

Insurance Reserves

We self-insure a significant portion of expected losses under our workers'compensation, general liability, medical and auto liability insurance programs, and we record a reserve for our estimated losses on all unresolved open claims and our estimated incurred but not reported claims at the anticipated cost to us. Insurance reserves are recorded in the balance of Accrued expenses in the Statement of Financial Position.

Earnings Per Share

Earnings per share of common stock is based on the weighted average number of shares outstanding during the year. The following table presents a reconciliation of basic and diluted weighted average common shares as required by Statement of Financial Accounting Standards No. 128, Earnings Per Share .

	2007	2006	2005
Basic earnings per share:			
Weighted average common shares	28,018,014	27,723,282	27,499,982
Diluted earnings per share:			
Weighted average common shares	28,018,014	27,723,282	27,499,982
Dilutive effect of stock options	197,633	315,263	559,170
Weighted average common and incremental shares	28,215,647	28,038,545	28,059,152
Number of share-based awards excluded from the calculation of earnings per shares as the awards' exercise prices were greater than the average market price of the Company's common stock	1,030,051	792,193	280,929

Stock-Based Compensation

We adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share Based Payment" ("SFAS 123(R)") on September 29, 2005. This Statement requires that all stock-based compensation, including grants of employee stock options and shares issued under our employee stock purchase plan, be accounted for using the fair value-based method. We elected to adopt SFAS 123(R) using the modified prospective method. Refer to Note 15 for additional information regarding our stock-based compensation.

Employees' 401(k) and Profit Sharing Plan

The Steak n Shake Company's 401(k) and Profit Sharing Plan (the "Plan") is a defined contribution plan covering substantially all employees after they have attained age 21 and completed one year of service and allows employees to defer up to 20% of their salaries. Additionally, Company profit sharing contributions are subject to the discretion of the Board of Directors. We contributed $1,500 in 2005. There were no discretionary profit sharing contributions in 2007 or 2006. We must match 50% of the participants' first 6% of eligible compensation deferred. Matching contributions paid in fiscal 2007, 2006 and 2005 were $1,231, $1,266 and $1,497, respectively.

Marketing Expense

Advertising costs are charged to expense at the latter of the date the expenditure is incurred, or the date the promotional item is first communicated.

Non-Qualified Deferred Compensation Plan

We maintain a self-directed Non-Qualified Deferred Compensation Plan (the "Non-Qualified Plan") for executive employees. The Non-Qualified Plan is structured as a rabbi trust; therefore, assets in the Non-Qualified Plan are subject to creditor claims in the event of bankruptcy. We recognize investment assets on the Statement of Financial Position at current fair value. A liability of the same amount is recorded on the Statement of Financial Position representing our obligation to distribute funds to participants. The investment assets are classified as trading, and accordingly, realized and unrealized gains and losses are recognized in income.

Segments

Our business, operating and franchising Steak n Shake restaurants, constitutes a single reportable segment pursuant to the provisions of Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("SFAS No 131").

Use of Estimates

Preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates.

New Accounting Standards

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 was effective in our current fiscal year. There was no impact of adoption in fiscal 2007 as there were no accounting changes or corrections of errors.

In June 2006, the Emerging Issues Task Force reached a consensus on Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement" ("EITF 06-3"). The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 states that a company should disclose its accounting policy (i.e., gross or net presentation) regarding the presentation of taxes within its scope, and if significant, these disclosures should be applied retrospectively to the financial statements for all periods represented. EITF 06-3 was effective in our second fiscal quarter. We have historically presented, and will continue to present, such taxes on a net basis.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. This Interpretation requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The accounting provisions of FIN 48 will be effective for us as of the beginning of fiscal 2008. We estimate that the cumulative effect of the change in accounting principle upon adoption will be between $250 and $1,000 and will be recorded as an adjustment to opening retained earnings. We continue to evaluate the estimated liability.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 was effective in our current fiscal year. The adoption of this statement did not have a material impact on our financial position or results of operations in fiscal 2007.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a formal framework for measuring fair value and expands disclosures about fair value measurements. The Statement is effective beginning in fiscal 2009. We are in the process of determining the effect, if any, that the adoption of SFAS 157 will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007, our fiscal 2009. We are in the process of determining the effect, if any, that the adoption of SFAS 159 will have on our financial statements.

2. Restaurant Closings

During the fourth quarter of fiscal 2007, we permanently closed eight Company-owned restaurants. The net book value of these assets was transferred to Assets held for sale in the Statement of Financial Position during the quarter ended September 26, 2007.

Six of the closed restaurants were located near other Company-owned stores that will continue to operate, and we expect significant sales to transfer to the other existing locations. Therefore, the results of operations of these six restaurants are not presented as discontinued operations and continue to be included in continuing operations in the Statement of Earnings. The assets of the other two restaurants were not located near other Company-owned stores, and we do not expect to have significant continuing involvement in the operations after disposal. Although these restaurants meet the definition of "discontinued operations," as defined in Statement of Financial Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we have not segregated the results of operations as the amounts are immaterial. Net loss after tax related to the two restaurants totaled approximately $582, $151 and $116 for fiscal years 2007, 2006 and 2005, respectively. The after-tax loss in fiscal 2007 includes $515 after-tax of asset impairment charges.

3. Other Current Assets

Other current assets are comprised of the following:

(amounts in $000s)	2007	2006
Prepaid marketing	$ 847	$ 620
Prepaid rent	2,265	2,710
Prepaid taxes	5,977	634
Other	1,909	873
Total other current assets	$10,998	$4,837

4. Assets Held for Sale

Assets held for sale is comprised of the following:

(amounts in $000s)	2007	2006
Land and buildings	$17,494	$4,197
Land and leasehold improvements	592	190
Equipment	5,977	634
Other	485	127
Total assets held for sale	$18,571	$4,514

The 2007 balances include eight restaurants permanently closed during fiscal 2007, two closed during a prior year and 19 parcels of land. We expect to sell these properties within the next 12 months. The 2007 balances also reflect the impact of an impairment of $3,453, which represents the portion of the total fiscal 2007 impairment charge of $5,369 that relates to Assets held for sale.

The 2006 balances include five restaurants closed prior to 2006 and five parcels of land.

5. Property and Equipment

Property and equipment is comprised of the following:

(amounts in $000s)	2007	2006
Land	**$171,631**	$184,741
Buildings	**166,982**	165,411
Land and leasehold improvements	**156,687**	139,603
Equipment	**200,775**	184,223
Construction in progress	**16,555**	15,460
Less accumulated depreciation and amortization	**(220,020)**	(199,296)
Net property and equipment	**$492,610**	$490,142

Depreciation and amortization expense for Property and equipment for fiscal 2007, 2006 and 2005 was $30,000, $27,491 and $24,702, respectively. The 2007 balances reflect the impact of an impairment of $1,916, which represents the portion of the total fiscal 2007 impairment charge of $5,369 that relates to assets held and used.

6. Goodwill and Other Intangibles

Goodwill

Goodwill consists of the excess of the purchase price over the fair value of the net assets acquired in connection with the acquisitions of Creative Restaurants, Inc. ("CRI") and Kelley Restaurants, Inc. ("KRI") on July 6, 2006 and December 29, 2004, respectively. Goodwill increased by $18 during fiscal 2007 relating to an adjustment to the assumed liabilities recorded at the acquisition date of CRI. During the third quarter of fiscal 2007, we completed our process for reviewing our fair value estimates and finalized our adjustments to Goodwill as it relates to the purchase of CRI.

Other Intangibles

Other intangibles are comprised of the following:

(amounts in $000s)	2007	2006
Gross value of intangible assets subject to amortization	**$2,291**	$2,291
Accumulated amortization	**(832)**	(639)
Intangible assets subject to amortization, net	**1,459**	1,652
Intangible assets with indefinite lives	**500**	500
Total intangible assets	**$1,959**	$2,152

Intangible assets subject to amortization consist of a right to operate, as well as favorable leases acquired in connection with prior acquisitions. These assets are being amortized over their estimated weighted average useful lives of 12 years and 8 years, respectively. Amortization expense for 2007, 2006 and 2005 was $193, $187 and $167, respectively. Total annual amortization expense for each of the next five years is $193.

Intangible assets with indefinite lives consist of reacquired franchise rights assumed in connection with the acquisitions of CRI and KRI and were recorded in accordance with the provisions of Emerging Issues Task Force Issue No. 04-1, "Accounting for Pre-existing Relationships between the Parties to a Business Combination" ("EITF 04-1").

7. Other Assets

Other assets include capitalized software costs, investments related to our Non-Qualified Plan and deposits. Capitalized software costs are amortized over their estimated useful lives and related amortization is included in depreciation and amortization expense. Depreciation and amortization expense related to capitalized software in 2007, 2006 and 2005 was $1,992, $1,289 and $2,076, respectively.

8. Accrued Expenses

Accrued expenses are comprised of the following:

(amounts in $000s)	**2007**	2006
Salaries and wages	**$ 6,970**	$ 7,983
Taxes payable	**11,875**	14,291
Insurance accruals	**7,037**	10,521
Severance	**2,321**	32
Other	**4,421**	5,196
Total accrued expenses	**$32,624**	$38,023

9. Other Long-term Liabilities

Other long-term liabilities includes deferred amounts related to our Non-Qualified Plan. The Non-Qualified Plan allows highly compensated employees to defer amounts from their salaries for retirement savings. The Non-Qualified Plan includes an employer match equal to the amount of the match the employee would have received as a participant in our 401(k) plan. Total liabilities for the Non-Qualified Plan at September 26, 2007 and September 27, 2006 were $2,660 and $1,736, respectively. In addition, other long-term liabilities includes the balance of deferred rent expense for escalating rent payments.

10. Income Taxes

The components of the provision for income taxes consist of the following:

(amounts in $000s)	**2007**	2006	2005
Current:			
Federal	**$2,036**	$13,433	$12,088
State	**1,510**	1,814	365
Deferred	**(483)**	(956)	1,769
Total income taxes	**$3,063**	$14,291	$14,222

The reconciliation of effective income tax is:

	2007	2006	2005
Tax at U.S. statutory rates	**$5,205**	$14,802	$15,555
State income taxes, net of federal benefit	**967**	1,135	270
Employer's FICA tax credit	**(1,894)**	(1,417)	(1,138)
Jobs tax credit	**(1,840)**	(631)	(482)
Share-based payments	**608**	563	—
Other	**17**	(161)	17
Total income taxes	**$3,063**	$14,291	$14,222

Income taxes paid totaled $11,686 in 2007, $14,796 in 2006 and $13,066 in 2005.

Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates, as well as laws that will be in effect when the differences are expected to reverse. Our net deferred tax liability consists of the following:

(amounts in $000s)	2007	2006
Deferred tax assets:		
Insurance reserves	$ 1,739	$ 2,671
Share-based payments	1,786	1,982
Compensation accruals	1,431	958
Gift card accrual	283	38
Other	198	287
Total deferred tax assets	5,437	5,936
Deferred tax liabilities:		
Fixed asset basis difference	6,668	7,697
Other	213	166
Total deferred tax liabilities	6,881	7,863
Net deferred tax liability	(1,444)	(1,927)
Less current	3,616	3,873
Long-term liability	$(5,060)	$(5,800)

11. Leased Assets and Lease Commitments

We lease certain physical facilities under non-cancelable lease agreements. Steak n Shake restaurant leases typically have initial terms of 18 to 25 years and renewal terms aggregating 20 years or more. These leases require us to pay real estate taxes, insurance and maintenance costs. Certain leased facilities, which we no longer operate but were subleased to third parties, are classified below as non-operating properties. Minimum future rental payments for non-operating properties have not been reduced by minimum sublease rentals of $65 related to operating leases receivable under non-cancelable subleases. The property and equipment cost related to the finance obligations and capital leases as of September 26, 2007, is as follows: $79,235 buildings, $63,667 land, $31,808 land and leasehold improvements, $607 equipment and $46,213 accumulated depreciation. At September 26, 2007, obligations under non-cancelable finance obligations, capital leases and operating leases (excluding real estate taxes, insurance and maintenance costs) require the following minimum future rental payments:

(amounts in $000s)				Operating Leases	
Year	Financial Obligations	Capital Leases	Total	Operating Property	Non-Operating Property
2008	$ 14,899	$ 91	$ 14,990	$ 10,749	$ 116
2009	16,038	64	16,102	10,378	61
2010	15,661	64	15,725	9,832	61
2011	15,261	21	15,282	9,285	—
2012	14,855	—	14,855	8,839	—
After 2012	69,634	—	69,634	63,288	—
Total minimum future rental payments	146,348	240	146,588	$ 112,371	$ 238
Less amount representing interest	89,914	18	89,932		
Total principal obligations under leases	56,434	222	56,656		
Less current portion	4,099	81	4,180		
Non-current principal obligations under leases	52,335	141	52,476		
Residual value at end of lease term	87,017	—	87,017		
Obligations under leases	$ 139,352	$ 141	$ 139,493		

During 2007, 2006 and 2005, we received net proceeds from sale-leaseback transactions aggregating $800, $700 and $650, respectively. As the underlying leases included certain provisions that resulted in our continuing involvement in the assets sold, we have accounted for the transactions as financings.

Contingent rent totaling $900 in 2007, $927 in 2006 and $1,045 in 2005 is recorded in rent expense in the accompanying Statements of Earnings.

12. Debt

Revolving Credit Agreement

The Revolving Credit Agreement allows us to borrow up to $50,000. As of September 26, 2007, the agreement was scheduled to expire on January 30, 2008 and bore interest at a rate based on LIBOR plus 55 basis points, or the prime rate minus 100 basis points, at our election. At September 26, 2007, outstanding borrowings were $27,185 at an interest rate of 5.4%. As of September 27, 2006, we had borrowings under the Revolving Credit Agreement of $25,065 at a blended borrowing rate of 5.9%.On December 7, 2007, we amended the Revolving Credit Agreement to extend the term through January 30, 2009 and change the interest rate.

Senior Note Agreement

Our amended and restated Senior Note Agreement and Private Shelf Facility (the "Senior Note Agreement") allows for borrowing of up to $75,000 until September 30, 2008. We had outstanding borrowings under our Senior Note Agreement of $18,143 at an average fixed rate of 6.1% as of September 26, 2007, and $5,572 at an average fixed rate of 7.6% at September 27, 2006. Interest rates are fixed based upon market rates at the time of borrowing. Amounts maturing in fiscal years 2008 through 2012 are as follows: $1,714, $714, $5,714, $5,000 and $5,000, respectively. We plan to request an extension to the term of the $75,000 borrowing capacity.

Other Debt

We assumed four mortgages on properties in connection with the KRI acquisition, three of which were paid off during fiscal 2005. The amount outstanding under the remaining mortgage as of September 26, 2007 and September 27, 2006 is $659 and $742, respectively, and bears interest at a fixed rate of 5%. The principal payments due in 2008 are $70, with the remaining principal balance of $589 due at maturity in August 2008. Additionally, we have one note in the amount of $109 outstanding as of September 26, 2007 on a property in Jonesboro, Arkansas. Regular principal payments during fiscal years 2008 through 2012 are as follows: $16, $19, $20, $22 and $24, respectively. $8 is due beyond 2012.

The Revolving Credit Agreement and Senior Note Agreement are unsecured and contain restrictions, which among other things, require us to maintain certain financial ratios. We were in compliance with all restrictive covenants under these borrowing agreements at September 26, 2007. The carrying amounts for debt reported in the Statement of Financial Position do not differ materially from their fair market values at September 26, 2007. Subsequent to year-end, we amended our Senior Note Agreement to lessen the restrictions on our covenants through the next fiscal year.

Interest capitalized in connection with financing additions to property and equipment amounted to $660, $2,057 and $906 in 2007, 2006 and 2005 respectively. Interest paid on debt amounted to $2,418 in 2007, $1,276 in 2006 and $1,887 in 2005. Interest paid on obligations under leases was $11,962, $11,980 and $11,600 in 2007, 2006 and 2005, respectively.

13. Related Party Transactions

Sale of Restaurants to Related Party

On September 21, 2005, our wholly owned subsidiary, Steak n Shake Operations, Inc., entered into a Multiple Uniform Franchise Agreement (the "Agreement") and a Personal Property Sales Agreement with Reinwald Enterprises Emory, LLC, and Reinwald Enterprises Wild Geese, LLC (collectively "Franchisee"). Gary T. Reinwald, Executive Vice President of the Company, is a member of both limited liability companies and holds the majority of the equity in the Franchisee. The aggregate consideration paid by the Franchisee for the Agreements was $1,800 for the purchase of two Company-owned restaurants in the Knoxville, Tennessee market. We did not participate in any of the financing related to this transaction. Under the Agreement, the Franchisee will operate these two existing restaurants. We have transferred our ownership and leasehold rights in the restaurants, as well as all personal property located in the restaurants to the Franchisee. We recorded revenues from the Franchisee totaling $121 in fiscal 2007 and $118 in fiscal 2006. The balance in accounts receivable from the Franchisee was $41 as of September 26, 2007 and $132 as of September 27, 2006.

Acquisition of Kelley Restaurants, Inc.

We acquired KRI on December 29, 2004. The President of KRI is a member of our Board of Directors. See Note 14 for further discussion. Prior to the acquisition, we collected initial franchise fees, royalty fees and advertising fees from KRI. We recorded revenues from KRI totaling $390 in fiscal 2005.

14. Acquisitions

Creative Restaurants, Inc.

We acquired CRI on July 6, 2006 for $9,598, after adjustments. At the acquisition date, CRI operated eight Steak n Shake restaurants in Louisville, Kentucky. This acquisition will allow us to further develop the Louisville market, which is consistent with our long term growth plans.

The transaction is being accounted for using the purchase method of accounting as required by Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"). The purchase price has been allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. See Note 6 for further discussion of "Goodwill and Other Intangibles." The allocation of the purchase price to specific assets and liabilities is based, in part, upon third party appraisals and internal estimates of assets and liabilities. Based on the final purchase price allocation, the following table summarizes the fair value of the assets acquired and liabilities assumed at the acquisition date.

(amounts in $000s)		
Current assets	$	169
Property and equipment		2,648
Goodwill (tax deductible)		6,700
Intangible assets		260
Total assets acquired		9,777
Current liabilities		106
Long-term debt		73
Total liabilities assumed		179
Net assets acquired	$	9,598

Pro forma disclosures have been omitted as the acquisition was not significant.

Kelley Restaurants, Inc.

We acquired KRI on December 29, 2004 for approximately $16,082 after adjustments. This acquisition included 17 Steak n Shake restaurants in Atlanta, Georgia, and Charlotte, North Carolina. The President of KRI is a member of our Board of Directors.

The transaction was accounted for using the purchase method of accounting as required by SFAS 141. The purchase price has been allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. See Note 6 for further discussion of "Goodwill and Other Intangibles." The allocation of the purchase price to specific assets and liabilities is based, in part, upon third party appraisals and internal estimates of assets and liabilities. Based on the final purchase price allocation, the following table summarizes the fair value of the assets acquired and liabilities assumed at the acquisition date.

(amounts in $000s)		
Current assets	$	617
Property and equipment		21,660
Goodwill (not deductible for tax purposes)		7,803
Intangible assets		1,051
Other assets	$	46
Total assets acquired		31,177
Current liabilities		3,723
Deferred income taxes		925
Obligations under lease		6,486
Long-term debt		3,961
Total liabilities assumed		15,095
Net assets acquired	$	16,082

Pro forma disclosures have been omitted as the acquisition was not significant.

15. Common Stock Plans

We maintain stock-based compensation plans which allow for the issuance of incentive stock options, non-qualified stock options and restricted stock to officers, other key employees and members of the Board of Directors. We also maintain an Employee Stock Purchase Plan (the "ESPP") that allows all eligible employees to purchase shares of stock at a discounted price. We generally use treasury shares to satisfy the issuance of shares under these stock-based compensation plans. Prior to fiscal year 2006, we accounted for the plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations ("APB 25"). Accordingly, because all stock options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant, no expense related to employee stock options was recognized. Also, as the ESPP was considered noncompensatory, no expense related to this plan was recognized. However, expense related to the grant of restricted stock had been recognized in the income statement under APB 25. As discussed in Note 1, effective September 29, 2005, we adopted the fair value recognition provisions of SFAS 123(R). This statement applies to all awards granted after the effective date and to modifications, repurchases or cancellations of existing awards. Additionally, under the modified prospective method of adoption, we recognize compensation expense for the portion of awards outstanding on the adoption date for which the requisite service period has not yet been rendered based on the grant-date fair value of those awards calculated under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123," for pro forma disclosures. Compensation expense in fiscal year 2005 related to stock options and the employee stock purchase plan continues to be disclosed on a pro forma basis only. In accordance with the modified prospective transition method, we also eliminated the balance of Unamortized Value of Restricted Shares, which represented unrecognized compensation cost for non-vested stock awards. Financial statements for prior periods have not been restated.

SFAS 123(R) requires that forfeitures be estimated over the vesting period of an award, rather than being recognized as a reduction of compensation expense when the forfeiture actually occurs. The cumulative effect of the use of the estimated forfeiture method for prior periods upon adoption of SFAS 123(R) was not material.

Certain of our stock-based compensation plans allow early vesting when an employee reaches retirement age and ceases continuous service. Under SFAS 123(R), awards granted after September 28, 2005 require acceleration of compensation expense through an employee's retirement age, whether or not the employee is expected to cease continuous service on that date. For awards granted on or before September 28, 2005, we accelerate compensation expense only in cases where a retirement eligible employee is expected to cease continuous service prior to an award's vesting date. If the new provisions of SFAS 123(R) had been in effect for awards granted prior to September 29, 2005, compensation expense would not have been materially affected during the year ended September 28, 2005.

The following table illustrates the effect on net earnings and earnings per share if we had applied the fair value recognition provisions to stock-based employee compensation in fiscal year 2005.

(amounts in $000s, except per share data)	September 28, 2005
Net earnings as reported	$ 30,222
Less pro forma compensation expense, net of tax	(2,172)
Pro forma net earnings	28,050
Basic earnings per share as reported	$ 1.10
Pro forma basic earnings per share	$ 1.02
Diluted earnings per share as reported	$ 1.08
Pro forma diluted earnings per share	$ 1.00

The weighted average fair value of shares granted during the years ended September 26, 2007, September 27, 2006 and September 28, 2005 was $6.12, $6.05 and $6.19, respectively. We estimate the fair value of each grant using the Black-Scholes option pricing model. Expected volatilities are generally based on historical volatility of our stock. We use historical data to estimate the expected life, and groups of employees that have similar historical behaviors are considered separately for valuation purposes. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options. The fair value estimates are based on the following weighted average assumptions:

	2007	2006	2005
Risk-free interest	**5.3%**	4.5%	3.7%
Dividend yield	**0.0%**	0.0%	0.0%
Expected volatility	**28.1%**	28.0%	31.0%
Expected life in years	**5.3 years**	5.4 years	5 years

Capital Appreciation Plans

The 1997 Capital Appreciation Plan provides for tandem awards of Common Stock (restricted shares) and book units of up to 1,067,187 shares and related units. These awards are restricted for a period of three years and are forfeited to us if the grantee is not employed by us at the end of the period (except for reasons of retirement, permanent disability or death). The stock is valued at 100% of market value at the date of grant, and the book units, which are granted in an equal number to the shares of stock, provide for a cash payment at the end of the three-year period equal to the sum of the net change in book value per share of the common stock and dividends paid per share during the period, as adjusted for stock dividends/splits. The total value of the stock grant (based upon market value at the date of the grant) is amortized to compensation expense ratably over the three-year period. The total number of shares and book units granted under the 1997 Plan for which restrictions have not lapsed was 299,750 at September 26, 2007 and 374,500 at September 27, 2006. At September 26, 2007, 238,372 shares were reserved for future grants. The total fair value of shares vested during the years ended September 26, 2007, September 27, 2006 and September 28, 2005 was $1,739, $362 and $54, respectively. The average remaining period for which restrictions have not lapsed at September 26, 2007 was 1.47 years.

The 2007 Non-Employee Director Restricted Stock Plan provides for tandem awards of Common Stock (restricted shares) and book units of up to 20,000 shares and related units. These awards are restricted for a period of three years and are returnable to us if the grantee is not serving as a Director of the Company at the end of the period (except for reasons of retirement, permanent disability or death). The stock is valued at 100% of market value at the date of grant, and the book units, which are granted in an equal number to the shares of stock provide for a cash payment at the end of the three-year period equal to the sum of the net change in book value per share of the common stock and dividends paid per share during the period, as adjusted for stock dividends/splits. The total value of the stock grant (based upon market value at the date of the grant) is amortized to compensation expense ratably over the three-year period. The total number of shares and book units granted under the 2007 Plan for which restrictions have not lapsed was 3,000 at September 26, 2007. At September 26, 2007, 17,000 shares were reserved for future grants. No shares have vested under this Plan to date. The average remaining period for which restrictions have not lapsed at September 26, 2007 was 2.43 years.

The amount charged to expense under the Plans was $779 (net of tax, $483) in fiscal 2007, $2,044 (net of tax, $1,330) in fiscal 2006 and $1,634 (net of tax, $1,062) in fiscal 2005. Total unrecognized compensation cost at September 26, 2007 was $2,509. Compensation expense was lower in fiscal 2007 due to significant forfeitures of restricted shares resulting from several senior leaders leaving the Company during the fourth quarter. These forfeitures caused a $1,495 (net of tax, $927) reversal in the related previously recognized compensation expense and had not been contemplated in our estimated forfeiture rate.

The following table summarizes the activity under the Capital Appreciation Plans, as amended:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested shares at September 27, 2006	374,500	$ 17.05
Granted	178,050	16.98
Forfeitures	(138,300)	17.72
Vested	(111,500)	15.60
Nonvested shares at September 26, 2007	302,750	$ 17.24

Employee Stock Option Plans

On February 8, 2006, our shareholders approved the 2006 Employee Stock Option Plan (the "2006 Plan"). The 2006 Plan provides for the granting of up to 750,000 shares of common stock plus the number of shares that are subject to awards granted thereunder that terminate or expire or are cancelled, forfeited, exchanged or surrendered during the term of the 2006 Plan without being exercised or fully vested. Options granted under the 2006 Plan are exercisable as to 25% on each anniversary of the date of grants until fully exercisable. The options expire ten years from the date of the grant and are issued with an exercise price equal to the fair market value of a share of common stock on the date of grant. Options are granted under the 2006 Plan to officers and key employees selected by the Compensation Committee of the Board of Directors. As of September 26, 2007, 505,950 options have been granted under the 2006 Plan, and 244,050 shares are available for future issuance.

The 1997 Employee Stock Option Plan as amended (the "1997 Plan") provides for the granting of up to 1,745,313 stock options. Options granted under the 1997 Plan through 2005 are exercisable as to 20% on the date of grant and 20% on each anniversary of the date of grant thereafter until fully exercisable. The options expire either five or ten years from the date of grant and are issued with an exercise price equal to the fair market value of the underlying stock on the date of grant. Options are granted under the 1997 Plan to officers and key employees selected by the Compensation Committee of the Board of Directors. As of September 26, 2007, 1,272,440 options have been granted under the 1997 Plan, and 472,873 shares are available for future issuance.

Non-Employee Director Stock Option Plans

Our Non-Employee Director Stock Option Plans provide for the grant of non-qualified stock options at a price equal to the fair market value of the common stock on the date of grant. Options outstanding under each plan through fiscal 2005 are exercisable as to 20% on the date of grant and 20% on each anniversary of the date of grant thereafter until fully exercisable. Options outstanding that were issued in fiscal 2006 or later are exercisable as to 25% on each anniversary of the date of grant until fully exercisable. The options expire five years from the date of grant. At September 26, 2007, 247,000 options have been granted under the Non-Employee Director Stock Option Plans, and 27,000 shares are available for future issuance.

The following table summarizes the options activity under all of our Stock Option Plans:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at September 27, 2006	1,551,802	$ 16.79		
Granted	515,538	17.17		
Exercised	(205,355)	13.38		
Canceled or forfeited	(507,123)	16.90		
Outstanding at September 26, 2007	1,354,862	$ 17.31	4.78 years	$ 232
Vested or expected to vest at September 26, 2007	1,292,604	$ 17.29	4.64 years	$ 229
Exercisable at September 26, 2007	704,154	$ 17.04	2.48 years	$ 200

During fiscal 2007 and fiscal 2006, $1,735 ($1,076, net of tax) and $1,791 ($1,589, net of tax), respectively, was charged to expense related to the stock option plans. The total intrinsic value of options exercised during the years ended September 26, 2007, September 27, 2006 and September 28, 2005 was $771, $978 and $2,372, respectively. Total unrecognized stock option compensation cost at September 26, 2007 was $2,502 and is expected to be recognized over a weighted average period of 2.87 years. Prior to the adoption of SFAS 123(R), we did not record any compensation expense for stock options.

Employee Stock Purchase Plan

Under the ESPP, a maximum of 1,852,545 shares of Common Stock are available for issuance to all eligible employees as determined by the Board of Directors subject to a limitation of 150,000 shares per year. Unissued shares in any given calendar year are available to increase the annual maximum number of shares issuable in subsequent years. Employees may purchase shares of Common Stock through payroll deductions ranging from 2% to 10% of compensation up to a maximum fair market value of $10 or a maximum purchase of 1,000 shares per year, whichever is less, within the limitations of the offering. Shares are purchased at a 15% discount on the lesser of the share price on the first or last day of the calendar year. Shares purchased under the plan were 86,773 in fiscal 2007, 93,309 in fiscal 2006 and 102,830 in fiscal 2005. During fiscal years 2007 and 2006, $441 and $395 were charged to expense related to the Plan, respectively. Total unrecognized compensation cost at September 26, 2007 was $110 and is expected to be recognized over a weighted average period of 0.25 years. Prior to the adoption of SFAS 123(R), we were not required to record compensation expense for the ESPP.

16. Restructuring

During the current fiscal year, same store sales declined while certain restaurant operating costs, such as food costs and labor rates, increased. As a result, management undertook a review of its current operations that led to a comprehensive cost reduction plan. This plan includes group market and district consolidations, as well as general and administrative cost reductions. The majority of planned cost reductions will be achieved by lowering headcount in the field and at the corporate offices. Also included in these amounts are costs related to the resignation of our former Chief Executive Officer. In order to execute the comprehensive plan, we incurred approximately $2,221 in severance, relocation costs and outplacement services. We also reversed $1,495 of previously recognized compensation expense related to the Capital Appreciation Plan and Employee Stock Option Plan for stock awards that will not vest in the future. During fiscal 2007, we recorded $2,040 of severance costs, $80 of relocation costs and $101 of outplacement services in General and administrative expense on the Statement of Earnings. Of the amount recorded, $46 of the severance, relocation costs and outplacement services was paid in the fourth quarter of fiscal 2007. The remaining $2,175 is expected to be paid in fiscal 2008.

17. Commitments and Contingencies

We are involved in various legal proceedings and have certain unresolved claims pending. We believe, based on examination of these matters and experiences to date, that the ultimate liability, if any, in excess of amounts already provided in our consolidated financial statements is not likely to have a material effect on our financial position, results of operations or cash flows.

18. Supplemental Disclosures of Cash Flow Information

During fiscal 2007, we issued 178,050 shares of restricted stock totaling $3,023, had lease retirements of $1,282 and had $1,585 of capital expenditures in accounts payable at year-end. During fiscal 2006, we issued 135,500 shares of restricted stock totaling $2,381, entered into capital leases of $275, had retirements of $190 and had $3,000 of capital expenditures in accounts payable at year-end. During 2005 we issued 139,700 shares valued at $2,478 and had $1,081 of capital expenditures in accounts payable at year-end.

19. Stock Repurchase

During fiscal 2006, we repurchased a total of 20,400 shares of our common stock for a total of $312. The share repurchase program previously authorized by the Board of Directors was announced on November 16, 2005. The program allowed for the repurchase of up to three million shares for a period of two years. As of September 26, 2007, there were 2,979,600 shares that could still be purchased under the share repurchase program. However, there were no repurchases made subsequent to year-end through the expiration of the program on November 16, 2007.

20. Quarterly Financial Data (Unaudited)

(amounts in $000s except per share data)	First Quarter	Second Quarter	Third Quarter (3)	Fourth Quarter (4)
For the year ended September 26, 2007 (52 weeks) (1)				
Total Revenues	$ 147,266	$ 202,151	$ 153,586	$ 151,139
Gross Profit (2)	37,920	53,084	37,500	34,671
Costs and Expenses	142,389	193,138	154,433	149,311
Earnings (Loss) Before Income Taxes	4,877	9,013	(847)	1,828
Net Earnings	4,165	5,992	124	1,527
Diluted Earnings per Common and Common Equivalent Share	$ 0.15	$ 0.21	$ 0.00	$ 0.05
For the year ended September 27, 2006 (52 weeks) (1)				
Total Revenues	$ 138,741	$ 197,657	$ 150,400	$ 152,024
Gross Profit (2)	36,541	53,636	42,138	40,196
Costs and Expenses	131,876	184,471	139,330	140,853
Earnings Before Income Taxes	6,865	13,186	11,069	11,172
Net Earnings	4,659	8,531	7,315	7,496
Diluted Earnings per Common and Common Equivalent Share	$ 0.17	$ 0.30	$ 0.26	$ 0.27

(1) Our fiscal year includes quarters consisting of 12, 16, 12 and 12 weeks, respectively.

(2) We define gross profit as net sales less cost of sales and restaurant operating costs, which excludes depreciation and amortization.

(3) In the third quarter of fiscal 2007, we recognized a $5,369 pre-tax impairment charge ($3,329, net of tax), which had an impact of $0.12 per diluted share.

(4) In the fourth quarter of fiscal 2007, we recognized $1,100 of severance and restructuring expenses ($682, net of tax), which had an impact of $0.02 per diluted share.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Based on an evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(c)), our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of September 26, 2007.

There have been no changes in our internal control over financial reporting that occurred during the current quarter ended September 26, 2007 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Steak n Shake Company
Indianapolis, Indiana

We have audited the internal control over financial reporting of The Steak n Shake Company and subsidiaries (the "Company") as of September 26, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 26, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 26, 2007 of the Company and our report dated December 7, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment on September 29, 2005.

/s/ Deloitte & Touche LLP

Indianapolis, IN
December 7, 2007

Management's Report on Internal Control Over Financial Reporting

The management of The Steak n Shake Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company's board of directors, principal executive and principal financial officers, and effected by management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material impact on the financial statements.

- Ensure that material information relating to the company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period which this report is being prepared.

Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the effectiveness of its internal control over financial reporting as of September 26, 2007 based on the criteria set forth in a report entitled Internal Control - Integrated Framework , issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, we have concluded that, as of September 26, 2007, our internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on the Company's internal control over financial reporting and their report is included herein.

/s/ Alan B. Gilman /s/ Jeffrey A. Blade
Alan B. Gilman Jeffrey A. Blade
Interim President andExecutive Vice President,
Chief Executive Officer Chief Financial and Administrative Officer

ITEM 9B. OTHER INFORMATION

I. Amendment of By-Laws

On December 7, 2007, our Board of Directors amended Article V of our Restated By-Laws with respect to the number of directors. A copy of the Restated By-Laws, as amended, is included as Exhibit 3.02 to this Report.

II. Comparison of Five-Year Cumulative Total Return

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among The Steak n Shake Company, The S&P 500 Index,
The S&P Smallcap 600 Index And The S&P Restaurantes Index



$300
$250
$200
$150
$100
$50
$0
9/02
9/03
9/04
9/05
9/06
9/07
Steak N Shake -NYSE
S&P 500
S&P Smallcap 600
S&P Restaurants

* $100 invested on 9/30/02 in stock or index-including reinvestment of dividends. Fiscal year ending September 30.

PART III.

In accordance with General Instruction G(3) of Form 10-K, we have omitted certain information required by Part III from this Form 10-K. We will file an amendment to this Form 10-K on Form 10-K/A containing such information not later than 120 days after the end of the fiscal year covered by this Report, as permitted by General Instruction G(3) of Form 10-K. As permitted by instruction G(3), certain information on executive officers called for by Part III, Item 10 is included in Part I, Item 1 of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by shareholders [1]	1,660,612	$ 14.12	1,526,680[2]
Equity compensation plans not approved by shareholders [3]	—	—	—
Total	1,660,612	$ 14.12	1,526,680[2]

[1] Consists of 1997 and 2006 employee stock option Plans, 2003, 2004 and 2005 Director Stock Option Plans, 1997 Capital Appreciation Plan, as amended and restated, 2007 Non-Employee Director Capital Appreciation Plan and the 1992 and 2006 Employee Stock Purchase Plans.

[2] The Capital Appreciation Plan provides for tandem awards of restricted stock and book units. As of September 26, 2007, 238,372 shares remained available for issuance pursuant to awards under that plan and 17,000 remained available for issuance under the Non-Employee Director Capital Appreciation Plan.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) *Documents filed as a part of this report:*

1. *Financial Statements.*

The following table sets forth the financial statements filed as a part of this report:

Consolidated Statements of Financial Position at September 26, 2007 and September 27, 2006

For the years ended September 26, 2007, September 27, 2006, and September 28, 2005:
Consolidated Statements of Earnings
Consolidated Statements of Cash Flows
Consolidated Statements of Shareholders' Equity
Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm
Management's Reports on Internal Control over Financial Reporting

2. *Financial Statement Schedules.*

All schedules for the years ended September 26, 2007, September 27, 2006 and September 28, 2005 have been omitted for the reason that they are not required, are not applicable or the required information is set forth in the financial statements or notes thereto.

3. *Exhibits.*

The following exhibits are filed as a part of this Annual Report on Form 10-K.* Indicates management contract or compensatory plans or arrangements required to be filed as an Exhibit.

3.01 Amended and Restated Articles of Incorporation of The Steak n Shake Company, filed March 27, 2002. (Incorporated by reference to the Registrant's definitive Proxy Statement dated December 19, 2001, related to the 2002 Annual Meeting of Shareholders).

3.02 Restated By-Laws of The Steak n Shake Company, as amended on December 7, 2007.

4.01 Specimen certificate representing Common Stock of The Steak n Shake Company. (Incorporated by reference to Exhibit 4.01 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 11, 2001).

4.02 Amended and Restated Note Purchase and Private Shelf Agreement by and between The Steak n Shake Company and The Prudential Insurance Company of America dated as of September 20, 2002 related to the $75,000,000 senior note agreement and private shelf facility. (Incorporated by reference to Exhibit 4.02 to the Registrant's Annual Report on Form 10-K for the year ended September 25, 2002).

4.03 Amendment No. 1 to Amended and Restated Note Purchase Agreement by and between The Steak n Shake Company and The Prudential Insurance Company of America dated as of December 18, 2002 related to the $75,000,000 senior note agreement and private shelf facility. (Incorporated by reference to Exhibit 4.03 to the Registrant's Annual Report on Form 10-K for the year ended September 25, 2002).

4.05 Credit Agreement by and between The Steak n Shake Company and Fifth Third Bank, Indiana (Central) dated November 16, 2001, relating to a $30,000,000 revolving line of credit. (Incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the year ended September 26, 2001).

4.06 First Amendment to Credit Agreement by and Between The Steak n Shake Company and Fifth Third Bank, Indiana (Central) dated October 17, 2002 relating to a $30,000,000 revolving line of credit. (Incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended September 25, 2002).

4.07 Second Amendment to Credit Agreement by and Between The Steak n Shake Company and Fifth Third Bank, Indiana (Central) dated December 18, 2002 relating to a $30,000,000 revolving line of credit. (Incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the year ended September 25, 2002).

4.08 Amendment No. 2 dated May 21, 2003 to the Amended and Restated Note Purchase and Private Shelf Agreement dated September 20, 2002. (Incorporated by reference to Exhibit 10.16 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 9, 2003).

4.09 Third Amendment to Credit Agreement by and between The Steak n Shake Company and Fifth Third Bank, Indiana (Central) dated May 22, 2003 related to a $30,000,000 revolving line of credit. (Incorporated by reference to Exhibit 10.17 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 9, 2003).

4.10 Amendment No. 3 dated September 17, 2003 to the Amended and Restated Note Purchase and Private Shelf Agreement dated September 20, 2002. (Incorporated by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 10-K for the year ended September 29, 2004 filed on December 16, 2004).

4.11 Fourth Amendment to Credit Agreement by and between The Steak n Shake Company and Fifth Third Bank, Indiana (Central) dated December 29, 2004 related to a $30,000,000 revolving line of credit. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated January 26, 2005.

4.12 Fifth Amendment to Credit Agreement by and between The Steak n Shake Company and Fifth Third Bank, Indiana (Central) dated December 29, 2004 related to a $50,000,000 revolving line of credit. (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated January 26, 2005.

4.13 Amendment No. 4 to the Amended and Restated Note Purchase and Private Shelf Agreement dated October 27, 2006. (Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K, dated November 2, 2006).

4.14 Sixth Amendment to Credit Agreement by and between The Steak n Shake Company and Fifth Third Bank, Indiana (Central) dated September 11, 2006. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated September 15, 2006.

4.15 Amendment to Note Purchase and Private Shelf Agreement to extend maturity date to September 30, 2008 (Incorporated by reference to Exhibit 10.1 to the Registrant's Current report on Form 8-K filed November 17, 2005).

4.16 Senior Note Agreement with Prudential Insurance Company of America dated October 27, 2006. (Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K, dated November 2, 2006).

4.17 Senior Note Agreement with Pruco Life Insurance Company dated October 27, 2006. (Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K, dated November 2, 2006).

4.18 Senior Note Agreement with United Omaha Life Insurance Company dated October 27, 2006. (Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K, dated November 2, 2006).

4.19 Amendment No. 5 to the Amended and Restated Note Purchase and Private Shelf Agreement dated October 30, 2007.

4.20 Amendment No. 6 to the Amended and Restated Note Purchase and Private Shelf Agreement dated December 5, 2007.

4.21 Seventh Amendment to Credit Agreement by and between The Steak n Shake Company and Fifth Third Bank, Indiana (Central) dated December 5, 2007.

10.01* Letter from the Registrant to Alan B. Gilman dated June 27, 1992. (Incorporated by reference to Exhibit 19.13 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 1992.

10.02* Retirement Agreement by and between S. Sue Aramian and the Registrant dated August 15, 2001. (Incorporated by reference to Exhibit 10.05 to the Registrant's Annual Report on Form 10-K for the year ended September 26, 2001).

10.04* Consolidated Products, Inc. 1997 Employee Stock Option Plan. (Incorporated by reference to the Appendix to the Registrant's definitive Proxy Statement dated December 24, 1996 related to the 1997 Annual Meeting of Shareholders).

10.05* Amendment No. 1 to The Steak n Shake Company's (formerly Consolidated Products, Inc.) 1997 Employee Stock Option Plan. (Incorporated by reference to the Appendix to the Registrant's definitive Proxy Statement dated December 19, 2001 related to the 2002 Annual Meeting of Shareholders).

10.06* Form of option agreement related to 2000 Non-employee Director Stock Option Program and schedule relating thereto. (Incorporated by reference to Exhibit 10.22 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 5, 2000).

10.07* Form of option agreement related to 2002 Non-employee Director Stock Option Program and schedule relating thereto. (Incorporated by reference to Exhibit 10.22 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended December 19, 2001).

10.09* The Steak n Shake Company's 2003 Director Stock Option Plan. (Incorporated by reference to Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the year ended September 24, 2003).

10.10* The terms of severance arrangements with Peter M. Dunn are set forth in and incorporated by reference to the Registrant's Current Report on Form 8-K, dated August 22, 2007.

10.11* The Steak n Shake Company Amended and Restated 1997 Capital Appreciation Plan. (Incorporated by reference to the Appendix to the Registrant's definitive Proxy Statement dated December 19, 2003 related to the 2004 Annual Meeting of Shareholders).

10.12* The Steak n Shake Company 2004 Director Stock Option Plan. (Incorporated by reference to the Appendix to the Registrant's definitive Proxy Statement dated December 19, 2003 related to the 2004 Annual Meeting of Shareholders).

10.13* Form of The Steak n Shake Company Capital Appreciation Agreement. (Incorporated by reference to Exhibit 10.13 to the Registrant's Annual Report on Form 10-K for the year ended September 29, 2004 filed on December 16, 2004).

10.14* Form of The Steak n Shake Company Stock Option Agreement. (Incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the year ended September 29, 2004 filed on December 16, 2004).

10.16* The Steak n Shake Non Qualified Savings Plan (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended December 22, 2004.)

10.17 Multiple Unit Franchise Agreement (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed September 27, 2005.)

10.18 Contract for Purchase and Sale of Real Estate (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed September 27, 2005).

10.19 Personal Property Sales Agreement (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed September 27, 2005.)

10.20 Assignment and Assumption Agreement (Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed September 27, 2005).

10.21* The Steak n Shake 2005 Director Stock Option Plan (Incorporated by reference to Appendix B to 2004 Proxy Statement dated December 20, 2004 related to the 2005 Annual Meeting of Shareholders).

10.22* Employment Agreement for Wayne Kelley (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed December 29, 2004).

10.24* 2006 Employee Stock Option Plan (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated February 8, 2006).

10.25* 2006 Incentive Bonus Plan (Incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated February 8, 2006).

10.26* Form of Incentive Stock Option Agreement (Incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated February 8, 2006).

10.27* Amendment to Employment Agreement between Wayne Kelley and Steak n Shake Operations, Inc. (Incorporated herein by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated March 24, 2006).

10.31* Form of Change in Control Benefits Agreement dated November 7, 2007 with Jeffrey A. Blade.

10.32* Severance and General Release Agreement dated September 17, 2007 with Gary Walker.

10.33* Change in Control Agreement dated November 7, 2007 with Gary T. Reinwald.

10.34* Amendment to 1997 Capital Appreciation Plan, as Revised in 2002 and 2007.

10.35* Form of Indemnity Agreement entered into on October 9, 2007 with the following Officers and Directors of the Company: Jeffrey A. Blade, Duane E. Geiger, Alan B. Gilman, Omar Janjua, David C. Milne, Thomas Murrill, Gary T. Reinwald, Steven M. Schiller, J. Michael Vance, Geoff Ballotti, Wayne Kelley, Charles Lanham, Ruth Person, John W. Ryan, J. Fred Risk, Steven M. Schmidt, Edward Wilhelm, and James Williamson, Jr.

14.01 Code of Business Conduct and Ethics. (Incorporated by reference to Exhibit 10.01 to the Registrant's Current Report on Form 8-K dated March 24, 2006).

21.01 Subsidiaries of the Registrant.

23.01 Consent of Independent Registered Public Accounting Firm.

31.01 Rule 13(a)-14(a)/15d-14(a) Certification of Chief Executive Officer.

31.02 Rule 13(a)-14(a)/15d-14(a) Certification of Chief Financial Officer.

32.01 Section 1350 Certifications.

* Indicates management contract or compensatory plans or arrangements required to be filed as an Exhibit.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 7, 2007.

THE STEAK N SHAKE COMPANY

By: /s/ Jeffrey A. Blade
Jeffrey A. Blade
Executive Vice President,
Chief Financial and Administrative Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on December 7, 2007.

/s/ Jeffrey A. Blade
Executive Vice President, Chief Financial and Administrative Officer
Jeffrey A. Blade (Principal Financial Officer and Principal Accounting Officer)

/s/ Alan B. Gilman
Interim Chief Executive Officer and President, Chairman and Director
Alan B. Gilman (Principal Executive Officer)

/s/ Geoffrey Ballotti Director
Geoffrey Ballotti

/s/ Wayne L. Kelley
Director
Wayne L. Kelley

/s/ Dr. Ruth J. Person Director
Dr. Ruth J. Person

/s/ J. Fred Risk Director
J. Fred Risk

/s/ Dr. John W. Ryan Director
Dr. John W. Ryan

/s/ Stephen M. Schmidt Director
Stephen M. Schmidt

/s/ Edward W. Wilhelm Director
Edward W. Wilhelm

/s/ James Williamson, Jr. Director
James Williamson, Jr.

Index to Exhibits

Exhibit Number	Description
3.01	Amended and Restated Articles of Incorporation of The Steak n Shake Company, filed March 27, 2002. (Incorporated by reference to the Registrant's definitive Proxy Statement dated December 19, 2001, related to the 2002 Annual Meeting of Shareholders).
3.02	Restated By-Laws of The Steak n Shake Company, as amended on December 7, 2007.
4.01	Specimen certificate representing Common Stock of The Steak n Shake Company. (Incorporated by reference to Exhibit 4.01 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 11, 2001).
4.02	Amended and Restated Note Purchase and Private Shelf Agreement by and between The Steak n Shake Company and The Prudential Insurance Company of America dated as of September 20, 2002 related to the $75,000,000 senior note agreement and private shelf facility. (Incorporated by reference to Exhibit 4.02 to the Registrant's Annual Report on Form 10-K for the year ended September 25, 2002).
4.03	Amendment No. 1 to Amended and Restated Note Purchase Agreement by and between The Steak n Shake Company and The Prudential Insurance Company of America dated as of December 18, 2002 related to the $75,000,000 senior note agreement and private shelf facility. (Incorporated by reference to Exhibit 4.03 to the Registrant's Annual Report on Form 10-K for the year ended September 25, 2002).
4.05	Credit Agreement by and between The Steak n Shake Company and Fifth Third Bank, Indiana (Central) dated November 16, 2001, relating to a $30,000,000 revolving line of credit. (Incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the year ended September 26, 2001).
4.06	First Amendment to Credit Agreement by and Between The Steak n Shake Company and Fifth Third Bank, Indiana (Central) dated October 17, 2002 relating to a $30,000,000 revolving line of credit. (Incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended September 25, 2002).
4.07	Second Amendment to Credit Agreement by and Between The Steak n Shake Company and Fifth Third Bank, Indiana (Central) dated December 18, 2002 relating to a $30,000,000 revolving line of credit. (Incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the year ended September 25, 2002).
4.08	Amendment No. 2 dated May 21, 2003 to the Amended and Restated Note Purchase and Private Shelf Agreement dated September 20, 2002. (Incorporated by reference to Exhibit 10.16 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 9, 2003).
4.09	Third Amendment to Credit Agreement by and between The Steak n Shake Company and Fifth Third Bank, Indiana (Central) dated May 22, 2003 related to a $30,000,000 revolving line of credit. (Incorporated by reference to Exhibit 10.17 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 9, 2003).
4.10	Amendment No. 3 dated September 17, 2003 to the Amended and Restated Note Purchase and Private Shelf Agreement dated September 20, 2002. (Incorporated by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 10-K for the year ended September 29, 2004 filed on December 16, 2004).
4.11	Fourth Amendment to Credit Agreement by and between The Steak n Shake Company and Fifth Third Bank, Indiana (Central) dated December 29, 2004 related to a $30,000,000 revolving line of credit. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated January 26, 2005.
4.12	Fifth Amendment to Credit Agreement by and between The Steak n Shake Company and Fifth Third Bank, Indiana (Central) dated December 29, 2004 related to a $50,000,000 revolving line of credit. (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated January 26, 2005.
4.13	Amendment No. 4 to the Amended and Restated Note Purchase and Private Shelf Agreement dated October 27, 2006. (Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K, dated November 2, 2006).

4.14 Sixth Amendment to Credit Agreement by and between The Steak n Shake Company and Fifth Third Bank, Indiana (Central) dated September 11, 2006. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated September 15, 2006.

4.15 Amendment to Note Purchase and Private Shelf Agreement to extend maturity date to September 30, 2008 (Incorporated by reference to Exhibit 10.1 to the Registrant's Current report on Form 8-K filed November 17, 2005).

4.16 Senior Note Agreement with Prudential Insurance Company of America dated October 27, 2006. (Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K, dated November 2, 2006).

4.17 Senior Note Agreement with Pruco Life Insurance Company dated October 27, 2006. (Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K, dated November 2, 2006).

4.18 Senior Note Agreement with United Omaha Life Insurance Company dated October 27, 2006. (Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K, dated November 2, 2006).

4.19 Amendment No. 5 to the Amended and Restated Note Purchase and Private Shelf Agreement dated October 30, 2007.

4.20 Amendment No. 6 to the Amended and Restated Note Purchase and Private Shelf Agreement dated December 5, 2007.

4.21 Seventh Amendment to Credit Agreement by and between The Steak n Shake Company and Fifth Third Bank, Indiana (Central) dated December 5, 2007.

10.01* Letter from the Registrant to Alan B. Gilman dated June 27, 1992. (Incorporated by reference to Exhibit 19.13 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 1992.

10.02* Retirement Agreement by and between S. Sue Aramian and the Registrant dated August 15, 2001. (Incorporated by reference to Exhibit 10.05 to the Registrant's Annual Report on Form 10-K for the year ended September 26, 2001).

10.04* Consolidated Products, Inc. 1997 Employee Stock Option Plan. (Incorporated by reference to the Appendix to the Registrant's definitive Proxy Statement dated December 24, 1996 related to the 1997 Annual Meeting of Shareholders).

10.05* Amendment No. 1 to The Steak n Shake Company's (formerly Consolidated Products, Inc.) 1997 Employee Stock Option Plan. (Incorporated by reference to the Appendix to the Registrant's definitive Proxy Statement dated December 19, 2001 related to the 2002 Annual Meeting of Shareholders).

10.06* Form of option agreement related to 2000 Non-employee Director Stock Option Program and schedule relating thereto. (Incorporated by reference to Exhibit 10.22 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 5, 2000).

10.07* Form of option agreement related to 2002 Non-employee Director Stock Option Program and schedule relating thereto. (Incorporated by reference to Exhibit 10.22 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended December 19, 2001).

10.09* The Steak n Shake Company's 2003 Director Stock Option Plan. (Incorporated by reference to Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the year ended September 24, 2003).

10.10* The terms of severance arrangements with Peter M. Dunn are set forth in and incorporated by reference to the Registrant's Current Report on Form 8-K, dated August 22, 2007.

10.11* The Steak n Shake Company Amended and Restated 1997 Capital Appreciation Plan. (Incorporated by reference to the Appendix to the Registrant's definitive Proxy Statement dated December 19, 2003 related to the 2004 Annual Meeting of Shareholders).

10.12* The Steak n Shake Company 2004 Director Stock Option Plan. (Incorporated by reference to the Appendix to the Registrant's definitive Proxy Statement dated December 19, 2003 related to the 2004 Annual Meeting of Shareholders).

10.13* Form of The Steak n Shake Company Capital Appreciation Agreement. (Incorporated by reference to Exhibit 10.13 to the Registrant's Annual Report on Form 10-K for the year ended September 29, 2004 filed on December 16, 2004).

10.14* Form of The Steak n Shake Company Stock Option Agreement. (Incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the year ended September 29, 2004 filed on December 16, 2004).

10.16* The Steak n Shake Non Qualified Savings Plan (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended December 22, 2004.)

10.17 Multiple Unit Franchise Agreement (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed September 27, 2005.)

10.18 Contract for Purchase and Sale of Real Estate (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed September 27, 2005).

10.19 Personal Property Sales Agreement (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed September 27, 2005.)

10.20 Assignment and Assumption Agreement (Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed September 27, 2005).

10.21* The Steak n Shake 2005 Director Stock Option Plan (Incorporated by reference to Appendix B to 2004 Proxy Statement dated December 20, 2004 related to the 2005 Annual Meeting of Shareholders).

10.22* Employment Agreement for Wayne Kelley (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed December 29, 2004).

10.24* 2006 Employee Stock Option Plan (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated February 8, 2006).

10.25* 2006 Incentive Bonus Plan (Incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated February 8, 2006).

10.26* Form of Incentive Stock Option Agreement (Incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated February 8, 2006).

10.27* Amendment to Employment Agreement between Wayne Kelley and Steak n Shake Operations, Inc. (Incorporated herein by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated March 24, 2006).

10.31* Form of Change in Control Benefits Agreement dated November 7, 2007 with Jeffrey A. Blade.

10.32* Severance and General Release Agreement dated September 17, 2007 with Gary Walker.

10.33* Change in Control Agreement dated November 7, 2007 with Gary T. Reinwald.

10.34* Amendment to 1997 Capital Appreciation Plan, as Revised in 2002 and 2007.

10.35* Form of Indemnity Agreement entered into on October 9, 2007 with the following Officers and Directors of the Company: Jeffrey A. Blade, Duane E. Geiger, Alan B. Gilman, Omar Janjua, David C. Milne, Thomas Murrill, Gary T. Reinwald, Steven M. Schiller, J. Michael Vance, Geoff Ballotti, Wayne Kelley, Charles Lanham, Ruth Person, John W. Ryan, J. Fred Risk, Steven M. Schmidt, Edward Wilhelm, and James Williamson, Jr.

14.01 Code of Business Conduct and Ethics. (Incorporated by reference to Exhibit 10.01 to the Registrant's Current Report on Form 8-K dated March 24, 2006).

21.01 Subsidiaries of the Registrant.

23.01 Consent of Independent Registered Public Accounting Firm.

31.01 Rule 13(a)-14(a)/15d-14(a) Certification of Chief Executive Officer.

31.02 Rule 13(a)-14(a)/15d-14(a) Certification of Chief Financial Officer.

32.01 Section 1350 Certifications.

* Indicates management contract or compensatory plans or arrangements required to be filed as an Exhibit.

EXHIBIT 21.01

THE STEAK N SHAKE COMPANY

Wholly-owned Subsidiaries	State of Incorporation or Organization
Steak n Shake Operations, Inc.	Indiana
Steak n Shake, LLC *	Indiana
Steak n Shake Enterprises, Inc. *	Indiana
Consolidated Specialty Restaurants, Inc.	Indiana
SNS Investment Company	Indiana

* Wholly-owned subsidiary of Steak n Shake Operations, Inc.

EXHIBIT 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-115727 on Form S-3 and Nos. 333-115728 and 333-136941 on Form S-8 of our reports dated December 7, 2007, relating to the financial statements of The Steak n Shake Company (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standard No. 123(R), Share-Based Payment on September 29, 2005), and management's report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of The Steak n Shake Company for the year ended September 26, 2007.

/s/ Deloitte & Touche LLP
Indianapolis, Indiana
December 10, 2007

EXHIBIT 31.01

CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Alan B. Gilman, certify that:

1. I have reviewed this annual report on Form 10-K of The Steak n Shake Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date December 7, 2007

/s/ Alan B. Gilman
Alan B. Gilman
Interim President and Chief Executive Officer

EXHIBIT 31.02

CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jeffrey A. Blade, certify that:

1. I have reviewed this annual report on Form 10-K of The Steak n Shake Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date December 7, 2007

/s/ Jeffrey A. Blade
Jeffrey A. Blade
Executive Vice President, Chief Financial and Administrative Officer

EXHIBIT 32.01

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Steak n Shake Company (the "Company") on Form 10-K for the period ending September 26, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned certify, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Alan B. Gilman
Alan B. Gilman, Interim President and Chief Executive Officer
December 7, 2007

/s/ Jeffrey A. Blade
Jeffrey A. Blade, Executive Vice President,
Chief Financial and Administrative Officer
December 7, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K/A
(Amendment No. 1)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 26, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-8445

THE STEAK N SHAKE COMPANY
(Exact name of registrant as specified in its charter)

INDIANA (State or other jurisdiction of incorporation or organization)	37-0684070 (I.R.S. Employer Identification No.)
36 S. Pennsylvania Street, Suite 500 Indianapolis, Indiana (Address of principal executive offices)	46204 (Zip code)

(317) 633-4100
(Registrant's telephone number, including area code)

Securities registered pursuant to Sec. 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, stated value $.50 per share	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act:
Title of class
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes _____ No __X__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes _____ No __X__

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes __X__ No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer _____ Accelerated filer __X__ Non-accelerated filer _____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes _____ No __X__

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of the last day of the second fiscal quarter ended April 11, 2007 was approximately $450,885,788 based on the closing stock price of $16.70 per share on that day.

The number of shares of Common Stock outstanding at December 6, 2007 was 28,388,014.

DOCUMENTS INCORPORATED BY REFERENCE

None.

The Steak n Shake Company
Form 10-K/A
Year ended September 26, 2007
Table of Contents

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (the "Amendment") amends the Annual Report on Form 10-K of The Steak n Shake Company (the "Company") for the fiscal year ended September 26, 2007, originally filed with the Securities and Exchange Commission (the "SEC") on December 10, 2007 (the "Original Filing"). Since the Company will not file its definitive proxy statement within 120 days of the Company's fiscal year ended September 26, 2007, the Company is filing this Amendment to include the information required by Part III, which was omitted from the Original Filing. In addition, in connection with the filing of this Amendment and pursuant to the rules of the SEC, the Company is including with this Amendment certain currently dated certifications. Accordingly, Item 15 of Part IV has also been amended to reflect the filing of these currently dated certifications.

This Form 10-K/A does not attempt to modify or update any other disclosures set forth in the Original Filing, except as required to reflect the additional information included in Part III of this Form 10-K/A. Additionally, this amended Form 10-K/A, except for the additional information included in Part III, speaks as of the filing date of the Original Filing and does not update or discuss any other Company developments subsequent to the date of the Original Filing. However, as previously reported, the guidance included in Part II, Item 7 of the Original Filing under the heading "Fiscal 2008" may no longer be relied upon.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Executive Officers

The information required by this item with respect to the Company's executive officers is incorporated therein by reference to the information included under the caption "Executive Officers of the Registrant" in Part I, Item 1 of the Original Filing.

Directors

The Company's Board of Directors consists of nine members, each of whom is elected to serve one year, or until his or her successor is duly chosen and qualified, or until he or she resigns or is removed.The members of the Board of Directors of the Company are listed below, along with the age, tenure as director and business background for at least the last five years for each:

Name	Age	Since	Business Experience
Alan B. Gilman	77	1992	Chairman of the Board of Directors and Interim President and Chief Executive Officer of the Company from August 2007 to the present; Non-Executive Chairman of the Board from February 2007 through August 2007; Executive Chairman from February 2004 through February 2007; President and Chief Executive Officer from 1992 to September 30, 2002; Chief Executive Officer and Co-Chairman of the Company from September 30, 2002 through August 11, 2003; Chief Executive Officer and Chairman of the Company, from August 11, 2003 through February 11, 2004.
Geoffrey Ballotti	45	2007	Mr. Ballotti is a graduate of Colby College and Harvard Business School. He has served in various senior executive capacities with Starwood Hotels & Resorts Worldwide, Inc. since joining in 1989, including, the Presidency of its North American division from 2003 to the present. From 2002 to 2003, he served as Executive Vice President, Operations North America Division.
Wayne L. Kelley	63	2003	Director of Steak n Shake Operations, Inc., a subsidiary of the Company, from 1999 through 2006; President of Kelley Restaurants, Inc., the Company's largest franchisee, from 1988 through 2005; currently employed by the Company in a senior real estate advisory role.
Ruth J. Person	62	2002	Chancellor, Indiana University Kokomo and Professor of Management; President, American Association of University Administrators 2003-2004; President, Board of Directors, Workforce Development Strategies, Inc.; Member, Key Bank Advisory Board – Central Indiana.
J. Fred Risk	79	1971	Private investor; Chairman of the Board of Directors of Security Group, Inc.
John W. Ryan	78	1996	Private investor; Chancellor of the State University of New York Systems from 1996 through 1999; President of Indiana University from 1971 through 1987.
Steven M. Schmidt	53	2005	Currently President, Business Solutions Division - Office Depot; formerly, President & CEO, ACNielsen; EVP, VNU Marketing Information New York, NY; formerly President of Pillsbury Foods, Canada; also held senior executive posts with Pepsi-Cola and Procter & Gamble.
Edward W. Wilhelm	49	2006	Currently Chief Financial Officer of Borders Group, Inc.; held a number of senior financial positions at Borders Group, Inc. since 1994.
James Williamson, Jr.	76	1985	Private investor.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 sets forth certain filing requirements relating to securities ownership by directors, executive officers and ten percent shareholders of a publicly held company. To the Company's knowledge, based on the representations of its directors and executive officers and copies of their respective reports filed with the Securities and Exchange Commission, all filing requirements were satisfied by each such person during the fiscal year ended September 26, 2007.

Code of Business Conduct and Ethics

The Company has a long-standing code of ethics which applies to its principal executive officer, principal financial officer and principal accounting officer, as well as all officers, directors and employees. A copy of the Code of Business Conduct and Ethics can be obtained without charge on the Company's web site (www.steaknshake.com) or by written request to the Company at the address on the front page of this proxy statement. If the Company makes any substantive amendment of, or grants any waiver of a provision of the code, the Company will disclose the nature of such amendment or waiver via its web site or in a current report on Form 8-K.

Changes to Procedures for Shareholders to Nominate Persons for Election to the Board of Directors

There were no material changes made during fiscal 2007 to the procedures by which shareholders may recommend nominees to the Company's Board of Directors.

Audit Committee Matters

The Board of Directors maintains a standing audit committee established in accordance with Section 3(a)(58)(A) of The Securities Exchange Act of 1934, as amended, and the listing rules of the New York Stock Exchange. The Board of Directors has determined that the members of the committee, Messrs. Wilhelm and Risk, qualify as "audit committee financial experts" as that term is defined in Item 407(d)(s)(ii) of Regulation S-K.

ITEM 11.EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis is designed to provide shareholders with a better understanding of our compensation philosophy, core principles, and decision making process. It explains the compensation-related actions taken with respect to the executive officers who are identified in the Summary Compensation Table (the "Named Executive Officers"). Details regarding the compensation paid to the Named Executive Officers for fiscal 2007 are found in the tables and narrative which follow them.

Executive Compensation Philosophy

Our long-term success depends on our ability to operate effectively and efficiently, offer appealing products for our customers and invest wisely for present and future success.To achieve these goals, we must attract, motivate, and retain highly talented individuals at all levels of the organization. The Compensation Committee strives to provide compensation which is appropriate to attract and retain such individuals.

All decisions relating to the compensation of the Named Executive Officers are made by the Compensation Committee in executive session, without management present. In assessing the compensation of the President and Chief Executive Officer, the Compensation Committee makes a qualitative assessment of our performance, his contribution to that performance, his expected performance in the future, and other factors (including tenure and experience, retention concerns, historical compensation and the relationship of his compensation to other executives in the Company). In evaluating the performance of other executive officers, the Compensation Committee considers the evaluations provided by the President and Chief Executive Officer.

As a general matter, over 50% of targeted annual compensation for Named Executive Officers takes the form of performance-dependent, incentive cash and equity programs. We believe that putting a significant portion of compensation at risk provides an incentive to better performance and more closely align the executives' perspective with that of our shareholders.

As part of making any compensation decision, the Compensation Committee reviews market compensation levels for executive officers at other restaurant companies (for positions that are unique to our industry) or similarly-sized companies (for other positions) to determine whether the compensation components for our executive officers remain in the targeted ranges described in the following paragraph. With the assistance of our Human Resources department and a third party compensation consultant retained by the Compensation Committee, management collects and presents compensation data for our executive officers, including the Named Executive Officers. Information regarding the restaurant industry is obtained from the Chain Restaurant Compensation Association and the committee's consultant. Information regarding compensation for executives at similarly-sized companies is obtained from the committee's consultant and from published compensation surveys. The compensation surveys provide data on pay practices for executive positions at companies with similar revenue size, although they do not provide names of the reported companies. The compensation assessment that is presented to the Compensation Committee includes an evaluation of base salary, target annual incentive opportunities, long-term incentive grant values, and benefits for each executive officer relative to similar positions in the market.

The Compensation Committee sets total targeted compensation for executives who hold positions unique to the restaurant industry (such as EVP of Development) between the 50 th and 75 th percentiles of a set of restaurant companies of similar size. For other executive positions where both restaurant and general industry pay levels are relevant for staffing and retention (such as Chief Financial Officer), the Compensation Committee sets targeted total compensation between the 50 th and 75 th percentiles of comparable restaurant companies and at the 50 th percentile of non-restaurant companies of a similar revenue size. The committee may vary from these percentiles based on such factors as historic compensation; individual skills, experience, contribution and performance; internal equity, retention concerns and other factors relevant to the individual executive. In addition, actual compensation (e.g., amounts earned and paid each year) may be higher or lower than targeted total compensation based on our performance or the assessment of the executive's performance.

Components of Total Compensation

Base Salary

We believe base salaries should be sufficient to attract and retain the executive talent needed to run our business. The Compensation Committee sets base salaries at market median levels for positions that are unique to the restaurant industry, and between the 50th and 75 th percentile in the restaurant industry for other executive positions.

In setting base salaries for fiscal 2007, the Compensation Committee considered the following factors:

∑ *Internal analysis.* This is the relative pay difference for different job levels. The Compensation Committee believes that the President and Chief Executive Officer position has the greatest opportunity to impact the Company, and so has typically set the base salary for this position at approximately two times that of the next highest executive. Similarly, the Compensation Committee has concluded that Mr. Blade, the Chief Financial Officer, is vital to our success, as he supervises not only the Finance and Accounting departments, but the Franchise and Supply Chain departments as well. Accordingly the Compensation Committee has typically set Mr. Blade's salary at approximately 20% above the next most highly compensated executive.

∑ *Individual performance.* Increases to base salaries can result from individual performance assessments as well as an evaluation of the market and the mix among various components of compensation. In setting Mr. Dunn's base salary for fiscal 2007, the committee considered that, although we had decreased employee turnover and drive-thru wait times and increased customer satisfaction as Mr. Dunn planned, improvement in these areas did not translate into improved sales or earnings. Accordingly, the Compensation Committee made no change to Mr. Dunn's base salary from fiscal 2006. This meant that his base salarywas below the 50th percentile for Chief Executive Officers of similarly sized companies. When Mr.Dunn resigned in August 2007 and Mr. Gilman was appointed the Interim President and Chief Executive Officer,the Compensation Committee set Mr. Gilman's base salaryat the same level as Mr. Dunn's.
The Compensation Committee alsoreviewed the performance of the other Named Executive Officers, ultimately concluding that, while their individual performances had been satisfactory, our overall disappointing performance in fiscal 2006 did not warrant an increase in base salaries. Instead, the Compensation Committee chose to focus more attention on increasing the incentive-related components of compensation. A discussion of the mix between the two components is in the "Annual Incentive Bonus" section below.

∑ *Market data.* As noted above, while the Compensation Committee uses industry and general market data to test for the reasonableness and competitiveness of base salaries, committee members exercise subjective judgment within the ranges in this data in view of our compensation objectives and individual performance and circumstances.

Annual Incentive Bonus

For fiscal 2007 the Compensation Committee intentionally allocated a greater portion of targeted total compensation to the performance-dependent elements. One way in which it did this was to set what it believed to be aggressive, but reachable, targets for fiscal 2007 under our Incentive Bonus Plan.

Over 100 employees, including the Named Executive Officers, participated in the Incentive Bonus Plan in fiscal 2007. The Compensation Committee established a target incentive opportunity for each participant, expressed as a percent of base salary. Mr. Dunn's target bonus opportunity was set at 70% of his base salary, which weighted his pay mix more heavily toward performance-based compensation. The other executive officers had target bonus opportunities set at 30% - 40% of their base salaries. For the Named Executive Officers, the target annual incentives for fiscal 2007 were as follows:

Named Executive Officer	Target Bonus Incentive as a % of Base Salary
Mr. Gilman	70%[a]
Mr. Dunn	70%
Mr. Blade	40%
Mr. Schiller	40%
Mr. Reinwald	40%
Mr. Geiger	30%
Mr. Walker	40%

a Mr. Gilman was not eligible for the Bonus Plan until August 2007, when he became Interim President and Chief Executive Officer. Had the Company met the thresholds for paying a bonus in fiscal 2007 he would have received a payment based on the 70% opportunity for the pro rata portion of the fiscal year in which he served in that role.

To arrive at a payout number under the Incentive Bonus Plan, the target bonus opportunity for each participant is multiplied by a formula based on our performance as determined by targets for objective performance and measures and individual performance goals. In fiscal 2007 the corporate performance measures were growth in earnings before interest and taxes ("EBIT") and same store sales over the prior year. Individual performance was based on the successful completion of defined projects during the fiscal year. The individual performance modifier may result in further modification of the payout, since any upward adjustment for one participant must be offset by downward adjustments for others. The formula used to compute bonus payouts is set forth below:

Target Bonus Amount	X	Corporate Performance Modifier (0% - 250%)	X	Individual Performance Modifier (75% -125%)

After the end of the fiscal year, the Compensation Committee evaluates the Company's performance against the specific targets set at the beginning of the year and modifies the bonus payout to 0% to 250% of the target. For fiscal 2007, the targets for growth in EBIT and same store sales were as follows:

Factors	Threshold(0%)	Target(100%)	Maximum(250%)
Same Store Sales	-1.4%	.6%	2.6%
EBIT	$52.4M	$55.2M	$61M

In fiscal 2007, we did not achieve the targets at the threshold level for either the Same Store Sales or EBIT performance measures. Consequently, we made no payments under the Incentive Bonus Plan to any participant in fiscal 2007.

Long-Term Incentives

Equity-based incentives area significant element of total executive officer compensation, as we believe these forms of compensation align the interests of executives with those of our shareholders for periods greater than the single year focus of the Incentive Bonus Plan. They also encourage retention of employees. These equity-based incentives consist of stock options and restricted stock.

In making equity-based awards, the Compensation Committee also considers the executive's level of responsibility, prior experience, internal equity, retention concerns, individual performance, and market data for the particular position. The committee uses the value of these incentives as determined by accounting principles to provide targetedtotal compensation at the levels discussed above. If our shareholder returns exceed industry averages, our executives' compensation will likewise exceed industry averages. Likewise, if the shareholders do not realize competitive returns on their investments, our executives' compensation will fall below the industry average.

Stock Options

Stock options reward the recipient for the increase in our stock price during the holding period. Options represent the high-risk and potential high-return component of our total long-term incentive program, as the potential value of each option can fall to zero if the price of our stock is lower than the exercise price when the options expire.

The size of stock option grants for executive officers is based primarily on the target dollar value of the award, translated into a number of option shares based on the estimated economic value of the award, as determined using the Black-Scholes option pricing formula. As a result, the number of shares underlying stock option awards will typically vary from year to year, as it is dependent on the price of our stock. Subject to limits imposed by Section 422 of the Code, options granted to all employees are incentive stock options.

In February 2007, the Compensation Committee approved annual grants of stock options to each of the Named Executive Officers. These options had an exercise price equal to the fair market value of our stock on the date of grant. They were granted under the 2006 Employee Stock Option Plan, which was approved by shareholders in February 2006. These options vest over four years, at a rate of 25% per year, beginning on the first anniversary of the grant. They expire ten years from the date of grant.

Stock options granted prior to February 2006 vest over a four year period, at a rate of 20% per year beginning on the date of grant. These options expire five years from the date of grant and contain a reload option feature. Reload options represent an option to purchase the same number of shares of our stock that were used by the grantee to pay the exercise price of any original option. We do not grant additional reload options upon the exercise of a reload option.

In the event of the death of an option recipient then his/her estate may exercise the option in full at any time prior to its expiration. In the event of an option recipient's retirement, he/she may exercise any vested options within three months from the date of retirement. Should an option recipient's employment end as a result of a disability, then he/she would be able to exercise the options as if the recipient had remained with the Company through: (i) cessation of payments under a disability pay plan of the Company, (ii) the recipient's death, or (iii) the recipient's 65 th birthday.

We do not backdate options or grant options or other equity awards retroactively. In addition, we do not purposely schedule option awards or other equity grants prior to the disclosure of favorable information or after the announcement of unfavorable information. In general, equity-based incentive awards are made during the February Board meeting, with mid-year grants limited to newly hired or promoted employees.

Restricted Stock

Restricted stock awards provide the recipient with shares of our stock, which the recipient may vote and for which he may receive dividends during the vesting period. The recipient may not transfer or assign the restricted shares for a period of three years after the date of grant, however, and if the recipient ceases to be our employee for any reason other than death, disability or retirement during that period the shares will be forfeited. If the recipient ceases being our employee during the vesting period as a result of retirement, death or disability then the recipient (or his/her estate) will receive a *pro rata* amount of shares reflective of the percent of the vesting period during which the recipient was employed.

Each award of restricted stock is issued in conjunction with a book unit. A book unit has a vesting schedule concurrent with the associated share of restricted stock. It provides for a cash payment at the end of the three-year vesting period equal to: (i) the aggregate of our earnings per share over the vesting period and (ii) any dividends paid over the vesting period. The cash provided by the book units is typically used by the recipient of restricted stock to pay the tax obligation that he/she incurs upon its vesting.

Perquisites and Benefits

Perquisites provided to executive officers include: (i) reimbursement for medical expenses of up to $3,500 annually, (ii) amounts we pay to group life insurance premiums for coverage in excess of $50,000, (iii) matching contributions we make under the 401(k) Plan and Deferred Compensation Plan, which equal 50% of up to 6% of total cash compensation deferred into these plans, (iv) personal use of a company car, (v) 75% of the cost of preparing tax returns, and (vi) amounts incurred for travel for service on charitable boards. See footnotes to the Summary Compensation Table below for the perquisites provided to each Named Executive Officer in fiscal 2007.

Our executive officers receive the same benefits provided to all employees. They include: 401(k) and deferred compensation plan, life insurance equal to their annual salary, group medical & dental plans, short- and long-term disability insurance, and a lunch discount of 50% at Steak n Shake restaurants on work days.

Employment Agreements, Severance, and Change-in-Control Arrangements

Change in Control Agreements

In fiscal 2007, the Compensation Committee approvedagreements with certain executive officers, including the Named Executive Officers, that provide for benefits in the event we experience a change in control (the "CIC Agreements"). In evaluating the terms of the CIC Agreements the Compensation Committee obtained benchmarking information from its compensation consultant, considered which individuals were vital to retain during any period of uncertainty, and evaluated the potential costs and benefits of the CIC Agreements. All of the Named Executive Officers except Mr. Gilman received a CIC Agreement in fiscal 2007. Mr. Reinwald received a CIC agreement that does not provide for the "stay payment" described below.

The primary terms of the CIC Agreements are provided below:

∑ *Stay Payment.* On the date of a Change in Control the CIC Agreements provide that Messrs. Blade, Schiller and Geiger will receive an immediate payment equal to 30% of their base salary.

∑ *Termination Following Change in Control.* In the event that the employment of the recipient of a CIC Agreement is terminated withinone year ofa change in control without"cause" by us or"good reason" by the employee, they will receive: (a) a severance payment equal to one year of their base salary, (b) coverage under the group medical plan for one year, (c) use of their Company-provided car for up to 60 days, (d) payment of a pro rata amount of the bonus to which they would have been entitled had they been employed through the applicable bonus computation period, and (e) reimbursement of up to $15,000 for outplacement services.

∑ *Executive's Obligations.* Prior to obtaining any benefits under a CIC Agreement, the recipient must waive any claims against us. We may recover any benefits paid under the CIC Agreements if the recipient breaches any of his obligations under the CIC Agreement.

Other Severance Agreements

At the inception of their employment, we agreed to pay Mr. Blade and Mr. Schiller a specified percentage of their base salary in the event we terminate their employment for any reason that would not disqualify them from obtaining unemployment compensation benefits under Indiana law. In the event of such a termination, both Mr. Blade and Mr. Schiller would receive 10 months of base salary ($254,904 for Mr. Blade and $212,420 for Mr. Schiller at their current salaries) and reimbursement for up to ten (10) months of outplacement services. These obligations would be superseded by the CIC Agreements in the event of a termination within one year of a change in control that would trigger the CIC severance benefits. At the inception of his employment we agreed to pay Mr. Gilman nine months of his salary in the event his employment is terminated for any reason except for retirement or commission of a crime. He has indicated that the salary that should be applicable to this separation agreement is that which was last in effect while he was Chief Executive Officer, $500,000, as opposed to his current, temporary salary of $600,000.

Effect of a Change in Control, Death, Disability or Retirement on Equity Grants

A description of the impact of death, disability or retirement on vesting or exercise of options or restricted stock is under the "Long-Term Incentives" section.

All restricted stock plans and the 2006 Steak n Shake Employee Stock Option Plan contain provisions that accelerate the vesting of the awards upon a change in control. Options granted under prior stock option plans may be accelerated upon a change in control at the discretion of the Board of Directors.

The number of unvested shares that would vest on a change in control, and the value of those shares as of the end of the fiscal year, is set forth in the table below entitled "Outstanding Stock and Option Awards" under the column entitled "Shares or Units of Stock that Have Not Vested."

Deductibility Cap on Executive Compensation

Section 162(m) of the Code prohibits publicly-held companies from taking a tax deduction for certain compensation paid in excess of $1 million to any of the five most highly compensated employees. Performance-based compensation remains deductible. To qualify as performance-based compensation, the program under which it is provided must be approved by shareholders and meet other requirements. Our policy is, where feasible, to attempt to qualify our compensation plans for full deductibility. Pursuant to that policy, we have taken steps to qualify compensation under the 2006 Incentive Bonus Plan and all stock option plans as "performance-based compensation."

We may make payments that are not fully deductible if, in the judgment of the Compensation Committee, such payments are otherwise necessary to achieve compensation objectives. In fiscal 2007, we did not pay compensation that was not deductible under Section 162(m).

Summary Compensation Information

The following table shows the compensation paid to the two individuals who served as Chief Executive Officer during fiscal 2007, the Chief Financial Officer, the other three most highly compensated executive officers and a former executive officer who would have been among the three most highly compensated employees had he been employed at the end of fiscal 2007 (the "Named Executive Officers") in fiscal 2007:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary	Stock Awards[a]	Option Awards[b]	All Other Compensation	Total
Alan Gilman,Chairman, Interim President and Chief Executive Officer	2007	$331,731[d]	$ 12,903	$ 308,078	$ 26,547	**$ 679,259**
Peter Dunn, Former President and Chief Executive Officer	2007	$600,000	$ 376,863[c]	$ 144,968[c]	$ 675,998[f]	**$1,797,829**
Jeff Blade, EVP, Chief Financial Officer, Chief Administrative Officer	2007	$305,885	$ 163,536	$ 85,341	$ 18,250	**$ 573,012**
Steven Schiller, SVP, Chief Marketing Officer	2007	$254,903	$ 122,320	$ 45,271	$ 17,780	**$ 440,274**
Gary Reinwald, EVP, Development	2007	$191,490	$ 92,099	$ 200,328	$ 12,034	**$ 495,951**
Duane Geiger, Vice President, Controller	2007	$185,596	$ 74,426	$ 48,910	$ 15,455	**$ 324,387**
Gary Walker, Former Senior Vice President, Operations Support	2007	$243,692	$ 127,617[h]	$ 120,331[h]	$ 257,859	**$ 749,499[g]**

a. Represents the dollar amount of equity compensation cost recognized for financial reporting purposes with respect to stock awards in fiscal 2007, computed in accordance with SFAS 123(R), excluding the impact of estimated forfeitures for service-based vesting conditions, as follows:

Name	Date of Grant	Number of Shares	Fiscal 2007 Expense ($)
Mr. Gilman	8/17/2007	17,000	12,903
Total			$ 12,903
Mr. Dunn	10/4/04	20,000	116,667
	10/3/05	20,000	111,692
	2/8/06	17,500	94,069
	2/6/07	17,000	54,435
Total			$ 376,863
Mr. Blade	3/15/04	8,500	25,199
	9/14/05	3,000	19,750
	2/8/06	12,000	69,880
	2/6/07	13,400	48,707
Total			$ 163,536
Mr. Schiller	5/11/05	8,000	50,293
	2/8/06	7,500	43,675
	2/6/07	7,800	28,352
Total			$ 122,320
Mr. Reinwald	10/4/04	9,000	52,500
	2/8/06	6,800	39,599
	8/14/07	8,000	—
Total			$ 92,099
Mr. Geiger	10/4/04	5,500	32,083
	2/8/06	4,400	25,623
	2/6/07	4,600	16,720
Total			$ 74,426
Mr. Walker	10/4/04	7,000	37,692
	9/14/05	1,500	9,115
	2/8/06	10,300	55,366
	2/6/07	8,000	25,444
Total			$ 127,617

See Note 15 of Notes to Consolidated Financial Statements included in Part II, Item 8 of the Original Filing for a description of the assumptions made in the valuation. The actual value realized by the Named Executive Officer with respect to stock awards will depend on the market value of our stock on the date the restricted stock vests, as well as the date on which the stock is subsequently sold. As explained below, we will not report the expense shown for the stock awards held by Messrs. Dunn and Walker as those awards were forfeited upon their separation from employment.

b. *Represents the dollar amount of equity compensation cost recognized for financial reporting purposes with respect to nonqualified stock option awards in fiscal 2007, computed in accordance with SFAS 123(R), excluding the impact of estimated forfeitures for service-based vesting conditions, as follows:*

Name	Date of Grant	Number of Shares Underlying Options	Fiscal 2007 Expense ($)
Mr. Gilman	8/4/04	25,000	17,197
	9/14/05	25,000	32,780
	5/8/07	5,000	2,388
	5/15/2007	23,787	92,867
	8/17/2007	26,900	162,846
Total			$ 308,078
Mr. Dunn	10/1/03	20,000	5,418
	8/4/04	25,000	17,197
	9/14/05	25,000	32,780
	2/8/06	30,000	49,021
	2/7/07	26,900	40,552
Total			$ 144,968
Mr. Blade	3/15/04	12,000	6,773
	9/14/05	16,500	21,635
	2/8/06	20,200	33,007
	2/6/07	21,300	23,926
Total			$ 85,341
Mr. Schiller	5/11/05	10,000	10,702
	2/8/06	12,700	20,752
	2/6/07	12,300	13,817
Total			$ 45,271
Mr. Reinwald	8/4/04	16,000	11,006
	9/14/05	7,400	9,703
	2/8/06	11,500	18,791
	9/29/06	9,225	41,259
	2/19/07	13,504	62,958
	8/15/07	10,000	56,611
Total			$ 200,328
Mr. Geiger	8/4/04	7,500	5,159
	9/14/05	4,000	5,245
	2/8/06	7,500	12,255
	9/29/06	4,036	18,051
	2/6/07	7,300	8,200
			$ 48,910
Mr. Walker	8/4/04	11,000	7,567
	9/14/05	12,500	16,390
	2/8/06	17,300	28,269
	9/29/06	2,536	11,342
	2/16/07	9,315	43,283
	2/6/07	12,000	13,480
Total			$ 120,331

See Note 15 of Notes to Consolidated Financial Statements included in Part II, Item 8 of the Original Filing for a description of the assumptions made in the valuation. The actual value realized by the Named Executive Officer with respect to option awards will depend on the difference between the market value of our stock on the date the option is exercised and the exercise price.

c. The type and amount of the components of the figures in the "All Other Compensation" column above are detailed below:

	Mr. Gilman	***Mr. Dunn***	***Mr. Blade***	***Mr. Schiller***	***Mr. Reinwald***	***Mr. Geiger***	***Mr. Walker***
401(k) matching contributions	*$ 2,661*	*$ 3,375*	*$ 1,074*	*$ 1,264*	*$ 2,668*	*$ 882*	*$ 1,071*
Nonqualified Deferred Compensation Plan matching contributions	*$ 7,291*	*$14,625*	*$ 8,103*	*$ 6,383*	*$ 3,021*	*$ 4,640*	*$ 6,000*
Excess life insurance	*$ 4,302*	*$ 759*	*$ 461*	*$ 246*	*$ 725*	*$ 223*	*$ 342*
Travel to charitable board meetings	*$ 3,942*	*$ 1,353*	—	—	—	—	—
Tax preparation	*$ 1,075*	*$ 2,000*	—	—	*$ 713*	—	—
Automobile expenses – personal use	*$ 3,776*	*$10,386*	*$ 5,112*	*$ 6,387*	*$ 1,407*	*$ 6,210*	*$ 6,946*
Executive Medical Reimbursement Plan	*$ 3,500*	*$ 3,500*	*$ 3,500*	*$ 3,500*	*$ 3,500*	*$ 3,500*	*$ 3,500*

d. Mr. Gilman's salary was reduced from $500,000 per year to $150,000 per year effective February 6, 2007 when he assumed the role of Non-executive Chairman. His salary was increased to $600,000 on August 13, 2007 when he assumed the role of Interim President and Chief Executive Officer.

e. Mr. Dunn forfeited all equity awards which vested after October 5, 2007, the effective date of his resignation. The specific awards that were forfeited are set forth below:

Restricted Stock

Grant Date	*Number of shares*
10/4/04	*7,000*
9/14/05	*1,500*
2/8/06	*10,300*
2/6/07	*8,000*

Stock Options

Grant Date	*Number of Options*
10/1/03	*20,000*
8/4/04	*25,000*
9/14/05	*25,000*
2/8/06	*30,000*
2/6/07	*26,900*

As a result of the forfeiture, we will not report the amount of equity compensation costs shown for these awards in the Summary Compensation Table.

f. This includes the items listed in footnote c above as well as $40,000 in outplacement assistance and $600,000 in severance payments.

g. This includes the items listed in footnote c above as well as $240,000 in severance payments.

h. Mr. Walker forfeited all equity awards which vested after September 19, 2007, the date his separation. The specific awards that were forfeited are set forth below:

Restricted Stock

Grant Date	*Number of shares*
10/3/05	*20,000*
2/8/06	*17,500*
2/6/07	*17,000*

Stock Options

Grant Date	*Number of Options*
8/4/04	*11,000*
9/14/05	*12,500*
2/8/06	*17,300*
9/29/06	*2,536*
2/16/07	*9,315*
2/6/07	*12,000*

As a result of the forfeiture, we will not report the amount of equity compensation costs shown for these awards in the Summary Compensation Table.

Plan-Based Award Grants

The following table sets forth specific information regarding all grants from equity and non-equity plans in fiscal 2007.

GRANTS OF PLAN-BASED AWARDS

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [a]						
Name	Grant Date	Threshold	Target	Max	All Other Stock Awards: Number of Shares of Stock or Units [d]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Option Awards ($) [g]
Mr. Gilman	11/7/2006	$0	$420,000	$1,050,000				
	5/8/2007					5,000 [b]	$16.51	$24,168
	5/15/2007					23,787 [c]	$15.87	$92,867
	8/17/2007					26,900 [c]	$14.80	$162,846
	8/17/2007				17,000			$251,600
Mr. Dunn [f]	11/7/2006	$0	$420,000	$1,050,000				
	2/6/2007				17,000			$303,280
	2/6/2007					26,900 [c]	$17.72	$187,553
Mr. Blade	11/7/2006	$0	$123,600	$309,000				
	2/6/2007				13,400			$237,448
	2/6/2007					21,300 [c]	$17.72	$147,609
Mr. Schiller	11/7/2006	$0	$103,000	$257,000				
	2/6/2007				7,800			$138,216
	2/6/2007					12,300 [c]	$17.72	$85,239
Mr. Reinwald	11/7/2006	$0	$104,000	$260,000				
	2/9/2007					13,504 [c]	$17.89	$62,958
	8/14/2007					10,000 [c]	$13.84	$56,611
	8/14/2007				8,000			$110,720
	9/29/2007					9,225 [c]	$17.17	$41,236
Mr. Geiger	11/7/2006	$0	$56,250	$140,625				
	2/6/2007				4,600			$81,512
	2/6/2007					7,300 [c]	$17.72	$50,589
	5/11/2007					6,982 [c]	$16.22	$18,041
Mr. Walker [h]	11/7/2006	$0	$96,000	$240,000				
	9/29/06					2,536 [c]	$17.17	$11,336
	2/6/07				8,000			$110,720
	2/6/07					12,000 [c]	$17.72	$83,160
	2/16/07					9,315 [c]	$17.83	$43,315

a. Because we did not achieve either the threshold for same store sales growth or EBIT, no annual incentive payouts were made for fiscal 2007. See "Compensation Discussion and Analysis – Components of Total Compensation – Annual Incentive Bonus"

b. These awards were made to Mr. Gilman in his capacity as a member of the Board of Directors prior to his becoming an executive officer. These awards vest over four years at a rate of 20% per year beginning on the date of grant and expire five years after the date of grant. So long as he is an executive officer he will not receive additional compensation for serving on the Board of Directors.

c. These are reload options, which were granted pursuant to the 1997 Employee Stock Option Plan in an amount equal to the number of shares used to pay the exercise price of the underlying stock options. Reload options vest immediately and expire five years from the date of grant. Beginning in February 2006, we ceased issuing options with a reload feature.

d. Represents restricted stock that vests three years after the date of grant. See "Compensation Discussion and Analysis –Equity Incentives – Restricted Stock and Book Units" for further information regarding these shares, the associated book units and the treatment of these shares in the event of death, disability or retirement.

e. These options have an exercise price equal to the closing price of a share of our common stock on the New York Stock Exchange on the day preceding the date of grant. These options vest and become exercisable over four years, at a rate of 25% per year, beginning on the first anniversary of the date of grant. See "Compensation Discussion and Analysis– Equity Incentives – Stock Options" above for further information regarding these options.

f. All equity grants to Mr. Dunn were forfeited on October 5, 2007 when he left the Company.

g. Amounts represent the grant date fair value of stock options and restricted stock granted to each Named Executive Officer in fiscal 2007. For a discussion of the assumptions made in the valuation, see Note 15 of Notes to Consolidated Financial Statements included in Part II, Item 8 of the Original Filing.

h. All equity grants to Mr. Walker were forfeited on September 19, 2007 when he left the Company.

The following table sets forth certain information about outstanding option and stock awards held by the Named Executive Officers as of the end of fiscal 2007.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

	Option Awards				Stock Awards			
	Unexercised Options				Equity Incentive Plan Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested [g]	Number of Unearned Shares, Units or Other That Have Not Vested	Market Or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Mr. Gilman	27,500[c]		14.14	4/29/2008				
	27,500[c]		16.25	5/6/2009				
	10,000[b]		14.93	7/2/2008				
	7,877[e]		18.85	1/12/2009				
	20,000[b]	5,000	17.14	8/4/2009				
	15,000[b]	10,000	19.75	9/14/2010				
	6,250[d]	18,750	17.47	2/8/2016				
	23,787[e]		15.87	5/15/2012				
	0[d]	26,900	14.80	8/17/2017				
					17,000	$259,590		
	1,000[f]	4,000	16.51	5/8/2012				
Mr. Dunn[b]					20,000	$305,400		
Mr. Blade	9,600[b]	2,400	19.27	3/15/2009				
	9,900[b]	6,600	19.75	9/14/2010				
	5,050[d]	15,150	17.47	2/8/2016				
	0[d]	23,000	17.72	2/6/2017				
					3,000	$45,810		
					12,000	$183,240		
					13,400			
Mr. Schiller					8,000	$122,160		
					7,500	$114,525		
					7,800	$119,106		
	6,000[b]	4,000	18.86	5/11/2010				
	3,175[d]	9,525	17.47	2/8/2016				
	0[d]	12,300	17.72	2/6/2017				
Mr. Reinwald					6,800	$103,836		
					8,000	$122,160		
	11,000[c]		14.14	4/29/2008				
	11,000[c]		16.25	5/6/2009				
	12,800[b]	3,200	17.14	8/4/2009				
	4,440[b]	2,960	19.75	9/14/2010				
	2,875[d]	8625	17.47	2/8/1016				
	9,225[e]		17.17	9/29/2011				
	13,504[e]		17.89	2/10/2012				
	0[d]	10,000	13.84	8/15/1017				
Mr. Geiger	1,875[d]	5,625	17.47	2/8/2016	4400	$67,188		
	3,438[c]		14.14	4/29/2008				
	3,300[c]		16.25	5/6/2009				
	1,339[e]		15.52	10/11/2008				
	6,000[b]	1,500	17.14	8/4/2009				
	2,400[b]	1,600	19.75	9/14/2010				
	0[d]	7,300	17.72	2/6/2017	4600	$70,242		
Mr. Walker	N/A							

a. Market value is computed based on a price of $15.27, which was the closing price of our common stock on the last day of fiscal 2007.

b. These options vest at a rate of 20% per year, beginning on the date of grant and expire five years from the date of grant; they also contain a reload feature.

c. These options vested at a rate of 20% per year and expire ten years from the date of grant; they also contain a reload feature.

d. These options vest at a rate of 25% per year beginning on the first anniversary of the date of grant and expire ten years from the date of grant; they do not contain a reload feature.

e. These are "reload" options which were granted pursuant to the 1997 Employee Stock Option Plan. Reload options are granted in an amount equal to the number of shares used to pay the exercise price on the underlying stock options. They are vested immediately and expire five years from date of grant. Beginning in February 2006 we ceased issuing options with a reload feature.

f. These awards were made to Mr. Gilman in his capacity as a member of the Board of Directors prior to his becoming an executive officer. These options vest at a rate of 20% per year beginning on the date of grant. As long as he remains an executive officer, he will not receive additional compensation for serving on the Board of Directors.

g. All restricted stock grants have a three-year cliff vesting period and are granted with an equal amount of book units. See "Compensation Discussion and Analysis – Restricted Stock and Book Units" for additional information regarding these shares.

h. Mr. Dunn forfeited all other equity awards that vested after the effective date of his resignation.

Award Exercise and Vesting

The following table sets forth the number of options exercised in fiscal 2007, along with the value received as a result of the exercise. It also shows the number of shares of restricted stock that vested during the year, with concurrent vesting of book units, and the resulting value realized by the Named Executive Officer.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized upon Exercise [a]	Number of Shares Acquired on Vesting	Value Realized on Vesting [b]
Mr. Gilman	41,681	$112,004	12,500	$248,625
Mr. Dunn	—	—	20,000	$397,800
Mr. Blade	—	—	8,500	$170,170
Mr. Geiger	7,500	—	4,000	$79,560
Mr. Schiller	—	—	—	—
Mr. Reinwald	32,000	$160,320	9,000	$179,010
Mr. Walker	15,400	$61,226	7,000	$139,230

a. *This amount reflects the difference between the exercise price and the closing price on the date of exercise. The exercise price of Mr. Geiger's options was slightly above the fair value on the date of the exercise of the option, as he exercised the options to receive the reload associated with them.*

b. *Mr. Blade's stock awards vested on March 15, 2007; all others vested on October 1, 2006. The amount in this column includes the value of the restricted stock on the date of vesting, based on the closing price of our common stock which on both dates was $16.89, and the value of book units which vested in conjunction with the shares of restricted stock. The book units associated with Mr. Blade's shares were $3.13; the remainder of the book units were valued at $3.00 each.*

Retirement Benefits

We maintain two plans that provide retirement income to all eligible employees, including the Named Executive Officers:

401(k) Plan

The 401(k) Plan is available to all qualified Associates, including the Named Executive Officers. We match participant contributions in an amount equal to 50% of each participant's voluntary contributions to the 401(k) Plan of up to 6% of the participant's total cash compensation. Participant contributions may consist of salary or cash compensation from the 2006 Incentive Bonus Plan. Matching contributions vest over the first six years of employment at a rate of 20% per year,beginning on the second anniversary of a participant's employment. Participants may invest their contributions and the matching contributions in a variety of investment options provided by Fidelity Investments and their partner funds. The Named Executive Officers and other "highly compensated employees" are limited to contributing 1% of their cash compensation to the 401(k) Plan.

Deferred Compensation Plan

The Deferred Compensation Plan is available to all highly compensated employees including the Named Executive Officers. Investment options offered under the Deferred Compensation Plan are identical to those offered in the 401(k) Plan. Before a Participant may make contributions under the Deferred Compensation Plan, the participant must first contribute 1% of their earnings to the 401(k) Plan. We will match Participant contributions in the amount of 50% of the aggregate deferrals into both plans, up to 6% of the Participant's cash compensation. Deferrals under both plans are limited to 20% of the aggregate of a participant's salary and annual incentive bonus, which means that as a result of the 1% of compensation deferred to the 401(k) Plan, the most a participant may defer to the Deferred Compensation Plan is 19% of total cash compensation. Matching contributions under the Deferred Compensation Plan vest over the first six years of employment, at a rate of 20% per year beginning on the second anniversary of employment. A participant's account balance will be distributedat a time directed by the participant at the time the deferrals are made. Participants may elect that distributions be made in a lump sum or in equal annual installments over a period of up to ten (10) years. Withdrawals from the Deferred Compensation Plan are limited to the withdrawal of Participant contributions in cases of financial hardship.

The following table describes the contributions, earnings, and balance at the end of Fiscal 2007 for each of the Named Executive Officers who participate in the Deferred Compensation Plan.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last Fiscal Year[a]	Company Contributions in Last Fiscal Year[b]	Aggregate Earnings in Last Fiscal Year	Aggregate Balance at Last Fiscal Year-end[c]
Mr. Gilman	$ 33,173	$ 7,291	$ 29,173	$ 259,370
Mr. Dunn	$ 49,615	$ 14,625	$ 22,145	$ 266,275
Mr. Blade	$ 58,118	$ 8,103	$ 29,528	$ 256,385
Mr. Schiller	$ 15,294	$ 6,383	$ 12,150	$ 66,427
Mr. Reinwald	$ 13,660	$ 3,021	$ 23,659	$ 137,209
Mr. Geiger	$ 9,280	$ 4,640	$ 4,720	$ 44,747
Mr. Walker	$ 12,000	$ 6,000	$ 17,696	$ 128,801

a. *The amounts in this column are also included in the Summary Compensation Table in the "Salary" column.*

b. *The amounts in this column are also included in the Summary Compensation Table in the "All Other Compensation" column.*

c. *The following amounts were included in this or prior years' summary compensation tables: Mr. Gilman ($210,792), Mr. Dunn ($231,076), Mr. Blade ($211,680), Mr. Schiller ($51,152), Mr. Reinwald ($100,719), Mr. Geiger ($38,071), Mr. Walker ($103,729).*

Potential Payments Upon Termination of Employment

As discussed above in "Compensation Discussion and Analysis – Employment Agreements, Severance and Change-in-Control Arrangements," some of our equity awards accelerate upon a change in control or upon the retirement, death or disability of the holder. Also, some of the Named Executive Officers have agreements that would provide them with benefits upon the occurrence of one or more of these events. The following table sets forth, for each of the Named Executive Officers other than Messrs. Dunn and Walker, the aggregate value that the individual would receive as a result of any of the foregoing events if they had occurred on September 26, 2007. For amounts that were paid, or are payable, to Messrs. Dunn and Walker in connection with their termination of employment, see the "All Other Compensation" column of the Summary Compensation Table.

	Resignation	Death, Disability or Retirement	Termination[a]	Change in Control[b]	Qualifying Termination Within One Year of a Change in Control[c]
Mr. Gilman					
Restricted Stock[e]	--	8,061	--	260,440	--
Stock Options[d]	--	--	--	47,118	--
Severance Payment (non-CIC)[h]	--	--	345,000	--	--
Mr. Blade					
Restricted Stock[e]	--	192,751	--	589,177	--
Stay Payment[f]	--	--	--	92,700	--
Severance Payment (CIC)[g]	--	--	--	--	309,000
Severance Payment (non-CIC)[h]	--	--	254,904	--	--
Health Care Coverage[i]	--	--	--	--	11,365
Company Car[j]	--	--	--	--	1,625
Outplacement Services[k]	--	--	--	--	15,000
Mr. Schiller					
Restricted Stock[e]	--	114,405	--	383,199	--
Stay Payment[f]	--	--	--	76,200	--
Severance Payment (CIC)[g]	--	--	--	--	254,000
Severance Payment (non-CIC)[h]	--	--	212,420	--	--
Health Care Coverage[i]	--	--	--	--	9,828
Company Car[j]	--	--	--	--	1,775
Outplacement Services[k]	--	--	--	--	15,000
Mr. Reinwald					
Restricted Stock[e]	--	227,640	--	399,258	--
Stock Options[d]	--	--	--	26,730	--
Severance Payment (CIC)[g]	--	--	--	--	260,000
Health Care Coverage[i]	--	--	--	--	7,948
Company Car[j]	--	--	--	--	1,566
Outplacement Services[k]	--	--	--	--	15,000
Mr. Geiger					
Restricted Stock[e]	--	153,923	--	244,567	--
Stock Options[d]	--	--	--	3,884	--
Stay Payment[f]	--	--	--	56,250	--
Severance Payment (CIC)[g]	--	--	--	--	187,500
Health Care Coverage[i]	--	--	--	--	11,365
Company Car[j]	--	--	--	--	1,481
Outplacement Services[k]	--	--	--	--	15,000

a. Amounts in this column exclude payments made upon or following a change in control.

b. Amounts in this column reflect payments or acceleration of benefits upon a change in control without termination of employment.

c. Amounts in this column are payable only if the Named Executive Officer is terminated by us without cause or if the Named Executive Officer leaves for good reason within one year following a change in control.

d. Reflects the excess of the closing price of $15.27 for our stock on the last day of fiscal 2007, over the exercise price of outstanding options currently vested and any unvested stock options, the vesting of which would accelerate as a result of the Named Executive Officer's termination of employment on September 26, 2007 as a result of the specified termination event, multiplied by the number of shares of our stock underlying the stock options.

e. Reflects the closing price of $15.27 for our stock on the last day of fiscal 2007, multiplied by the number of shares of restricted stock that would vest as a result of the Named Executive Officer's termination of employment on September 26, 2007 as a result of the specified termination event, plus the value of accrued book units through September 26, 2007.

f. Reflects the payment of 30% of the Named Executive Officer's salary immediately upon a change in control.

g. Amounts represent one year of salary payable to the Named Executive Officers.

h. Amounts represent 10 months of salary payable to Messrs. Blade and Schiller under their severance agreements. They would also be entitled to reimbursement for up to 10 months of outplacement services. Mr. Gilman's amount represents nine months of salary payable under his severance agreement; he has indicated it should be applicable to his prior salary of $500,000 and would not apply it to the current $600,000 salary.

i. Amounts represent one year of coverage under our group medical plans at the level currently elected by the individual.

j. Amounts represent the use of the Named Executive Officer's company car for up to 60 days after termination of employment.

k. Reflects the maximum amount of outplacement services for which the Named Executive Officer may be reimbursed by us.

COMPENSATION OF DIRECTORS

We compensate non-employee directors with annual cash retainers, cash meeting attendance fees and grants of stock options and restricted stock, as well as reimbursement of certain expenses as explained in this section. With the exception of the Chairmen of the Audit, Compensation and Nominating/Corporate Governance Committees, (whose retainers are summarized below) we paid retainers of $22,000 for fiscal 2007. Meeting fees for non-employee directors were set as follows:

∑ $3,500 for each in-person Board meeting attended;

∑ $1,250 for each Committee meeting attended that was not held in conjunction with a Board meeting;

∑ $1,000 for meetings, travel and interviews with candidates for Board positions;

∑ $500 for each Committee meeting attended that was held in conjunction with a Board of Directors' meeting; and

∑ $500 for any meeting (Board or Committee) held telephonically.

The Chairman of the Audit Committee receives an annual retainer of $42,000. The Chairman of the Executive Committee and Lead Outside Director receives a retainer of $47,000. The Chairman of the Compensation Committee receives an annual retainer of $37,000. The Chairman of the Nominating/Corporate Governance Committee receives an annual retainer of $37,000. Because directors who are employees are not paid for their services on the Board, Messrs. Gilman and Kelley do not receive compensation for their Board service.

In addition, the ordinary and necessary expenses the members of the Board of Directors incurred in attending board and committee meetings are reimbursed by us. All non-employee directors are also eligible to participate in our medical reimbursement plan, which provides reimbursement for unreimbursed medical bills in an amount of up to $3,500 per year, which amount is increased or "grossed up" in an amount equal to the estimated taxes payable by the directors for this benefit. Finally, all non-employee directors are entitled to reimbursement of 75% of the cost of their personal tax preparation, up to a maximum reimbursable amount of $1,000.

In addition to the foregoing payments, directors may participate in the Nonqualified Deferred Compensation Plan. There are no matching payments made to Directors under the Nonqualified Deferred Compensation Plan and no guaranteed return is offered. Instead, it provides directors with an opportunity to defer the receipt of retainer and/or meeting fees and obtain them at a later date together with the gains or losses associated with investments against which they choose to track their accounts.

The chart below shows the compensation received by our directors during fiscal 2007.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Stock Awards a	Stock Option Awards b	Change in Pension Value and Nonqualified Deferred Compensation Plan Earnings	All Other Compensation c	Total
Geoffrey Ballotti	$ 24,916	$ 2,591	$ 5,330		$ 3,500	**$ 36,337**
Ruth J. Person	$ 51,083		$ 18,327	$ 66	$ 5,259	**$ 74,735**
J. Fred Risk	$ 61,000		$ 18,327	$ 445	$ 5,961	**$ 85,733**
John W. Ryan	$ 68,333		$ 18,327		$ 5,792	**$ 92,452**
Steven M. Schmidt	$ 49,083	$ 3,660	$ 21,271		$ 5,136	**$ 79,150**
Edward Wilhelm	$ 67,917	$ 3,660	$ 15,297		$ 4,727	**$ 91,601**
James Williamson, Jr.	$ 79,583		$ 18,327		$ 5,136	**$103,046**

a. *Represents the dollar amount of equity compensation cost recognized for financial reporting purposes with respect to grants of restricted stock under our Non-Employee Restricted Stock Plan in fiscal 2007, computed in accordance with SFAS 123(R). Messrs. Schmidt and Wilhelm received a grant of 1,000 shares of restricted stock each on February 6, 2007, the grant date fair value of which was $17,848. Mr. Ballotti received a grant of 1,000 shares of restricted stock on April 23, 2007, the grant date fair value of which was $16,840. These are all of the shares of restricted stock held by our directors.*

b. Represents the dollar amount of equity compensation cost recognized for financial reporting purposes with respect to grants of stock options under our Non-Employee Director Stock Option Plan in fiscal 2007, computed in accordance with SFAS 123(R), as follows:

Fiscal 2007 Expense for Stock Option Grants to Non-Employee Directors

Name	Grant Date	Number of Shares Underlying Option Grant	Fiscal 2007 Expense($)
Mr. Ballotti	4/20/07	5,000	2,739
Total			$ 2,739
Dr. Person	11/13/02	5,000	128
	11/12/03	5,000	1,925
	11/18/04	5,000	4,014
	11/8/05	5,000	7,823
	2/6/07	5,000	4,437
Total			$ 18,327
Mr. Risk	11/13/02	5,000	128
	11/12/03	5,000	1,925
	11/18/04	5,000	4,014
	11/8/05	5,000	7,823
	2/6/07	5,000	4,437
Total			$ 18,327
Dr. Ryan	11/13/02	5,000	128
	11/12/03	5,000	1,925
	11/18/04	5,000	4,014
	11/8/05	5,000	7,823
	2/6/07	5,000	4,437
Total			$ 18,327
Mr. Schmidt	5/11/05	5,000	5,351
	11/8/05	5,000	7,823
	2/6/07	5,000	4,437
Total			$ 17,611
Mr. Wilhelm	5/9/06	5,000	7,200
	2/6/07	5,000	4,437
Total			$ 11,637
Mr. Williamson	11/13/02	5,000	128
	11/12/03	5,000	1,925
	11/18/04	5,000	4,014
	11/8/05	5,000	7,823
	2/6/07	5,000	4,437
Total			$ 18,327

See Note 15 of Notes to Consolidated Financial Statements included in Part II, Item 8 of the Original Filing for a description of the assumptions made in the valuation.

Mr. Ballotti received a grant of 5,000 options on April 23, 2007, with a grant date fair value of $24,150. The other directors received a grant of 5,000 options each on February 6, 2007, with a grant date fair value of $27,350.

The preceding table sets forth the shares of our stock underlying unexercised stock options held by each of our non-employee directors as of September 26, 2007. In the aggregate that number is 130,000.

c. *This column includes the medical reimbursement plan ($3,500 per year), tax gross up for the medical reimbursement plan and reimbursement for tax preparation.*

We compensate our non-employee directors with equity-based awards, the value of which are tied to increases in the value of our common stock. We have had director stock option plans in place since 1990. These plans provide for non-discretionary grants of nonqualified stock options to our non-employee directors at a price equal to the fair market value of our common stock on the date of grant. Options granted prior to November 7, 2005 are exercisable at a rate of 20% on the date of grant and on each anniversary thereof until fully exercisable and expire five years from the date of grant. Options granted after November 7, 2005 are exercisable at a rate of 25% on the first anniversary of the grant and each year thereafter until fully vested. Finally, newly appointed or elected directors receive a grant of 1,000 shares of restricted stock. These shares have a three year restriction on transfer, and if a recipient ceases serving as a director for any reason other than death, disability or retirement during this period he/she will forfeit the stock.

REPORT OF THE COMPENSATION COMMITTEE

The compensation of the Company's executive officers is determined by the Compensation Committee of the Board of Directors, which is comprised of the persons identified below. We have reviewed and discussed with management the Compensation Discussion and Analysis that follows this report. Based on our review and discussions with management, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 26, 2007.

The foregoing report is respectfully submitted by the members of the Compensation Committee:

Geoff Ballotti, Chairman, Drs. Ruth J. Person and John W. Ryan and Messrs. Steven M. Schmidt and Edward W. Wilhelm.

Compensation Committee Interlocks and Insider Participation

In the past year Drs. Ruth J. Person and John W. Ryan and Messrs. Geoffrey Ballotti, Steven M. Schmidt, Edward W. Wilhelm and James Williamson, Jr. served on the Compensation Committee. Mr. Williamson was an officer of the Company from 1985 through 1991. During fiscal 2007:

- No member of the Compensation Committee served as a member of the compensation committee of another entity, one of whose executive officers served on the Company's compensation committee;
- None of the Company's executive officers served as a director of another entity, one of whose executive officers served on the compensation committee of the Company; and
- No executive officer of the Company served as a member of the compensation committee of another entity, one of whose executive officers served as a director of the Company.

ITEM 12.SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Ownership of Common Stock

The following table shows the number and percentage of outstanding shares of Common Stock beneficially owned as of January 21, 2008 by each person or entity known to be the beneficial owner of more than 5% of the Common Stock of the Company:

Name & Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
MSD Capital, L.P. MSD SBI, L.P. 645 Fifth Avenue, 21st Floor New York, NY 10022-5910	2,782,300(1)	9.8
Neuberger Berman, Inc. 605 Third Avenue New York, NY 10158	1,641,079(2)	5.8
Keeley Asset Management Corp. 401 South LaSalle St. Suite 1201 Chicago, IL 60605	2,095,043(3)	6.9
The Lion Fund, L.P. 9311 San Pedro Ave. Suite 1440 San Antonio, TX 78216	2,275,945(4)	7.4
HBK Master Fund, L.P. HBK Investments L.P. 300 Crescent Ct. Suite 700 Dallas, TX 75201	2,703,726(5)	9.5
Barclay's Global Investors, N.A. One International Place, 45th Floor Boston, MA 02110	1,426,646(6)	5.0

(1) This information was supplied on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2007. MSD Capital, L.P. and MSD SBI, L.P. share voting and investment power over the reported shares.

(2) This information was supplied on a Schedule 13G filed with the Securities and Exchange Commission on February 13, 2007. Neuberger Berman, Inc., Neuberger Berman Management, Inc. and Neuberger Berman, LLC share voting power over the shares.

(3) This information was supplied on a Schedule 13G/A filed with the Securities and Exchange Commission on February 1, 2007.

(4) This information was supplied on a Schedule 13D/A filed with the Securities and Exchange Commission on December 22, 2007. The Lion Fund, L.P., Biglari Capital Corp., Western Acquisitions, L.P., Western Investments, Inc., Sardar Biglari, Western Sizzlin Corp., and Philip Cooley share voting power over the shares.

(5) This information was supplied on a Schedule 13D/A filed with the Securities and Exchange Commission on July 3, 2007. HBK Master Fund L.P., HBK Fund L.P., HBK Investments L.P., HBK Services LLC, HBK Partners II L.P., HBK Management LLC, LSF5 Indy Investments, LLC, LSF5 Indy Holdings, LLC, LSF5 REOC VII, L.P., LSF5 GenPar VII, LLC, Lone Star Fund V (U.S.), Lone Star Partners V, L.P., Lone Star Management Co. V, Ltd., John P. Grayken, and Robert J. Stetson, share voting power over the shares.

(6) This information was obtained from a Form 13G filed with the Securities and Exchange Commission on January 31, 2007. Barclays Global Investors, NA, Barclays Global Fund Advisors, Barclays Global Investors, LTD, share voting power over the shares.

The following table shows the total number of shares of Common Stock beneficially owned as of January 21, 2008 and the percentage of Common Stock so owned as of that date, with respect to (i) each director and nominee for director, (ii) each executive officer named in the Summary Compensation Table, and (iii) all directors and executive officers, as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class
Geoffrey Ballotti	1,000	*
Jeffrey Blade	80,625(2)	*
Peter M. Dunn	79,251(3)	*
Alan B. Gilman	528,010(4)	1.90%
Wayne L. Kelley	53,185(5)	*
Ruth J. Person	17,750(6)	*
Gary T. Reinwald	132,777(7)	*
J. Fred Risk	95,431(8)	*
John W. Ryan	25,991(9)	*
Steven Schiller	38,725(10)	*
Steven M. Schmidt	7,750(11)	*
Duane E. Geiger	51,547(12)	*
Edward Wilhelm	5,500(13)	*
James Williamson, Jr.	232,292(14)	*
All directors and executive officers as a group (17 persons)	1,424,168(15)	5%

**Less than 1%.*

(1) *Includes shares that may be acquired pursuant to stock options exercisable within 60 days.*

(2) *Includes 37,325 shares that may be acquired pursuant to stock options exercisable with in 60 days.*

(3) *This is the last reported level of share ownership by Mr. Dunn.*

(4) *Includes 144,164 shares that may be acquired pursuant to stock options exercisable within 60 days.*

(5) *Includes 9,000 shares that may be acquired pursuant to stock options exercisable within 60 days.*

(6) *Includes 12,750 shares that may be acquired pursuant to stock options exercisable within 60 days.*

(7) *Includes 67,719 shares that may be acquired pursuant to stock options exercisable within 60 days.*

(8) *Includes 12,750 shares that may be acquired pursuant to stock options exercisable within 60 days. Also includes 723 shares owned of record and beneficially by Mr. Risk's wife, with respect to which he disclaims beneficial ownership.*

(9) *Includes 12,750 shares that may be acquired pursuant to stock options exercisable within 60 days.*

(10) *Includes 15,425 shares that may be acquired pursuant to stock options exercisable within 60 days.*

(11) *Includes 6,750 shares that may be acquired pursuant to stock options exercisable within 60 days.*

(12) *Includes 22,389 shares that may be acquired pursuant to stock options exercisable within 60 days.*

(13) *Includes 2,500 shares that may be acquired pursuant to stock options exercisable within 60 days.*

(14)

Includes 12,750 shares that may be acquired pursuant to stock options exercisable within 60 days. Also includes 19,011 shares owned of record and beneficially by Mr. Williamson's wife, with respect to which he disclaims beneficial ownership.

(15) *Includes 328,073 shares that may be acquired pursuant to stock options exercisable within 60 days held by all directors and executive officers as a group.*

Equity Compensation Plan Information

The following table provides information regarding the Company's current equity compensation plans as of September 26, 2007.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity Compensation Plans approved by Shareholders (1)	1,657,612	$14.15	1,053,807(2)
Equity Compensation Plans not approved by Shareholders	—	N/A	N/A
Totals	1,657,612	$14.15	1,053,807

(1) *Consists of 1997 and 2006 Employee Stock Option Plans, 2003, 2004 and 2005 Director Stock Option Plans, the 2007 Non-Employee Director Restricted Stock Plan, the 1997 Capital Appreciation Plan and the 1992 and 2006 Employee Stock Purchase Plans.*

(2) *The 1997 Capital Appreciation Plan which provided for tandem awards of restricted stock and book units had 238,372 shares available for issuance when it expired following the end of fiscal 2007.*

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Reinwald Franchise

As reported in the Form 8-K filed on September 27, 2005, on September 21, 2005, the Company's wholly owned subsidiary, Steak n Shake Operations, Inc., ("SNS Operations") entered into a Multiple Unit Franchise Agreement,a Contract for the Sale and Use of Real Estate and a Personal Property Sales Agreement with Reinwald Enterprises Emory, LLC, and Reinwald Enterprises Wild Geese, LLC (collectively the "Franchisee"). Gary T. Reinwald, an Executive Vice President of the Company and a Named Executive Officer, is a member of both limited liability companies and holds the majority of the equity in the Franchisee.

Kelley Restaurants, Inc. Acquisition

As described in its November 11, 2004 Form 8-K and press release, the Company merged SNS Merger Corporation, a subsidiary of SNS Operations with Kelley Restaurants, Inc. ("KRI") on December 29, 2004 for $16,082,000, after adjustment for working capital and debt repayment. Ten percent of the adjusted purchase price was deposited in escrow for up to 24 months from the closing of the transaction in order to satisfy indemnification claims. In fiscal 2007 the remainder of the escrow account, in an amount of, $199,634.66 was distributed to the shareholders of KRI. Mr. Kelley served as President and a director, and Mr. Williamson and Mr. Gilman served as directors, of KRI and all were likewise shareholders of KRI. Mr. Lanham was also a shareholder of KRI.

Kelley Employment Agreement

Pursuant to an employment agreement entered into in connection with the KRI transaction (the "Kelley Employment Agreement"), Mr. Kelley became a full-time employee of the Company for ---28 months, ending on April 20, 2007. Under the Kelley Employment Agreement, Mr. Kelley received an annual salary of $205,000 per year and received a bonus of $57,000 because he met the requirement for being employed on April 20, 2007. As disclosed in the Form 8-K filed on March 30, 2006, the Company extended Mr. Kelley's employment with the Company from April 20, 2007 through and including July 13, 2009 (the "Amended Employment Agreement"). During the term of the Amended Employment Agreement Mr. Kelley will earn an annual salary of $75,000, receive normal and customary employee benefits provided by the Company to other employees and receive the use of a Chrysler Pacifica mini van or similarly priced vehicle.

Policy Regarding Related Person Transactions

The Board's policy is to review each related person transaction (as defined below) and determine whether it will approve or ratify that transaction. Any Board member who has any interest (actual or perceived) will not be involved in the consideration.

For purposes of the policy, a "related person transaction" is any transaction, arrangement or relationship where the Company is a participant, the Related Person (defined below) had, has or will have a direct or indirect material interest and the aggregate amount involved is expected to exceed $120,000 in any calendar year. "Related Person" includes (a) any person who is or was (at any time during the last fiscal year) an officer, director or nominee for election as a director; (b) any person or group who is a beneficial owner of more than 5% of the Company's voting securities; (c) any immediate family member of a person described in provisions (a) or (b) of this sentence; or (d) any entity in which any of the foregoing persons is employed, is a partner or has a greater than 5% beneficial ownership interest.

In determining whether a related person transaction will be approved or ratified, the Board may consider factors such as (a) the extent of the Related Person's interest in the transaction; (b) the availability of other sources of comparable products or services; (c) whether the terms are competitive with terms generally available in similar transactions with persons that are not Related Persons; (d) the benefit to the Company; and (e) the aggregate value of the transaction.

Director Independence

The Board has determined that all Directors, other than Messrs. Gilman and Kelley (who are our employees), are "independent" within the meaning of the listing standards of The New York Stock Exchange because none of those nominees has, directly or indirectly, any material relationship with the Company. The Board has made these determinations after considering the following:

1) None of the independent Directors is an officer or an employee of the Company or its subsidiaries or affiliates, nor has been such an employee within the prior three years.

2) None of the independent Directors has received, nor has an immediate family member of such Director received during any twelve month period in the last three years more than $100,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service.

3) None of the independent Directors or any member of their immediate family is or within the past five years has been affiliated with the Company's external auditor.

4) None of the independent Directors or any member of their immediate family have within the last three years been employed as an executive officer of another company on which company's Compensation Committee one of the Company's present executive officers served.

5) None of the independent Directors is a current employee or has an immediate family member who is a current executive officer of a company that in any of the last three fiscal years has done business with the Company in an amount of $1 million or 2% of such other company's consolidated gross revenues.

6) None of the independent Directors serves as a director, trustee, executive officer or similar position of a charitable or non-profit organization to which the Company or its subsidiaries made charitable contributions or payments in fiscal year 2007 in excess of $1 million or 2% of the organization's consolidated gross revenues.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Auditors' Fees

Deloitte & Touche LLP ("Deloitte") served as the Company's independent auditor for fiscal 2007. Deloitte has advised the Company that they have billed or will bill the Company the following amounts for services for each of the Company's last two fiscal years.

Type of Fee		Fiscal 2007		Fiscal 2006
Audit Fees (1)	$	403,350	$	341,839
Audit-Related Fees (2)	$	15,000	$	15,000
Tax Fees (3)	$	103,019	$	–
All Other Fees (4)	$	–	$	19,525
Total Fees for the Applicable Fiscal Year	$	521,369	$	376,364

(1) *Audit fees include fees for services performed for the audit of the Company's annual financial statements including services related to Section 404 of the Sarbanes-Oxley Act and review of financial statements included in the Company's 10-Q filings, 10-K filing and S-8 Registration statement, comment letters and services that are normally provided in connection with statutory or regulatory filings or engagements.*

(2) *Audit-Related Fees include fees for assurance and related services performed that are reasonably related to the performance of the audit or review of the Company's financial statements. This includes the audit of the Company's 401(k) Plan. These fees are partially paid through 401(k)Plan forfeitures.*

(3) *Tax Fees are fees for services performed with respect to tax compliance, tax advice and other tax review.*

(4) *All Other Fees are fees for other permissible work that does not meet the above category descriptions. This includes an online research subscription and sales and use tax software.*

Pre-approval Policy

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent auditor. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent auditor and management are required to report periodically to the Audit Committee regarding the extent of services provided by the independent auditor in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. In fiscal 2007, the Audit Committee pre-approved the services reported above as audit-related services and tax fees and Deloitte did not provide any non-audit services during such year.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Documents filed as a part of this Amendment:

Exhibit Number	Description
31.01	Rule 13(a)-14(a)/15d-14(a) Certification of Chief Executive Officer
31.02	Rule 13(a)-14(a)/15d-14(a) Certification of Chief Financial Officer

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 24, 2008.

THE STEAK N SHAKE COMPANY

By: /s/ Jeffrey A. Blade
Jeffrey A. Blade
Executive Vice President,
Chief Financial and Administrative Officer

EXHIBIT 31.01

CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Alan B. Gilman, certify that:

1. I have reviewed this annual report on Form 10-K/A of The Steak n Shake Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 24, 2008

/s/ Alan B. Gilman
Alan B. Gilman
Interim President and Chief Executive Officer

EXHIBIT 31.02

CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jeffrey A. Blade, certify that:

1. I have reviewed this annual report on Form 10-K/A of The Steak n Shake Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 24, 2008

/s/ Jeffrey A. Blade
Jeffrey A. Blade
Executive Vice President, Chief Financial and Administrative Officer

Officers & Directors

Officers:

Alan B. Gilman,
Chairman, Interim President and
Chief Executive Officer
Jeffrey A. Blade,
Executive Vice President, Chief Financial
and Administrative Officer
Gary T. Reinwald,
Executive Vice President, Development
Omar R. Janjua,
Executive Vice President, Operations
Steven C. Schiller,
Senior Vice President, Chief Marketing Officer
Thomas F. Murrill,
Senior Vice President, Human Resources
David C. Milne,
Vice President, General Counsel and Corporate Secretary
Duane E. Geiger,
Vice President, Controller
Kenneth L. Faulkner,
Vice President, Operations
Bradley Manns,
Vice President, Franchising
J. Michael Vance,
Vice President, Strategic Planning, Chief Information Officer
Scott A. Deibert,
Vice President, Supply Chain
Douglas D. Willard,
Vice President, Consumer Insight and Innovation
Lynne Elson,
Vice President, Operations Support

Directors:

Alan B. Gilman,
Chairman, Interim President and Chief Executive Officer
Dr. John W. Ryan (1,2,4,5)
Former Chancellor of the State University System of New York;
Former President of Indiana University
Geoff Ballotti, (2,3,4,5)
President, North American Division of Starwood Hotels &
Resorts Worldwide, Inc.
Steven M. Schmidt (1,2,4,5)
President, Business Solutions Division - Office Depot
Wayne L. Kelley (3)
Former President – Kelley Restaurants, Inc
Edward W. Wilhelm (2,5)
Chief Financial Officer – Borders Group, Inc
Ruth J. Person (3,4,5)
Chancellor, Indiana University Kokomo and Professor of
Management; President, Board of Directors, Workforce
Development Strategies, Inc.; Member, Key Bank Advisory
Board – Central Indiana.
James Williamson, Jr. (1,6)
Former President and CEO – Consolidated Products, Inc.
J. Fred Risk (1,2,4)
Chairman of the Board of Directors, The Security Group, Inc.

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Personnel/Benefits Committee
(4) Member of Nominating/Corporate Governance Committee
(5) Member of Compensation Committee
(6) Lead Outside Director

Corporate Headquarters
36 South Pennsylvania Street, Suite 500
Indianapolis, Indiana 46204
317-633-4100

Investor Contact
Please call Mr. Jeffrey A. Blade, Executive Vice President and Chief Financial and Administrative Officer, at 317-633-4100, or contact him via e-mail at jeff.blade@steaknshake.com

Independent Auditors
Deloitte & Touche LLP
Indianapolis, Indiana 46204

The Annual Meeting of Shareholders
Will be held at 1:30 p.m. E.D.T. on Friday, March 7, 2008 at the Marriott Indianapolis Downtown, 350 West Maryland Street 1st Floor, Florida/Illinois Room, Indianapolis, Indiana 46225

Availability of Form 10-K
The Form 10-K can be obtained on our website or by contacting:

The Steak n Shake Company
Chief Financial Officer
36 South Pennsylvania Street, Suite 500
Indianapolis, Indiana 46204

Stock Transfer Agent & Registrar
Computershare Investor Services, LLC
Shareholder Services
P.O. Box A3504
Chicago, Illinois 60690-3504
312-461-6001

We have filed as exhibits to our Annual Report on Form 10-K for the year ended September 26, 2007, the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act. We have also submitted the required annual Chief Executive Officer certification to the New York Stock Exchange.

For all other information, please visit www.steaknshake.com

END